UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Consolidated financial statements

Year ended December 31, 2011

Table of contents

Financial statements

•    CONSOLIDATED INCOME STATEMENT

5

•    CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

6

•    CONSOLIDATED STATEMENT OF FINANCIAL POSITION

7

•    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

9

•    CONSOLIDATED STATEMENT OF CASH FLOWS

11

Segment information

13

•    CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2011

13

•    CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2010

15

•    CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2009

17

•    CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2011

19

•    CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2010

21

•    CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2009

23

Consolidated financial statements 2011

Detailed table of contents for notes to the consolidated financial statements

NOTE 1

Description of business and basis of preparation of the consolidated financial statements

25

1.1

Description of business

25

1.2

Basis of preparation of the 2011 consolidated financial statements

25

1.3

Standards and interpretations compulsory after December 31, 2011 with no early application decided by the Group

26

1.4

Use of estimates and judgment

27

NOTE 2

Main changes in scope of consolidation and gains and losses on disposal of Businesses

28

NOTE 3

Sales

35

3.1

Revenues

35

3.2

Other operating income and expense

35

3.3

Trade receivables

36

3.4

Deferred income

37

3.5

Other assets

37

NOTE 4

Purchases

38

4.1

External purchases

38

4.2

Other operating expense

38

4.3

Broadcasting rights and equipment inventories

39

4.4

Trade payables

39

4.5

Prepaid expenses

39

4.6

Other liabilities

39

NOTE 5

Employee benefits

40

5.1

Labor expenses

40

5.2

Employee benefits

40

5.3

Share-based payment

44

NOTE 6

Impairment losses and goodwill

47

6.1

Impairment losses

47

6.2

Goodwill

48

6.3

Key assumptions used to determine recoverable amounts

50

6.4

Sensitivity of recoverable amounts

51

NOTE 7

Assets and gains on disposal of assets

53

7.1

Depreciation and amortization and gains on disposal of assets

53

7.2

Other intangible assets

53

7.3

Property, plant and equipment

54

7.4

Provisions for dismantling and restoring sites

55

NOTE 8

Provisions

56

8.1

Restructuring costs and similar items

56

8.2

Provisions

57

NOTE 9

Interests in associates

59

9.1

Interests in associates

59

9.2

Information on the main associates

61

NOTE 10

Financial assets, liabilities and financial results

62

10.1

Gains and losses related to financial assets and liabilities

62

10.2

Net financial debt

63

10.3

TDIRA

65

10.4

Bonds, excluding TDIRA

66

10.5

Bank loans and loans from multilateral lending institutions

67

10.6

Financial liabilities at fair value through profit or loss

68

10.7

Assets available for sale

68

10.8

Loans and other receivables

69

10.9

Financial assets at fair value through profit or loss

69

10.10

Derivative instruments

70

10.11

Cash flow hedges

70

10.12

Fair value hedges

72

10.13

Net investment hedges

73

10.14

Hedging instruments reserves

73

Consolidated financial statements 2011

NOTE 11

Information on market risk and fair value of financial assets and liabilities

74

11.1

Interest rate risk management

74

11.2

Foreign exchange risk management

74

11.3

Liquidity risk management

76

11.4

Management of covenants

78

11.5

Credit risk and counterparty risk management

79

11.6

Equity market risk

79

11.7

Capital management

80

11.8

Other information on the fair value of financial assets and liabilities

80

NOTE 12

Income tax

83

12.1

Income tax recognized in profit or loss

83

12.2

Corporate income tax on components of other comprehensive income

86

12.3

Tax position in statement of financial position

86

NOTE 13

Shareholders' equity

88

13.1

Changes in share capital

88

13.2

Treasury shares

88

13.3

Earnings per share

88

13.4

Dividends

89

13.5

Cumulative translation adjustment

90

13.6

Non-controlling interests

91

NOTE 14

Unrecognized contractual commitments

92

14.1

Leasing commitments

92

14.2

Investment and goods and services purchase commitments

92

14.3

Commitments relating to employees other than pensions and other post-employment benefits

93

14.4

Guarantees given to third parties in the ordinary course of business

94

14.5

Asset and liability guarantees granted in relation to disposals

94

14.6

Commitments relating to securities

95

14.7

Assets covered by commitments

96

NOTE 15

Litigation

98

15.1

Litigation related to competition law

98

15.2

Other proceedings

102

NOTE 16

Subsequent events

104

NOTE 17

Scope of consolidation and associates

105

NOTE 18

Accounting policies

110

18.1

Principle for preparation of consolidated financial statements

110

18.2

Revenues

114

18.3

Purchases

115

18.4

Employee benefits

116

18.5

Impairment losses and goodwill

117

18.6

Intangible assets, property, plant and equipment and income on disposal of assets

118

18.7

Provisions

120

18.8

Interests in associates

121

18.9

Financial assets and liabilities, net finance costs

121

18.10

Income taxes

123

18.11

Equity

124

18.12

Disclosure on related-party transactions

124

NOTE 19

Executive compensation

125

NOTE 20

Fees paid to statutory auditors

126

Consolidated financial statements 2011

•    CONSOLIDATED INCOME STATEMENT

Amounts in millions of euros (except for per share data)	Note	2011	2010	2009
Revenues	3.1	45,277	45,503	44,845
External purchases	4.1	(19,638)	(19,375)	(18,748)
Other operating income	3.2	658	573	568
Other operating expense	4.2	(2,463)	(2,532)	(2,211)
Labor expenses	5.1	(8,815)	(9,214)	(9,010)
Gain (losses) on disposal of businesses and assets	2 & 7.1	246	62	(3)
Restructuring costs and similar items	8.1	(136)	(680)	(213)
General Court of the European Union ruling of November 30, 2009	4.6	-	-	(964)
Depreciation and amortization	7.1	(6,735)	(6,461)	(6,234)
Remeasurement resulting from business combinations	2	-	336	-
Reclassification of cumulative translation adjustment from liquidated entities	13.5	642	-	-
Impairment of goodwill	6.1	(611)	(509)	(449)
Impairment of assets	6.1	(380)	(127)	(69)
Share of profits (losses) of associates	9.1	(97)	(14)	138
Operating Income		7,948	7,562	7,650
Cost of gross financial debt	10.1	(2,066)	(2,117)	(2,232)
Income and expense on net debt assets	10.1	125	120	129
Foreign exchange gains (losses)	10.1	(21)	56	(42)
Other financial Income and expense	10.1	(71)	(59)	(61)
Finance costs, net		(2,033)	(2,000)	(2,206)
Income tax	12.1	(2,087)	(1,755)	(2,242)
Consolidated net income after tax of continuing operations		3,828	3,807	3,202
Consolidated net income after tax of discontinued operations	2	-	1,070	200
Consolidated net income after tax		3,828	4,877	3,402
Net income attributable to owners of the parent		3,895	4,880	3,018
Non-controlling interests		(67)	(3)	384
Earnings per shares (in euros)	13.3
Net income of continuing operations attributable to owners of France Telecom S.A.
- basic		1.47	1.44	1.06
- diluted		1.46	1.43	1.06
Net income of discontinued operations attributable to owners of France Telecom S.A.
- basic		-	0.40	0.08
- diluted		-	0.39	0.08
Net income attributable to owners of France Telecom S.A.
- basic		1.47	1.84	1.14
- diluted		1.46	1.82	1.14

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated financial statements 2011

•    CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in millions of euros	Note	2011	2010	2009
Consolidated net income after tax		3,828	4,877	3,402
Actuarial gains and losses on post-employment benefits	5.2	(46)	(117)	(64)
Income tax relating to items that will not be reclassified	12.2	(3)	57	14
Share of other comprehensive income in associates that will not be reclassified	9.1	(2)	29	0
Items that will not be reclassified to profit or loss (a)		(51)	(31)	(50)
Assets available for sale	10.7	(10)	(16)	32
Cash flow hedges	10.11	(3)	106	(173)
Net investment hedges	10.13	(14)	(80)	-
Exchange differences on translating foreign operations	13.5	(1,053)	619	(266)
Income tax relating to items that may be reclassified	12.2	9	5	62
Share of other comprehensive income in associates that may be reclassified	9.1	(9)	1	(0)
Items that may be reclassified subsequently to profit or loss (b)		(1,080)	635	(345)
Other comprehensive income of continuing operations for the year (a)+(b)		(1,131)	604	(395)
Cash flow hedges		-	(0)	(54)
Exchange differences on translating foreign operations	2	-	1,093	441
Other comprehensive income of discontinued operations for the year		-	1,093	387
Consolidated other comprehensive income for the year		(1,131)	1,697	(8)

Total comprehensive income for the year		2,697	6,574	3,394
Total comprehensive income attributable to owners the parent		2,868	6,522	3,011
Non-controlling interests		(171)	52	383

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated financial statements 2011

•    CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)	Note	December 31, 2011	December 31, 2010	December 31, 2009
ASSETS
Goodwill	6.2	27,340	29,033	27,797
Other Intangible assets	7.2	11,343	11,302	9,953
Property, plant and equipment	7.3	23,634	24,756	23,547
Interests in associates	9.1	7,944	8,176	937
Assets available for sale	10.7	89	119	220
Non-current loans and receivables	10.2	994	891	2,554
Non-current financial assets at fair value through profit or loss	10.9	114	96	199
Non-current hedging derivatives assets	10.10	428	328	180
Other non-current assets	3.5	94	21	32
Deferred tax assets	12.3	3,551	4,424	3,775
Total non-current assets		75,531	79,146	69,194
Inventories	4.3	631	708	617
Trade receivables	3.3	4,905	5,596	5,451
Current loans and other receivables	10.2	1,165	775	1,093
Current financial assets at fair value through profit or loss, excluding cash equivalents	10.9	948	758	91
Current hedging derivatives assets	10.10	66	72	18
Other current assets	3.5	2,284	2,346	1,828
Current tax assets	12.3	124	124	142
Prepaid expenses	4.5	368	323	407
cash equivalents	10.2	6,733	3,201	2,911
Cash	10.2	1,311	1,227	894
Total current assets		18,535	15,130	13,452
Assets held for sale(1)	2	2,017	-	8,264
TOTAL ASSETS		96,083	94,276	90,910

(1) Orange Suisse in 2011 and Orange in the United Kingdom in 2009.
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated financial statements 2011

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)	Note	December 31, 2011	December 31, 2010	December 31, 2009
EQUITY AND LIABILITIES
Share capital		10,596	10,595	10,595
Additional paid-in capital		15,731	15,731	15,730
Retained earnings		1,246	2,775	539
Equity attributable to the owners of the parent		27,573	29,101	26,864
Non-controlling interests		2,019	2,448	2,713
Total equity	13	29,592	31,549	29,577
Non-current trade payables	4.4	380	466	411
Non-current financial liabilities at amortized cost, excluding trade payables	10.2	33,933	31,617	30,502
Non-current financial liabilities at fair value through profit or loss	10.6	259	2,175	614
Non-current hedging derivatives liabilities	10.10	277	250	693
Non-current employee benefits	5.2	1,688	1,826	1,223
Non-current provisions	8.2	991	1,009	1,009
Other non-current liabilities	4.6	487	528	565
Deferred tax liabilities	12.3	1,264	1,265	1,043
Total non-current liabilities		39,279	39,136	36,060
Current trade payables	4.4	8,151	8,274	7,531
Current financial liabilities at amortized cost, excluding trade payables	10.2	5,440	4,525	6,230
Current financial liabilities at fair value through profit or loss	10.6	2,019	366	73
Current hedging derivatives liabilities	10.10	3	18	1
Current employee benefits	5.2	1,829	1,816	1,687
Current provisions	8.2	1,506	1,546	1,217
Other current liabilities	4.6	2,277	2,105	2,629
Current tax payables	12.3	2,625	2,353	282
Deferred income	3.4	2,322	2,588	2,443
Total current liabilities		26,172	23,591	22,093
Liabilities related to assets held for sale (1)	2	1,040	-	3,180
TOTAL EQUITY AND LIABILITIES		96,083	94,276	90,910

(1) Orange Suisse in 2011 and Orange in the United Kingdom in 2009.
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated financial statements 2011

•    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(amount in millions of euros)	Note			Attributable to owners of the parent				Attributable to non-controlling interests			Total Equity
		Number of issued shares	Share capital	Additional paid-in capital	Reserves	Other compre- hensive income	Total	Reserves	Other compre- hensive income	Total
Balance at January 1, 2009		2,614,991,236	10,460	15,325	992	255	27,032	3,289	222	3,511	30,543
Consolidated comprehensive income		-	-	-	3,018	(7)	3,011	384	(1)	383	3,394
Capital increase	13.1	33,718,538	135	405	-	-	540	-	-	-	540
Share-based compensation	5.3	-	-	-	37	-	37	3	-	3	40
Purchase of treasury shares	13.2	-	-	-	(37)	-	(37)	-	-	-	(37)
Dividends	13.4 13.6	-	-	-	(3,679)	-	(3,679)	(571)	-	(571)	(4,250)
Changes in ownership interests with no gain/ loss of control	2	-	-	-	-	-	-	(659)	-	(659)	(659)
Changes in ownership interests with gain/ loss of control	2	-	-	-	-	-	-	-	-	-	-
Other movements		-	-	-	(40)	-	(40)	46	-	46	6
Balance at December 31, 2009		2,648,709,774	10,595	15,730	291	248	26,864	2,492	221	2,713	29,577
Consolidated comprehensive income		-	-	-	4,880	1,642	6,522	(3)	55	52	6,574
Capital increase	13.1	148,832	-	1	-	-	1	-	-	-	1
Share-based compensation	5.3	-	-	-	10	-	10	4	-	4	14
Purchase of treasury shares	13.2	-	-	-	(1)	-	(1)	-	-	-	(1)
Dividends	13.4 13.6	-	-	-	(3,706)	-	(3,706)	(610)	-	(610)	(4,316)
Changes in ownership interests with no gain/ loss of control	2	-	-	-	(37)	-	(37)	2	-	2	(35)
Changes in ownership interests with gain/ loss of control	2	-	-	-	(529)	-	(529)	275	-	275	(254)
Other movements		-	-	-	(23)	-	(23)	12	-	12	(11)
Balance at December 31, 2010		2,648,858,606	10,595	15,731	885	1,890	29,101	2,172	276	2,448	31,549
Consolidated comprehensive income		-	-	-	3,895	(1,027)	2,868	(67)	(104)	(171)	2,697
Capital increase	13.1	26,777	1	-	-	-	1	-	-	-	1
Share-based compensation	5.3	-	-	-	19	-	19	2	-	2	21
Purchase of treasury shares	13.2	-	-	-	(223)	-	(223)	-	-	-	(223)
Dividends	13.4 13.6	-	-	-	(3,703)	-	(3,703)	(687)	-	(687)	(4,390)
Changes in ownership interests with no gain/ loss of control	2	-	-	-	(10)	-	(10)	(26)	-	(26)	(36)
Changes in ownership interests with gain/ loss of control	2	-	-	-	-	-	-	-	-	-	-
Other movements	13.6	-	-	-	(480)	-	(480)	453	-	453	(27)
Balance at December 31, 2011		2,648,885,383	10,596	15,731	383	863	27,573	1,847	172	2,019	29,592

Consolidated financial statements 2011

•    ANALYSIS OF CHANGES IN SHAREHOLDERS' EQUITY RELATED TO COMPONENTS OF OTHER COMPREHENSIVE INCOME

	Attributable to owners of the parent							Attributable to non-controlling interests
	Assets available for sale	Hedging instru-ments	Transla-tion adjust-ments	Actuarial gains and losses	Defer-red taxes	Other compo-nents of comprehensive income of associates	Total	Hedging instru-ments	Transla-tion adjust-ments	Actua-rial gains and losses	Defer-red taxes	Total	Total other compre-hensive income
Balance at January 1, 2009	26	645	(135)	(90)	(187)	(4)	255	(5)	242	(19)	4	222	477
Changes in components of other comprehensive income	32	(233)	172	(52)	74	-	(7)	6	3	(12)	2	(1)	(8)
Balance at December 31, 2009	58	412	37	(142)	(113)	(4)	248	1	245	(31)	6	221	469
Changes in components of other comprehensive income	(16)	28	1,652	(112)	60	30	1,642	(2)	60	(5)	2	55	1,697
Balance at December 31, 2010	42	440	1,689	(254)	(53)	26	1,890	(1)	305	(36)	8	276	2,166
Changes in components of other comprehensive income	(10)	(18)	(937)	(57)	6	(11)	(1,027)	1	(116)	11	-	(104)	(1,131)
Balance at December 31, 2011	32	422	752	(311)	(47)	15	863	-	189	(25)	8	172	1,035

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated financial statements 2011

•    CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in millions of euros)	Note	December 31, 2011	December 31, 2010	December 31, 2009
OPERATING ACTIVITIES
Consolidated net income		3,828	4,877	3,402
Adjustments to reconcile net income (loss) to funds generated from operations
Gains (losses) on disposal of assets	2-7.1	(246)	(62)	5
Gain on disposal of entities in the United Kingdom	2	-	(960)	-
Depreciation and amortization	7.2-7.3	6,735	6,461	6,921
Change in other provisions		(339)	764	(41)
Remeasurement resulting from business combinations	2	-	(336)	-
Reclassification of cumulative translation adjustment from liquidated entities	13.5	(642)	-	-
Impairment of goodwill	6.2	611	509	450
Impairment of non-current assets	7.2-7.3	380	129	69
Share of profits (losses) of associates	9.1	97	14	(138)
Operational net foreign exchange and derivatives		44	1	102
Finance costs, net	10.1	2,033	2,001	2,203
Income tax	12.1	2,087	1,779	2,285
Share-based compensation	5.1	21	14	41
Change in inventories, trade receivables and trade payables
Decrease (increase) in inventories, net		43	(13)	232
Decrease (increase) in trade receivables, gross		596	228	242
Increase (decrease) in trade payables		(41)	(3)	(625)
Other changes in working capital requirements
Decrease (increase) in other receivables		(60)	(319)	131
Increase (decrease) in other payables		(169)	425	(173)
General Court of the European Union's ruling of November 30, 2009(1)	15.1	-	(964)	964
Other net cash out
Dividends and interest income received		693	629	201
Interest paid and interest rates effects on derivatives, net		(1,771)	(2,051)	(1,692)
Income tax paid		(1,021)	(535)	(576)
Net cash provided by operating activities(2)		12,879	12,588	14,003
Of which discontinued operations – United Kingdom	2	-	87	941
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (3)	7.2-7.3	(6,711)	(6,102)	(5,454)
Increase (decrease) in amounts due to fixed asset suppliers		39	150	(423)
Proceeds from sales of property, plant and equipment and intangible assets	7	74	64	92
Cash paid for investment securities, net of cash acquired
Congo China Telecom	2	(153)	-	-
Compagnie Européenne de Téléphonie	2	(61)	-	-
ECMS	2	-	(152)	-
LINK dot NET and Link Egypt	2	-	(41)	-
Other		(3)	(104)	(28)
Investments in affiliates, net of cash acquired
Korek Telecom	2	(305)	-	-
Dailymotion	2	(66)	-	-
Medi Telecom	2	(3)	(744)	-
Orange Tunisie	2	-	-	(95)
Compagnie Européenne de Téléphonie	2	-	-	(20)
Other		(18)	(24)	-
Proceeds from sales of investment securities, net of cash transferred
TP Emitel	2	410	-	-
Other proceeds from sales		42	(19)	11
Decrease (increase) in securities and other financial assets
Securities at fair value	10.9	(67)	(645)	596
Escrow deposit related to the General Court of the European Union's ruling(1)	10.8	-	964	-
Partial redemption of loan granted to Everything Everywhere	10.8	511	706	-
Other		3	(4)	(76)
Net cash used in investing activities		(6,308)	(5,951)	(5,397)
Of which discontinued operations – United Kingdom	2	-	(107)	(406)

Consolidated financial statements 2011

CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in millions of euros)	Note	December 31, 2011	December 31, 2010	December 31, 2009
FINANCING ACTIVITIES
Issuances
Bonds	10.4	3,870	3,948	4,638
Other long-term debt	10.5	461	405	421
Redemptions and repayments
Bonds	10.4	(1,345)	(6,413)	(4,963)
Other long-term debt	10.5	(372)	(575)	(2,248)
Equity portion of hybrid debt	10.3	-	-	(97)
Other changes
Increase (decrease) in bank overdrafts and short-term borrowings	10	(570)	238	(1,253)
Decrease (increase) in deposits and other debt-linked financial assets	10	2	778	(590)
Exchange rates effects on derivatives, net		(238)	(149)	(360)
Purchase of treasury shares	13.2	(275)	11	(8)
Changes in ownership interests with no gain / loss of control
Of which Orange Botswana		-	(38)	-
Of which FT España	2	-	-	(1,387)
Of which others		(8)	(8)	1
Capital increase (decrease) - owners of the parent company	13.1	1	1	2
Capital increase (decrease) - non-controlling interests		-	3	2
Dividends paid to non-controlling interests	13.6	(683)	(612)	(571)
Dividends paid to owners of the parent company	13.4	(3,703)	(3,706)	(3,141)
Net cash used in financing activities		(2,860)	(6,117)	(9,554)
Of which discontinued operations – United Kingdom	2	-	66	(554)
Net change in cash and cash equivalents		3,711	520	(948)
Of which discontinued operations – United Kingdom	2	-	46	(19)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		(78)	103	59
Of which discontinued operations – United Kingdom	2	-	6	(11)
Cash and cash equivalents at beginning of period		4,428	3,805	4,694
Of which cash		1,227	894	928
Of which cash equivalents		3,201	2,911	3,766
Of which discontinued operations	2	-	-	30
Cash and cash equivalents at end of period		8,061	4,428	3,805
Of which cash		1,311	1,227	894
Of which cash equivalents		6,733	3,201	2,911
Of which discontinued operations - Orange Suisse	2	17	-	-

(1) Following the General Court of the European Union’s decision of November 30, 2009 on the French business tax (taxe professionnelle - see Note 15), an expense of 964 million euros was recognized, with no effect on net cash flow provided by operating activities in 2009. This entire amount had been deposited into an escrow account. The transfer of the amount in escrow to the government on January 7, 2010 did not affect cash flow, as the (964) million euros impact on net cash flow provided by operating activities was offset by a positive impact of 964 million euros on net cash used in investing activities, associated with the balance of the escrow account.

(2) In 2011, net cash flow provided by operating activities includes (339) million euros in change in other provisions, mainly due to a (248) million reversal for the television publishing operations.

It also includes a 494 million euro dividend received from the Everything Everywhere joint venture.

(3) Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 180 million euros (157 million euros at December 31, 2010 and 170 million euros at December 31, 2009) have no impact on the statement of cash flows at the time of acquisition.

Consolidated financial statements 2011

Segment information

•    CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2011

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	22,534	3,993	3,625	8,795
• external	21,551	3,946	3,585	8,434
• inter-segment	983	47	40	361
External purchases	(8,564)	(2,742)	(1,703)	(4,558)
Other operating income	1,142	68	100	140
Other operating expense	(1,692)	(298)	(339)	(548)
Labor expenses	(4,817)	(181)	(495)	(817)
Gain (losses) on disposal of businesses and assets	-	1	201	(8)
Restructuring costs and similar items	(34)	(2)	(42)	(11)
Reported EBITDA	8,569	839	1,347	2,993
Depreciation and amortization	(2,327)	(1,005)	(902)	(1,570)
Remeasurement resulting from business combinations	-	-	-	-
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-
Impairment of goodwill	-	-	-	(611)
Impairment of fixed assets	(1)	(2)	(2)	(212)
Share of profits (losses) of associates	-	-	-	(5)
Operating income	6,241	(168)	443	595
Finance costs, net
Income tax
Consolidated net income after tax of continuing operations
Consolidated net income after tax

Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,619	405	627	1,409
• telecommunications licenses	293	580	-	68
• financed through finance leases	-	5	-	-
Total Investments (3)	2,912	990	627	1,477

(1) Including revenues of 5,141 million euros for France, 193 million euros for the United Kingdom, 34 million euros for Spain, 15 million euros for Poland, 421 million euros for the Rest of Europe and 1,297 million euros for the Rest of the World.

Including tangible and intangible assets of 232 million euros for France, 12 million euros for the United Kingdom, 34 million euros for the Rest of Europe and 65 million euros for the Rest of the World.

(2) Including revenues of 1,450 million euros for France, 33 million euros for the United Kingdom, 28 million euros for the Rest of Europe and 99 million euros for the Rest of the World.

Including tangible and intangible assets of 532 million euros for France, 3 million euros for the United Kingdom, 3 million euros for the Rest of Europe and 4 million euros for the Rest of the World.

(3) Including 2,432 million euros for other intangible assets and 4,459 million euros for other tangible assets.

Consolidated financial statements 2011

COMPTE

				DT / FT joint venture
Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total France Telecom	Everything Everywhere (100%)
7,101	1,610	(2,381)	45,277	7,817
6,660	1,101	-	45,277	7,817
441	509	(2,381)	-	-
(4,120)	(3,183)	5,232	(19,638)	(5,444)
139	2,877	(3,808)	658	20
(285)	(258)	957	(2,463)	(403)
(1,544)	(961)	-	(8,815)	(552)
-	52	-	246	(1)
(15)	(32)	-	(136)	(88)
1,276	105	-	15,129	1,349
(337)	(594)	-	(6,735)	(1,428)
-	-	-	-	-
-	642	-	642	-
-	-	-	(611)	-
(1)	(162)	-	(380)	-
2	(94)	-	(97)	-
940	(103)	-	7,948	(78)
			(2,033)	(52)
			(2,087)	10
			3,828
			3,828	(120)

343	367	-	5,770	633
-	-	-	941	-
-	175	-	180	-
343	542	-	6,891	633

Consolidated financial statements 2011

•    CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2010

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	23,308	3,821	3,934	8,248
• external	22,138	3,777	3,892	7,884
• inter-segment	1,170	44	42	364
External purchases	(8,971)	(2,640)	(1,796)	(4,140)
Other operating income	1,248	46	49	108
Other operating expense	(1,762)	(286)	(455)	(535)
Labor expenses	(4,950)	(175)	(555)	(726)
Gain (losses) on disposal of businesses and assets	(3)	(1)	11	(5)
Restructuring costs and similar items	(57)	-	(8)	(9)
Reported EBITDA	8,813	765	1,180	2,941
Depreciation and amortization	(2,249)	(979)	(948)	(1,293)
Remeasurement resulting from business combinations	-	-	-	336
Impairment of goodwill	-	-	-	(509)
Impairment of fixed assets	(1)	(2)	(3)	(122)
Share of profits (losses) of associates	4	(2)	-	27
Operating income	6,567	(218)	229	1,380
Finance costs, net
Income tax
Consolidated net income after tax of continuing operations
Consolidated net income after tax of discontinued operations
Consolidated net income after tax

Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,568	397	679	1,248
• telecommunications licenses	285	-	-	227
• financed through finance leases	-	5	1	-
Total investments(5)	2,853	402	680	1,475

(1) Net income of entities in the United Kingdom until April 1, 2010, disposal date (see Note 2).
(2) Net income of the joint venture held 50/50 by France Telecom (FT) and Deutsche Telekom (DT), which was created on April 1, 2010 and combines their UK activities (see Note 2).

(3) Including revenues of 5,307 million euros for France, 259 million euros for the United Kingdom, 2 million euros  for Poland, 23 million euros for Spain, 627 million euros  for the Rest of Europe and 998 million euros  for the Rest of the World.

Including tangible and intangible assets of 212 million euros for France, 9 million euros for the United Kingdom, 2 million euros for Spain, 34 million euros for the Rest of Europe and 66 million euros for the Rest of the World.

(4) Including revenues of 1,478 million euros for France, 33 million euros for the United Kingdom, 5 million euros  for the Rest of Europe and 84 million euros  for the Rest of the World.

Including tangible and intangible assets of 451 million euros for France and 3 million euros for the Rest of the World.

(5) Including 1,914 million euros for other intangible assets and 4,273 million euros for other tangible assets.

Consolidated financial statements 2011

COMPTE

				Discontinued operations		DT / FT joint venture
Enterprise (3)	International Carriers & Shared Services (4)	Eliminations	Total France Telecom	United Kingdom (1)	Eliminations and other items	Everything Everywhere (100%)(2)
7,216	1,600	(2,624)	45,503	1,282	(20)	6,243
6,742	1,070	-	45,503	1,275	(13)	6,243
474	530	(2,624)	-	7	(7)	-
(4,310)	(3,468)	5,950	(19,375)	(920)	22	(4,396)
161	3,241	(4,280)	573	7	(37)	16
(263)	(185)	954	(2,532)	(78)	35	(337)
(1,485)	(1,323)	-	(9,214)	(97)	-	(456)
(1)	61	-	62	960	-	-
(19)	(587)	-	(680)	(57)	-	(82)
1,299	(661)	-	14,337	1,097	-	988
(341)	(651)	-	(6,461)	-	-	(1,035)
-	-	-	336	-	-	-
-	-	-	(509)	-	-	-
-	1	-	(127)	(2)	-	-
-	(43)	-	(14)	-	-	-
958	(1,354)		7,562	1,095	-	(47)
			(2,000)	(1)	-	(37)
			(1,755)	(24)	-	(15)
			3,807		-
			1,070	1,070	-
			4,877		-	(99)

318	312	-	5,522	68	-	378
-	-	-	512	-	-	-
5	142	-	153	4	-	-
323	454	-	6,187	72	-	378

Consolidated financial statements 2011

•    CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2009

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	23,651	3,887	3,831	7,210
• external	22,296	3,844	3,795	6,869
• inter-segment	1,355	43	36	341
External purchases	(8,949)	(2,735)	(1,721)	(3,525)
Other operating income	1,434	41	39	127
Other operating expense	(1,823)	(281)	(154)	(434)
Labor expenses	(4,951)	(181)	(536)	(635)
Gain (losses) on disposal of businesses and assets	(12)	-	8	-
Restructuring costs and similar items	(82)	(2)	(5)	(10)
General Court of the European Union's ruling of November 30, 2009	-	-	-	-
Reported EBITDA	9,268	729	1,462	2,733
Depreciation and amortization	(2,191)	(1,001)	(959)	(1,063)
Impairment of goodwill	-	-	(400)	(49)
Impairment of fixed assets	-	(2)	(8)	(32)
Share of profits (losses) of associates	(16)	-	-	107
Operating income	7,061	(274)	95	1,696
Finance costs, net
Income tax
Consolidated net income after tax of continuing operations
Consolidated net income after tax of discontinued operations
Consolidated net income after tax

Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,160	440	500	1,143
• telecommunications licenses	-	(7)	-	65
• financed through finance leases	-	3	8	-
Total investments (4)	2,160	436	508	1,208

(1) Net income of entities in the United Kingdom until April 1, 2010, disposal date.

(2) Including revenues of 5,659 million euros for France, 241 million euros for the United Kingdom, 2 million euros  for Poland, 19 million euros  for Spain, 623 million  for the Rest of Europe and 988 million euros  for the Rest of the World.

Including tangible and intangible assets of 192 million euros for France, 13 million euros for the United Kingdom, 2 million euros for Spain, 33 million euros for the Rest of Europe and 74 million euros for the Rest of the World.

(3) Including revenues of 1,301 million euros for France, 8 million euros for the United Kingdom, and 78 million euros  for the Rest of the World.

Including tangible and intangible assets of 631 million euros for France, 1 million euros for the United Kingdom, and 2 million euros for the Rest of the World.

(4) Including 1,339 million euros for other intangible assets and 3,921 million euros for other tangible assets.

Consolidated financial statements 2011

COMPTE

				Discontinued operations
Enterprise (2)	International Carriers & Shared Services (3)	Eliminations	Total France Telecom	United Kingdom (1)	Eliminations and other items
7,532	1,387	(2,653)	44,845	5,108	(97)
7,056	985	-	44,845	5,068	(57)
476	402	(2,653)	-	40	(40)
(4,549)	(3,283)	6,014	(18,748)	(3,485)	95
139	3,112	(4,324)	568	68	(143)
(193)	(289)	963	(2,211)	(343)	133
(1,397)	(1,310)	-	(9,010)	(386)	-
(4)	5	-	(3)	(2)	-
(29)	(85)	-	(213)	(21)	-
-	(964)	-	(964)	-
1,499	(1,427)	-	14,264	939	(12)
(357)	(663)	-	(6,234)	(687)	-
-	-	-	(449)	(1)	-
(19)	(8)	-	(69)	-	-
-	47	-	138	-	-
1,123	(2,051)	-	7,650	251	(12)
			(2,206)	3	1
			(2,242)	(43)	-
			3,202
			200	211	(11)
			3,402

298	500	-	5,041	355	-
-	-	-	58	-	-
16	134	-	161	9	-
314	634	-	5,260	364	-

Consolidated financial statements 2011

•    CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2011

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,348	4,723	1,552	5,218
Other intangible assets	2,826	1,495	642	2,340
Property, plant and equipment	10,724	1,786	3,342	5,181
Interests in associates	6	1	4	988
Other	3	2	(1)	5
Total non-current assets	28,907	8,007	5,539	13,732
Inventories	247	90	48	158
Trade receivables	2,459	468	340	1,089
Prepaid expenses	63	31	17	72
Other	1,012	30	51	402
Total current assets	3,781	619	456	1,721
Total Assets	32,688	8,626	5,995	15,453
Assets held for sale (3)				2,017
Total Assets
Equity	-	-	-	-
Non-current trade payables	153	7	185	34
Non-current employee benefits	1,035	2	65	65
Non-current provisions	408	186	68	115
Other	448	-	4	7
Total non-current liabilities	2,044	195	322	221
Current trade payables	3,397	1,284	718	1,892
Current employee benefits	987	27	54	157
Current provisions	485	19	706	105
Deferred income	1,478	103	133	360
Other	896	41	45	505
Total current liabilities	7,243	1,474	1,656	3,019
Total Equity and Liabilities	9,287	1,669	1,978	3,240
Liabilities related to assets held for sale (3)				1,040
Total Equity and Liabilities

(1) Some trade receivables generated by the Enterprise segment (approximately 192 million euros) are included in the France segment, which is responsible for their collection.

Including intangible and intangible assets of 512 million euros for France, 35 million euros for the United Kingdom, 4 million euros for Spain, 97 million euros for the Rest of Europe and 152 million euros for the Rest of the World.

(2) Including  tangible and intangible assets of 2,647 million euros for France, 3,138 million euros for the United Kingdom, 15 million euros for the Rest of Europe and 41 million euros for the Rest of the World.

(3) Relating to the sale of Orange Suisse (see Note 2).

Consolidated financial statements 2011

ETAT

				DT / FT joint venture
Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items	Total France Telecom	Everything Everywhere (100%)
429	70	-	27,340	6,815
338	3,702	-	11,343	6,460
462	2,139	-	23,634	2,656
26	6,919	-	7,944	2
10	74	5,177	5,270	289
1,265	12,904	5,177	75,531	16,222
37	51	-	631	152
750	818	(1,019)	4,905	1,051
96	105	(16)	368	450
116	261	10,759	12,631	371
999	1,235	9,724	18,535	2,024
2,264	14,139	14,901	94,066	18,246
			2,017	-
			96,083	18,246
-	-	29,592	29,592	13,468
1	-	-	380	-
160	361	-	1,688	50
10	204	-	991	547
-	28	35,733	36,220	1,081
171	593	35,733	39,279	1,678
695	1,187	(1,022)	8,151	2,004
321	283	-	1,829	32
24	167	-	1,506	35
188	76	(16)	2,322	300
167	217	10,493	12,364	729
1,395	1,930	9,455	26,172	3,100
1,566	2,523	74,780	95,043	18,246
			1,040	-
			96,083	18,246

Consolidated financial statements 2011

•    CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2010

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,305	4,723	1,846	6,665
Other intangible assets	2,361	1,276	895	2,600
Property, plant and equipment	10,399	1,963	4,144	5,706
Interests in associates	61	-	1	819
Other	-	2	-	5
Total non-current assets	28,126	7,964	6,886	15,795
Inventories	329	79	68	165
Trade receivables	2,995	500	412	1,104
Prepaid expenses	64	19	24	69
Other	1,246	43	67	334
Total current assets	4,634	641	571	1,672
Total assets	32,760	8,605	7,457	17,467

Total assets
Equity
Non-current trade payables	187	11	189	79
Non-current employee benefits	1,111	7	87	128
Non-current provisions	412	128	48	114
Other	494	-	-	6
Total non-current liabilities	2,204	146	324	327
Current trade payables	3,607	1,126	794	1,771
Current employee benefits	922	20	67	123
Current provisions	467	34	564	119
Deferred income	1,747	83	151	357
Other	774	40	54	468
Total current liabilities	7,517	1,303	1,630	2,838
Total equity and liabilities	9,721	1,449	1,954	3,165

Total equity and liabilities

(1) Statement of financial position of the joint venture held 50/50 by France Telecom (FT) and Deutsche Telekom (DT) which was created on April 1, 2010 and combines their UK activities (see Note 2).

(2) Some trade receivables generated by the Enterprise segment (approximately 202 million euros) are included in the France segment, which is responsible for their collection.

Including tangible and intangible of 490 million euros for France, 4 million euros for Spain, 1 million euros for Poland, 35 million euros for the United Kingdom, 105 million euros for the Rest of Europe and 142 million euros for the Rest of the World.

(3) Including tangible and intangible assets of 2,734 million euros for France, 3,139 million euros for the United Kingdom, 19 million euros for the Rest of Europe and 44 million euros for the Rest of the World.

Consolidated financial statements 2011

ETAT

				DT / FT joint venture
Enterprise (2)	International Carriers & Shared Services (3)	Eliminations and unallocated items	Total France Telecom	Everything Everywhere (100%) (1)
427	67	-	29,033	6,613
306	3,864	-	11,302	7,100
471	2,073	-	24,756	2,539
25	7,270	-	8,176	14
12	2	5,858	5,879	313
1,241	13,276	5,858	79,146	16,579
31	36	-	708	167
819	894	(1,128)	5,596	951
86	74	(13)	323	430
110	149	6,554	8,503	853
1,046	1,153	5,413	15,130	2,401
2,287	14,429	11,271	94,276	18,980

			94,276	18,980
		31,549	31,549	14,234
-	-	-	466	-
137	356	-	1,826	-
9	298	-	1,009	622
-	28	35,307	35,835	94
146	682	35,307	39,136	716
811	1,290	(1,125)	8,274	1,517
314	370	-	1,816	32
31	331	-	1,546	99
170	94	(14)	2,588	323
171	202	7,658	9,367	2,059
1,497	2,287	6,519	23,591	4,030
1,643	2,969	73,375	94,276	18,980

			94,276	18,980

Consolidated financial statements 2011

•    CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2009

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,305	4,723	1,788	5,511
Other intangible assets	2,042	1,662	842	1,043
Property, plant and equipment	10,121	2,144	4,319	4,413
Interests in associates	57	2	1	724
Other	-	-	-	13
Total non-current assets	27,525	8,531	6,950	11,704
Inventories	292	69	56	134
Trade receivables	2,936	494	359	1,057
Prepaid expenses	96	19	24	49
Other	1,097	32	29	255
Total current assets	4,421	614	468	1,495
Total assets	31,946	9,145	7,418	13,199

Total assets
Equity
Non-current trade payables	203	15	193	-
Non-current employee benefits	739	7	70	87
Non-current provisions	635	154	52	78
Other	536	-	-	-
Total non-current liabilities	2,113	176	315	165
Current trade payables	3,836	1,244	603	1,528
Current employee benefits	805	25	74	117
Current provisions	717	29	294	54
Deferred income	1,710	78	155	263
Other	814	31	44	269
Total current liabilities	7,882	1,407	1,170	2,231
Total equity and liabilities	9,995	1,583	1,485	2,396

Total equity and liabilities

(1) Corresponds to the statement of financial position of the operations of entities in the United Kingdom until April 1, 2010, disposal date.

Excluding contributed net debt of 1,407 million euros and cash generated from operating cash flow of 172 million euros, included in the "Eliminations and unallocated items" segment.

(2) Some trade receivables generated by the Enterprise segment (approximately 285 million euros) are included in the France segment, which is responsible for their collection.

Including other tangible and intangible assets of 511 million euros for France, 3 million euros for Spain, 1 million euros for Poland, 37 million euros for the United Kingdom, 97 million euros for the Rest of Europe and 133 million euros for the Rest of the World.

(3) Including tangible intangible assets of 2,933 million euros for France, 3,146 million euros for the United Kingdom and 52 million euros for the Rest of the World.

Consolidated financial statements 2011

ETAT

				Discontinued operations
Enterprise (2)	International Carriers & Shared Services (3)	Eliminations and unallocated items	Total France Telecom	United Kingdom (1)	Eliminations and other items
402	68	-	27,797	1,517	-
293	4,071	-	9,953	3,756	-
488	2,062	-	23,547	1,795	-
6	147	-	937	2	-
18	-	6,929	6,960	-	1,408
1,207	6,348	6,929	69,194	7,070	1,408
25	41	-	617	123	-
773	1,448	(1,616)	5,451	596	48
95	153	(29)	407	289	-
116	95	5,353	6,977	186	175
1,009	1,737	3,708	13,452	1,194	223
2,216	8,085	10,637	82,646	8,264	1,631
		8,264	8,264	8,264
			90,910
		29,577	29,577	-	-
-	-	-	411	-	-
112	208	-	1,223	-	-
21	69	-	1,009	98	-
-	28	32,853	33,417	1,645	1,407
133	305	32,853	36,060	1,743	1,407
767	1,169	(1,616)	7,531	914	48
284	382	-	1,687	19	-
44	79	-	1,217	19	-
175	93	(31)	2,443	263	-
144	1,122	6,791	9,215	222	176
1,414	2,845	5,144	22,093	1,437	224
1,547	3,150	67,574	87,730	3,180	1,631
		3,180	3,180	3,180
			90,910

Consolidated financial statements 2011

NOTE 1     DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

1.1

Description of business

The France Telecom Group (hereafter called "the Group") provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

The telecommunications operator activities are regulated and depend on the grant of licenses.

1.2

Basis of preparation of the 2011 consolidated financial statements

The consolidated financial statements were approved by the Board of Directors at its meeting of February 21, 2012 and will be submitted for approval at the Shareholders' Meeting on June 5, 2012.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2011 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website http://ec.europa.eu/internal_market/accounting/ias/index_en.htm). Comparative figures are presented for 2010 and 2009 compiled using the same basis of preparation.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the carve-out of the IAS 39 standard and the standards and interpretations currently being endorsed, which has no effect on the Group accounts. Consequently, the Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare financial data relating to the financial year 2011 are based on:

•

all standards endorsed by the European Union and interpretations compulsory as of December 31, 2011, the earlier application of the amendment to IAS 1 relating to the presentation of items of other comprehensive income  and the amendment to IFRS 7 relating to the disclosures of transfers of financial assets. Other standards and interpretations applicable from January 1, 2011 have no consequence on the Group's financial statements to date.

•

the recognition and measurement alternatives proposed by the IFRSs:

Standard		Alternative used
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 19	Employee Benefits	Recognition of actuarial gains and losses related to post-employment defined benefit plans in the other comprehensive income from January 1, 2004
IAS 38	Intangible Assets	Measurement at amortized historical cost

•

the available exemptions regarding the retrospective application of IFRSs at the transition date (January 1, 2004 for the Group):

Standard		IFRS 1 alternative used
IFRS 2	Share-based Payment	Retrospective application of the provisions of IFRS 2 to equity-settled and cash-settled plans, including those implemented prior to November 7, 2002
IFRS 3	Business Combinations

Non-application of the IFRS 3 provisions of this standard for business combinations prior to the transition date

Acquisition of non-controlling interests accounted for as goodwill for the difference between the acquisition cost and the minority interest share in the net equity, with no remeasurement of the assets and liabilities acquired

IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets

Measurement of property, plant and equipment and intangible assets at historical cost, except for certain real estate assets held by TP Group and certain items of property, plant and equipment owned by France Telecom S.A. which were remeasured at fair value at the time of the change in the company's status and deregulation of the telecommunications market in 1996

IAS 19	Employee Benefits	Recognition of all actuarial gains and losses existing as of January 1, 2004 in equity
IAS 21	Effect of Changes in Foreign Exchange Rates	Transfer into retained earnings of all cumulative translation differences for all foreign operations at January 1, 2004
IAS 39	Financial Instruments

Reclassification of certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit of loss or as assets available for sale

Prospective application as of January 1, 2004 of the fair value option relating to initial recognition of certain financial assets and liabilities

Consolidated financial statements 2011

•

accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	18.1
Non-controlling interests • change in ownership interest in a subsidiary • commitment to purchase non-controlling interests Taxes	18.1 18.11 18.3
Income taxes	18.10

Lastly, where a specific transaction is not dealt with in any standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•

present fairly the Group's financial position, financial performance and cash flows;

•

reflect the economic substance of transactions;

•

are neutral;

•

are prepared on a prudent basis; and

•

are complete in all material respects.

1.3

Standards and interpretations compulsory after December 31, 2011 with no early application decided by the Group

Among these standards and interpretations, those which could affect the Group's future consolidated financial statements are:

Standard / Interpretation (application date for the Group)	Consequences for the Group
IFRS 9 Financial Instruments (applicable for annual periods beginning on or after January 1, 2015)

The standard is the first part of the three-part project that will supersede IAS 39 "Financial Instruments: Recognition and Measurement".

This first part deals with the classification and the measurement of financial instruments. The effects of its application cannot be analyzed separately from the two other parts not yet published and which should retrospectively address the impairment methodology for financial assets and hedge accounting.

IAS 28 (revised 2011) Investments in Associates and Joint Ventures (applicable for annual periods beginning on or after January 1, 2013)

This standard relates to the accounting for joint ventures and associates under the equity method.

Some clarifications have been included with respect to the accounting for changes in ownership interests (with or without loss of control) whereas disclosures are now covered by IFRS 12.

This revision has no consequence on the Group's financial statements.

IFRS 10 Consolidated Financial Statements (applicable for annual periods beginning on or after January 1, 2013)

IFRS 10 supersedes SIC-12 and IAS 27 for the part relating to the consolidated financial statements.

This standard deals with the consolidation of subsidiaries and structured entities, and redefines control which is the basis of consolidation.

The consequences of the retrospective application of this standard on the Group's consolidation scope will be finalized over the forthcoming financial reporting periods. No material effect on the Group's financial statements is expected.

IFRS 11 Joint Arrangements (applicable for annual periods beginning on or after January 1, 2013)

IFRS 11 supersedes IAS 31 and SIC-13.

This standard deals with the accounting for joint arrangements. The definition of joint control is based on the existence of an arrangement and the unanimous consent of the parties which share the control. There are two types of joint arrangements:

• joint ventures: the joint venturer has rights to the net assets of the entity to be accounted for using the equity method, which is the method already applied by the Group, and

• joint operations: the parties to joint operations have direct rights to the assets and direct obligations for the liabilities of the entities which should be accounted for as arising from the arrangement.

The consequences of the retrospective application of this standard are currently being analyzed, primarily to determine whether jointly controlled entities set up to share network infrastructure would now qualify as joint operations.

IFRS 12 Disclosure of Interest in Other Entities (applicable for annual periods beginning on or after January 1, 2013)

IFRS 12 supersedes disclosures previously included in IAS 27, IAS 28 and IAS 31.

This standard groups and develops all the disclosures related to subsidiaries, joint ventures, associates, consolidated and unconsolidated structured entities.

IFRS 13 Fair Value Measurement (applicable for annual periods beginning on or after January 1, 2013)

IFRS 13 is a single source of fair value measurement and disclosure requirements for use across IFRSs. It:

• defines fair value;

• sets out a framework for measuring fair value; and

• requires disclosures about fair value measurements, including the fair value hierarchy already set out in IFRS 7.

This standard is applicable prospectively and has no effect on the fair value scope. The potential consequences of the clarifications provided with respect to the measurement at fair value will be analyzed in 2012.

Consolidated financial statements 2011

IAS 19 (revised 2011) Employee Benefits (applicable for annual periods beginning on or after January 1, 2013)

The main changes are:

• the removal of the option to defer the recognition of actuarial gains and losses, known as the "corridor method", which has no effect on the financial statements because the Group already accounts for the actuarial gains and losses directly against other comprehensive income, and

• the modification of the calculation of the finance cost component, due to the removal of the expected return on plan assets, which is not expected to have a material effect on the Group's financial statements,

• the immediate expense of non vested past service costs which has no expected material effect to date on the Group's financial statements.

1.4

Use of estimates and judgment

In preparing the Group's consolidated financial statements, France Telecom's management makes estimates, insofar as many elements included in the financial statements cannot be measured with precision. The management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at December 31, 2011 may subsequently be changed.

Group management also uses its judgment to define appropriate accounting policies to apply to certain transactions when the current IFRS standards and interpretations do not specifically deal with related accounting issues.

The underlying assumptions used for significant estimates are as follows:

Estimate		Nature of estimate
Note 2	Main acquisitions and disposals of companies and changes in scope of consolidation

Where applicable, selection of the key measurement methods and assumptions used to identify intangible assets in business combinations

Goodwill allocation to Cash-Generating Unit (CGU)

Remeasurement at fair value of the previously held equity interest due to a step-acquisition or loss of control with residual equity interest

Note 3	Revenue

Allocation of each separable component of a bundled offer based on the individual components relative fair value

Period of straight-line recognition of revenue relating to invoiced service access fees depending on the nature of product and historical contractual relationship

Reporting of revenue on a net versus gross basis (depending on an analysis of the Group's involvement as either principal or agent)

Note 6	Impairment of assets

Impairment loss determination at the level of the CGUs, intangible assets and property, plant and equipment not generating cash inflows that are largely independent of those from CGUs

Level of grouping of CGUs for goodwill impairment testing

Key assumptions used to determine recoverable amounts: value in use (discount rate, perpetual growth rate, expected cash flows), market value (revenue and EBITDA multiples for comparable companies or transactions, cash flows)

Assessment of the economic and financial environment

Notes 4 and 12	Operating expenses and income taxes	Qualification of some tax expenses as taxes or income taxes Assumptions used for recognition of deferred tax assets arising from the carry forward of unused tax losses and consequences of tax laws
Note 7	Purchases of property, plant and equipment, intangible assets other than goodwill	Assessment of assets' useful life based on assessment of the technological, legal or economic environments
Note 5	Employee benefits	Discount rate, inflation rate, return rate on plan assets, salary increases, mortality table Participation rate of seniors to the specific plans (particularly the French part-time for seniors plan)
Note 8	Provisions

Provisions for termination benefits and restructuring: discount rate, plan success rate

Provisions for dismantling and restoring sites: dismantling timeframe, discount rate, expected cost

Provisions for claims and litigation: assumptions underlying legal assessment and risk measurement

Note 5	Share-based payment	Model, assumptions underlying the measurement of fair values: share price of underlying item on grant date, volatility
Note 10	Fair value of financial assets and liabilities	Models, selection of parameters

Consolidated financial statements 2011

NOTE 2     MAIN CHANGES IN SCOPE OF CONSOLIDATION AND GAINS AND LOSSES ON DISPOSAL OF BUSINESSES

Net gains (losses) on disposal of businesses

The net gains (losses) on disposal of businesses amounted to 206 million euros in 2011, compared with 41 million euros in 2010 and (4) million euros in 2009. In 2011, most of the gain was generated by the sale of TP Emitel, which generated a gain of 197 million euros.

Changes in scope of consolidation during 2011

Dailymotion

In April 2011, the Group entered into an agreement to acquire 49% of Dailymotion, an online video website, for a total consideration of 66 million euros, including acquisition-related costs and shareholder's loan.

As France Telecom exercises significant influence over Dailymotion, the investment was accounted for under the equity method at December 31, 2011.

Note 14.6 describes the France Telecom Group’s unrecognized contractual commitments with respect to the Dailymotion shares.

TP Emitel

On 22 June 2011, TP SA sold TP Emitel, a subsidiary dedicated to building, leasing and maintaining radio and TV broadcasting infrastructures, to a private investment fund for a consideration of 432 million euros, after transaction costs and excluding divested cash (22 million euros).

Considering the goodwill allocated to the divested subsidiary (106 million euros),  the sale of TP Emitel generated a gain of 197 million euros. Based on France Telecom's 50.21% ownership interest in the TP Group, the impact on net income attributable to owners of the parent was 46 million euros.

Korek Telecom

On July 27, 2011, France Telecom and Agility acquired a 44% equity interest in Iraqi mobile operator Korek Telecom via a joint company owned 54% by Agility and 46% by France Telecom. Consequently, the Group holds a 20% indirect interest in Korek Telecom.

The cash consideration for this acquisition amounted to 305 million euros, including 177 million euros for the purchase price consideration for the shares (including acquisition-related costs) and a shareholder's loan of 128 million euros.

As France Telecom exercises significant influence over Korek Telecom, the investment has been accounted for under the equity method.

Note 14.6 describes the France Telecom Group’s unrecognized contractual commitments with respect to the Korek Telecom shares.

Compagnie Européenne de Téléphonie

On July 29, 2011, France Telecom acquired control over Compagnie Européenne de Téléphonie by increasing its ownership interest in the company to 100%. The cash consideration for this acquisition amounted to 61 million euros.

This transaction led to the recognition of a goodwill for an amount of 42 million euros, after allocating the acquisition cost to the assets acquired (mainly consisting of leasehold rights) and liabilities assumed.

Congo Chine Telecom

On October 20, 2011, France Telecom acquired 100% of Congo Chine Telecom, a mobile operator in the Democratic Republic of the Congo. The total transaction cost amounted to 153 million euros.

The provisional goodwill on acquisition recognized as at December 31, 2011 amounted to 27 million euros, before adjustments to the opening balance sheet and identification of assets acquired and liabilities assumed.

Consolidated financial statements 2011

Transactions on-going at December 31, 2011

Orange Cinéma Séries

In November 2011, France Telecom and the Canal+ group entered into a partnership to enable the Canal+ group to acquire 33.3% of the share capital of Orange Cinéma Séries. In addition, under this agreement, the distribution of the Orange Cinéma Séries TV package will be extended.while the editorial content of the channel’s continuity will be maintained and a better economic equilibrium will be achieved.

Disposal of Orange Suisse

On December 23, 2011, France Telecom and Apax Partners signed an agreement under which 100% of Orange Suisse, a group mainly comprising France Telecom's mobile subsidiary in Switzerland, is to be sold to investment funds advised by Apax Partners. The enterprise value has been estimated at  2 billion Swiss francs, i.e. 1.6 billion euros by the parties.

The transaction was approved by competent competition and regulatory authorities.

In addition, during the first quarter of 2012, the Swiss telecommunications regulatory authority will auction 4G mobile frequencies and will reallocate all GSM and UMTS frequencies. under the terms and conditions agreed by France Telecom and Apax Partners, completion of the transaction is subject to the award of a minimum package of frequencies to the company,.

Based on the enterprise value defined by the parties, the selling price of the Orange Suisse shares will take the following into account:

•

the amount of existing net debt owed to France Telecom, which will be repaid upon execution of the agreement; and

•

all or part of the cost of the spectrum that the company may eventually acquire.

At December 31, 2011, the assets and liabilities of Orange Suisse, presented before elimination of the intragroup balances between the company and the France Telecom Group, have been recognized in the statement of financial position on two separate lines on the assets and liabilities sides, under the Assets held for sale and Liabilities related to assets held for sale, respectively.

The figures relating to Orange Suisse are set forth below:

Statement of financial position

(in millions of euros)	December 31, 2011
Goodwill	821
Other intangible assets	140
Property, plant and equipment	587
Other non-current assets	77
Current loans, cash and cash equivalents	354
Other current assets	38
Total assets held for sale (1)	2,017
Non-current provisions	67
Other non-current liabilities	45
Current financial liabilities	758
Current trade payables	115
Other current liabilities	55
Total liabilities related to assets held for sale (2)	1,040

(1) o/w 336 million euros represent a current account with the Group
(2) o/w 754 million euros represent a borrowing due to the Group

Income statement

(in millions of euros)	December 31, 2011
Revenues (1)	1,011
Operating income	94
Finance costs, net	(14)
Income tax	15
Net income generated by Orange Switzerland	95

(1) o/w 20 million euros of revenues realized with Group entities

Consolidated financial statements 2011

Statement of cash flows

(in millions of euros)	December 31, 2011
Cash provided by operating activities	277
Cash used in investing activities	(244)
Cash used in financing activities	(21)
Net change in cash and cash equivalents	12

Changes in scope of consolidation during 2010

Joint Venture Everything Everywhere (Orange in the United Kingdom - T Mobile UK)

On November 5, 2009, France Telecom and Deutsche Telekom entered into an agreement to combine their activities in the United Kingdom into a 50/50 joint venture. The closing date of that agreement was April 1, 2010, following approval by the competition authorities.

The mobile and internet Orange entities in the United Kingdom concerned by the agreement are those of the former operating segment, mainly composed of Orange Personal Communication Services Ltd, Orange Retail Ltd and Orange Home UK.

The France Telecom Group companies and Deutsche Telekom Group companies were transferred to the joint venture, with net debt of 1.25 billion pounds sterling for the former and zero for the latter, together with the operating cash flow generated since June 30, 2009. Following a loan of 625 million pounds sterling by Deutsche Telekom to the joint venture, the joint venture repaid 625 million pounds sterling to France Telecom.

The main accounting effects of the transaction are set forth below:

•

Until April 1, 2010:

•

the assets and liabilities of the relevant entities have been presented separately from other assets and liabilities in the consolidated statement of financial position, under the headings Assets held for sale and Liabilities related to assets held for sale, respectively,

•

the net income of these entities has been reported on a separate line item in the income statement, Consolidated net income of discontinued operations,

•

any cash flow item remains reported in the consolidated statement of cash flows;

•

Since April 1, 2010, France Telecom has lost control of Orange in the United Kingdom and owns a 50% interest in the joint venture Everything Everywhere, consisting of the ownership interest retained in Orange in the United Kingdom and the ownership interest acquired in T Mobile UK. As at that date, this resulted in the following:

•

the derecognition of all assets and liabilities of the relevant entities,

•

the recognition at fair value of the 50% stake in the joint venture Everything Everywhere for an amount of 7,259 million euros in assets under the Interests in associates, representing the ownership interest in the enterprise value of 13.7 billion pounds sterling (15.4 billion euros) less net debt of 0.8 billion pounds sterling (0.9 billion euros). The fair value was based on the present value of future cash flows and the estimate was compared to other generally accepted methods;

•

the recognition of a gain on disposal amounting to 1,026 million euros, which comprises:

•

2,057 million euros allocated to the gain on the disposal of the ownership interest in Orange in the United Kingdom for 1,028 million euros and the gain resulting from the remeasurement at fair value of the ownership interest retained in Orange in the United Kingdom for 1,028 million,

•

(1,031) million euros resulting from the reclassification to net income of the loss previously recognized in other comprehensive income (mainly cumulative translation adjustments);

The cash flows of the joint venture are not presented in the consolidated statement of cash flows, as the joint venture is accounted for under the equity method.

Consolidated financial statements 2011

The main accounting consequences of the transaction are set forth below:

Derecognition of all assets and liabilities of Orange in the United Kingdom

April 1, 2010
Goodwill	1,514
Other intangible assets	3,771
Property, plant and equipment	1,844
Other non-current assets	2
Inventories	74
Trade receivables	564
Prepaid expenses	319
Other current assets	385
Total assets held for sale	8,473
Non-current provisions	100
Other non-current liabilities	285
Current trade payables	868
Current employee benefits	40
Current provisions	75
Deferred income	163
Other current liabilities	1,744
Total liabilities related to assets held for sale	3,275

Net income of discontinued operations

(in millions of euros)	December 31, 2010
Revenues	1,282
Operating income	135
Finance costs, net	(1)
Income tax	(24)
Net income generated by entities in the United Kingdom(1)	110
Gain on disposal of entities in the United Kingdom before tax	1,026
Entities liquidated following reorganization of operations in the United Kingdom	(66)
Tax	-
Gain on disposal after tax	960
Net income of discontinued operations	1,070

(1) Corresponds to the net result of the operations of entities in the United Kingdom until April 1, 2010, date of disposal.

Cash flows from discontinued operations

(in millions of euros)	December 31, 2010 (1)
Cash provided by operating activities	87
Cash used in investing activities	(107)
Cash used in financing activities	66
Net change in cash and cash equivalents	46

(1) Cash flow until April 1, 2010, date of disposal

Gain on disposal

(in millions of euros)	December 31, 2010
Fair value of interest in Everything Everywhere	7,259
Costs to sell	(4)
Net fair value of the share in Everything Everywhere (a)	7,255
Book value of Orange in the United Kingdom (b)	5,198
Gain on disposal (a-b)	2,057
o/w disposal of the ownership interest in Orange in the United Kingdom	1,028
o/w remeasurement at fair value of the retained ownership interest in Orange in the United Kingdom	1,028
Reclassification adjustment of other comprehensive income in net income for the period (c)	1,031
Gain on disposal (a-b-c)	1,026

Consolidated financial statements 2011

Recognition at fair value of the 50% ownership interest in the joint venture Everything Everywhere

The fair value of the 50% ownership interest in Everything Everywhere amounting to 7,259 million euros has been allocated to assets acquired and liabilities assumed, as follows:

(in millions of euros)	Carrying value of contributed assets and liabilities transferred by the two shareholders at 100%	Fair value adjustments at 100%	Joint venture net assets at fair value at 100%
Goodwill	342	(342)	-
Other intangible assets	6,472	1,117	7,589
o/w licenses	6,054	(1,916)	4,138
o/w subscriber bases	-	2,989	2,989
Property, plant and equipment	3,334	(983)	2,351
Other non-current assets	516	1,165	1,681
Total non-current assets	10,664	957	11,621
Total current assets	2,252	-	2,252
Non-current provisions	607	-	607
Other non-current liabilities	2,021	852	2,873
Total non-current liabilities	2,628	852	3,480
Total current liabilities	2,273	-	2,273
Net assets acquired	8,015	105	8,120
Net assets acquired attributable to owners of France Telecom (A)	4,007	53	4,060
Goodwill (B)			3,199
Purchase price consideration (A) + (B)			7,259

Subscriber bases were measured using the future cash flows generated by existing subscribers at the closing date method. They are amortized over periods ranging from 4 to 9 years.

Licenses were measured based on the present value of future cash flows for a new entrant onto a new market (Greenfield method).  They are amortized over 11 years.

The assets (property, plant and equipment) of the networks of Orange in the United Kingdom and of T Mobile UK were measured using the "replacement cost" method incorporating technological, functional and economic obsolescence, and on the basis of a unified UMTS network.

A deferred tax asset on T Mobile tax loss carry forwards was recognized for an amount of 538 million euros.

The 3,199 million euros in goodwill corresponds to the amount not allocated to identifiable assets and in particular to commercial costs and network synergies that are expected from combining the two entities.

Egypt - Agreement with Orascom Telecom on Mobinil

The commitments made under the terms of the agreements are described in Note 14.6.

Until July 13, 2010, the Group’s investment in Mobinil and ECMS (interests in jointly controlled entities) and the related income were accounted for under the equity method, and the commitments arising from the agreements qualified as unrecognized contractual commitments.

When the agreements came into effect on July 13, 2010 and after the amendment and restatement of the shareholders’ agreement between France Telecom and Orascom Telecom relating to Mobinil, as of that date, the Group’s investment in Mobinil and ECMS was fully consolidated. This resulted in:

•

the expensing of acquisition-related costs over the period;

•

the recognition in the cost of the Mobinil shares of the 300 million US dollars paid and an additional consideration amounting to 218 million euros relating to the put option granted to Orascom Telecom;

•

the recognition of a gain amounting to 336 million euros resulting from the remeasurement of the previously held equity interest in Mobinil based on the ECMS quoted share price at July 13, 2010;

•

the recognition of non-controlling interests at fair value based on the ECMS quoted share price at July 13, 2010, in accordance with the option provided by IFRS 3R;

•

the reclassification of non-controlling interests from equity to financial debt, in an initial amount of 1,935 million euros (1,937 million euros at December 31, 2011), due to the put option held by Orascom Telecom and to the public tender offer for the ECMS shares held by minority shareholders that would be triggered by the exercise of this option under current Egyptian securities regulatory law.

The amount of financial debt is remeasured at the end of each reporting period as a set-off against finance income, based on the maturity schedule agreed by France Telecom and Orascom Telecom.

Consolidated financial statements 2011

Remeasurement of the previously held equity interest in Mobinil

(in millions of euros)	July 13, 2010
Fair value of previously held equity interest in Mobinil	843
Transaction costs	(5)
Net fair value of interest in Mobinil (a)	838
Carrying value of Mobinil and ECMS (b)	562
Remeasurement (a-b)	276
Reclassification adjustment of other comprehensive income in net income for the period (c)	(60)
Remeasurement of the previously held equity interest in Mobinil (a-b-c)	336

The Group measured the value of the identifiable assets and liabilities of Mobinil and ECMS to allocate the purchase price consideration for Mobinil as follows:

(in millions of euros)	Carrying value at July 13, 2010	Allocation of purchase price	Fair value at July 13, 2010
Other intangible assets	627	1,104	1,731
o/w brand	-	112	112
o/w subscriber base	-	350	350
o/w licenses	397	642	1,039
Property, plant and equipment	996	-	996
Other non-current assets	13	-	13
Total non-current assets	1,636	1,104	2,740
Total current assets	269	-	269
Non-current financial liabilities at amortized cost excluding trade payables	783	-	783
Other non-current liabilities	133	221	354
Total non-current liabilities	916	221	1,137
Total current assets	625	-	625
Net assets acquired	364	883	1,247
o/w attributable to owners of France Telecom			453
o/w attributable to non-controlling interests			794
Goodwill			1,529
Purchase price consideration			2,776

The brand was measured using the relief from royalty method, based on the present value of royalties that would have been paid to a third party for the use of the brand had Mobinil not owned it. It is amortized over 15 years.

Subscriber bases were measured using the future cash flows generated by existing subscribers at the closing date method. They are amortized over 4 years.

Licenses were measured based on the present value of future cash flows for a new entrant onto a new market (Greenfield method). They are amortized over 12 years.

The fair value of property, plant and equipment was considered to be the same as the historical net carrying value after applying an adjustment for the expected useful life of the mobile access network.

The consolidation of Mobinil led to the recognition of 1,529 million euros in goodwill, mainly justified by the access to a rapidly growing Egyptian market and Mobinil’s leadership position based on number of customers in the Egyptian mobile market.

As from the effective date of the agreements, Mobinil generated revenues of 706 million euros in respect of 2010. France Telecom's consolidated net income after tax for the year ended December 31, 2010 included Mobinil’s net income of 40 million euros for the year, which excluded a 471 million euro charge for goodwill impairment (see Note 6) but included a (34) million euro charge for amortization of identified intangible assets (net of deferred tax reversals).

Medi Telecom

On December 2, 2010, France Telecom acquired 40% of the share capital and voting rights of Medi Telecom, the second global telecom operator in Morocco.

The cash consideration for this acquisition amounted to 744 million euros, including 666 million euros for the purchase price consideration for the shares (including 26 million euros of acquisition-related costs) and 78 million euros to acquire 40% of Medi Telecom’s shareholders’ accounts. Following the issue of 1.2 billion dirhams in bonds carried out by Medi Telecom in January 2011,  Medi Telecom repaid 43 million euros of France Telecom's shareholder advance on January 31, 2011.

Consolidated financial statements 2011

Goodwill of 379 million euros was recognized upon the acquisition of Medi Telecom, which is accounted for under the equity method, after allocating the purchase price to subscriber bases representing 43 million euros based on the percentage ownership interest.

Note 14.6 describes the France Telecom Group's unrecognized contractual commitments with respect to the Medi Telecom shares.

Changes in scope of consolidation during 2009

Increase in ownership interest in FT España

During 2009, through successive purchases, France Telecom acquired an additional 18.36% stake in FT España.

On April 29, 2009, France Telecom acquired an 18.23% stake in FT España, thereby increasing its shareholding to 99.85%. The minority shareholders agreed to terminate all undertakings between the parties and dispose of their interest for 1,379 million euros. According to the agreement, the 810 million euro price guarantee that was accounted for as of December31, 2008 was extinguished. The goodwill amounting to 584 million euros mainly consists of the fair value of the acquired shares.

In the second half of 2009, France Telecom acquired a 0.13% stake in FT España for 8 million euros, thereby increasing its shareholding to 99.98%. Goodwill relating to this transaction amounted to 7 million euros.

Orange Tunisie (Divona Telecom)

On July 30, 2009, France Telecom subscribed to a capital increase in Divona Telecom, a Tunisian operator, in return for 49% of the share capital of Divona Telecom (renamed Orange Tunisie). The consideration paid by the Group amounted to 95 million euros, and 25 million euros in goodwill was recognized on the acquisition. As the other main shareholder controls Orange Tunisie, France Telecom accounts for its investment under the equity method.

Consolidated financial statements 2011

NOTE 3     SALES

3.1

Revenues

(in millions of euros)	2011	2010	2009
France	22,534	23,308	23,651
Personal Communication Services	10,921	10,832	10,769
Home Communication Services	12,860	13,536	14,076
Intra-segment eliminations	(1,247)	(1,060)	(1,194)
Spain	3,993	3,821	3,887
Personal Communication Services	3,286	3,158	3,216
Home Communication Services	707	663	671
Poland	3,625	3,934	3,831
Personal Communication Services	1,871	1,930	1,792
Home Communication Services	2,013	2,260	2,281
Intra-segment eliminations	(259)	(256)	(242)
Rest of the World (1)	8,795	8,248	7,210
Enterprise	7,101	7,216	7,532
Legacy networks	2,182	2,437	2,869
Mature networks	2,782	2,793	2,812
Growing networks	366	321	243
Services	1,771	1,665	1,608
International Carriers & Shared Services	1,610	1,600	1,387
International Carriers	1,361	1,369	1,207
Shared services	249	231	180
Inter-segment eliminations	(2,381)	(2,624)	(2,653)
TOTAL	45,277	45,503	44,845

(1) Primarily from Personal Communication Services.

France Telecom generates substantially all of its revenues from services.

In 2011, the Enterprise Segment product lines were revised to take into account changes in business operations:

•

Legacy networks comprise products and solutions that Orange Business Service continues to provide to its customers to ensure the continuity of their operations and to initiate their migration towards newer solutions. They include conventional telephone and data services such as Frame Relay, X25, Transrel and narrowband leased lines;

•

Mature networks comprise products and solutions that have reached a certain level of maturity, such as IPVPN, certain infrastructure products such as broadband and very high speed broadband, broadcasting and the Business Everywhere mobility offerings;

•

Growing networks comprise VoIP, image and videoconferencing ranges, and data infrastructures such as satellite access, WiFi and fiber optics (FTTH);

•

Services include platform services (customer relationship management, messaging, hosting, cloud computing, security solutions, infrastructure applications management, machine-to-machine), collaborative services (consulting, integration, project management) and sales of equipment associated with integration services.

The figures presented for 2010 and 2009 have been restated accordingly.

3.2

Other operating income and expense

Other operating income primarily includes late-payment interest on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, as well as penalties and reimbursements received.

Other operating income totaled 658 million euros for the year ended December 31, 2011, 573 million euros in 2010 and 568 million euros in 2009.

Consolidated financial statements 2011

Allowances and losses on trade receivables recognized under "other operating expenses" are shown below:

(in millions of euros)	2011	2010	2009
Losses on trade receivables	(343)	(416)	(419)
Change in provision for depreciation	47	158	118
Total allowances and losses on trade receivables	(296)	(258)	(301)

3.3

Trade receivables

The France Telecom Group is committed in trade receivables securitization programs in France. As France Telecom S.A. and Orange France S.A. retain the risks related to the securitized trade receivables, and particularly the credit risk, the conditions for derecognition are not met. Accordingly, these receivables (1,853 million euros at December 31, 2011) and the external liabilities of the securitization vehicles (593 million euros at December 31, 2011) remain on the statement of financial position.

At December 31, 2011, the financing ceiling of the securitization programs amounts 855 million euros (780 million euros at December 31, 2010). Financing is assured for terms of three and five years.

Net trade receivables are broken down as follows:

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Trade receivables depreciated according to their age	1,000	1,087	1,171
Trade receivables depreciated according to other criteria	321	392	348
Net trade receivables past due	1,321	1,479	1,519
Not past due	3,584	4,117	3,932
Net trade receivables	4,905	5,596	5,451

The following table provides an aging balance of net trade receivables past due and depreciated according to their age:

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Past due - under 180 days	730	927	902
Past due - 180 to 360 days	123	29	163
Past due - over 360 days	147	131	106
Total net trade receivables past due and depreciated according to their age	1,000	1,087	1,171

Consolidated financial statements 2011

The table below provides an analysis of the change in provision for trade receivables in the statement of financial position:

(in millions of euros)	2011	2010	2009
Opening balance	(835)	(961)	(1,202)
Change in provision for depreciation	47	162	103
Translation adjustment	10	(8)	(7)
Impact of changes in the scope of consolidation	(0)	(28)	(1)
Reclassifications and other items	0	(0)	2
Reclassification to assets held for sale	3	-	144
Closing balance	(775)	(835)	(961)

3.4

Deferred income

(in million of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Prepaid cards	433	464	420
Service access fees	769	844	871
Loyalty programs	146	199	205
Other deferred revenue	932	1,016	899
Other deferred operating income	42	65	48
TOTAL	2,322	2,588	2,443

3.5

Other assets

(in million of euros)	December 31, 2011	December 31, 2010	December 31, 2009
VAT receivables	1,148	1,213	1,150
Advances and downpayments	236	297	154
Submarine cable consortiums	648	523	268
Other	346	334	288
Total	2,378	2,367	1,860
Of which other non-current assets	94	21	32
Of which other current assets	2,284	2,346	1,828

Other assets relating to Submarine cable consortiums are receivables from submarine cable consortium members when France Telecom is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by liabilities in the same amount (see Note 4.6). The change in the value compared with December 31, 2009 was mainly due to the construction of the ACE submarine cable, which is currently under construction.

Consolidated financial statements 2011

NOTE 4     PURCHASES

4.1

External purchases

External purchases comprise:

•

commercial expenses and content costs: external purchases including purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding costs, and content costs;

•

service fees and inter-operator costs: external purchases including network expenses and interconnection fees;

•

other network expenses and IT expenses: external purchases including outsourcing fees relating to technical operation and maintenance and IT expenses;

•

other external purchases: external purchases including overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing fees and other external services, net of capitalized goods and services produced.

(in millions of euros)	2011	2010	2009
Commercial expenses and content costs	(7,490)	(7,199)	(6,628)
o/w advertising, promotional, sponsoring and rebranding costs	(1,054)	(1,036)	(945)
o/w content costs (1)	(449)	(529)	(554)
Service fees and inter-operator costs	(5,883)	(6,046)	(6,033)
Other network expenses, IT expenses	(2,752)	(2,730)	(2,605)
Other external purchases (1)	(3,513)	(3,400)	(3,482)
TOTAL	(19,638)	(19,375)	(18,748)
o/w rental expenses	(1,191)	(1,162)	(1,099)

(1) After 248 million euros in reversals from provisions for onerous contracts for content publisher operations (184 million euros allocated to content cost and 64 million euros to other external purchases).

4.2

Other operating expense

Other operating expense primarily includes:

(in millions of euros)	2011	2010	2009
CET, IFER and business tax	(810)	(823)	(859)
Frequency use charges	(295)	(289)	(262)
Other taxes	(668)	(599)	(472)
Litigation and other expenses (1)	(394)	(563)	(317)
Subtotal before allowances and losses on trade receivables	(2,167)	(2,274)	(1,910)
Allowances and losses on trade receivables (2)	(296)	(258)	(301)
TOTAL	(2,463)	(2,532)	(2,211)

(1) Including the provision booked by TP S.A. in respect of the litigation with the European Commission for (115) million euros in 2011 and (13) million euros in 2010 and the additional provision booked by TP S.A. in respect of the litigation with DPTG for (8) million euros in 2011 and (266) million euros in 2010 (see Note 15).

(2) See Note 3.2

Consolidated financial statements 2011

4.3

Broadcasting rights and equipment inventories

( in million of euros )	December 31, 2011	December 31, 2010	December 31, 2009
Handset inventories (1)	545	642	554
Other products/services sold	46	30	36
Available broadcasting rights	34	34	30
Other supplies	75	78	76
Gross value	700	784	696
Depreciation	(69)	(76)	(79)
Provision	631	708	617

(1) Including 135 million euros in inventories treated as under consignment with distributors in 2011 (132 million euros in 2010 and 119 million euros in 2009).

4.4

Trade payables

(in million of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Fixed assets payables	2,618	2,623	2,125
Trade payables	5,913	6,117	5,817
Total	8,531	8,740	7,942
Non-current trade payables	380	466	411
Current trade payables	8,151	8,274	7,531

4.5

Prepaid expenses

(in million of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Prepaid external purchases	338	295	372
Other prepaid operating expenses	30	28	35
TOTAL	368	323	407

4.6

Other liabilities

(in million of euros)	December 31, 2011	December 31, 2010	December 31, 2009
VAT payable	797	769	760
Other taxes	500	464	312
Cable network access fees	448	514	560
Submarine cable consortiums	648	523	268
General Court of the European Union's ruling of November 30, 2009 (1)	-	-	964
Other	371	363	330
Total	2,764	2,633	3,194
Of which other non-current liabilities	487	528	565
Of which other current liabilities	2,277	2,105	2,629

(1) See Note 14 and Note 10.8.

Other liabilities relating to Submarine cable consortiums are liabilities to other submarine cable consortium members when France Telecom is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These liabilities are offset by receivables in the same amount (see Note 3.5). The change in the value compared with December 31, 2009 was mainly due to the construction of the ACE submarine cable, which is currently underway.

Consolidated financial statements 2011

NOTE 5     EMPLOYEE BENEFITS

5.1

Labor expenses

(in millions of euros)	Notes	2011	2010	2009
Average number of employees (full-time equivalents) (unaudited) (1)		165,533	161,392	163,690
Wages and employee benefit expenses		(8,556)	(8,875)	(8,676)
o/w
Wages and salaries		(6,328)	(6,143)	(5,932)
Social security charges		(2,169)	(2,120)	(2,026)
French part-time for seniors plan	5.2	28	(492)	(569)
Capitalized costs (2)		637	565	510
Other labor expenses (3)		(724)	(685)	(659)
Employee profit sharing		(215)	(325)	(285)
Share-based compensation	5.3	(44)	(14)	(49)
o/w
- Free share award plans		(44)(4)	(8)	(39)
- Stock option plans		-	(6)	(10)
TOTAL		(8,815)	(9,214)	(9,010)

(1) Of whom approximately 35.9% were French civil servants at December 31, 2011 compared with 38.1% at December 31, 2010 and 39.3% at December 31, 2009.
(2) Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group.
(3) Other labor expenses comprise other short-term allowances and benefits and payroll taxes. (4) Including (21) million euros offset in equity.

5.2

Employee benefits

5.2.1

Statement of financial position at December 31, 2011

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Post employment benefits	666	632	497
Other long-term benefits	1,251	1,328	836
of which French part-time for senior plans	945	1,050	569
Provision for employment termination benefits	25	135	438
Other employer-related payables and payroll taxes due	1,600	1,682	1,577
TOTAL	3,542	3,777	3,348
Of which provisions	25	135	438
Of which non-current employee benefits	1,688	1,826	1,223
Of which current employee benefits	1,829	1,816	1,687

Consolidated financial statements 2011

Maturity dates of employee benefit obligations

The table below provides a breakdown of the 10-year maturity schedule of disbursements for early retirement plans, the "Part-time for Seniors" plan, pension plans and other post-employment benefit obligations as of December 31, 2011:

	Statement of financial position at December 31, 2011	Schedule of undiscounted future cash flows
(in millions of euros)	Total	By December 31, 2012	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	As from January 2017
French part-time for seniors plan	945	165	208	227	223	179	136
Pensions and other post-employment benefits	972	72	50	55	53	55	289
TOTAL	1,917	237	258	282	276	234	425

5.2.2

Post-employment benefits and other long-term benefits

French part-time for seniors plan

The "part-time for seniors plan" signed on November 26, 2009 as part of the agreement on employment of seniors, offers, for a period of at least 18 months and no longer than three years, benefits to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within three years and who have at least fifteen years' service within the Group. It gives employees the opportunity to work part-time whilst receiving:

•

a base salary amounting to 80% of a full-time employment;

•

the retirement benefits of full-time employment (both the company's and the employee's contributions);

•

a minimum salary.

The beneficiaries may decide to invest part of their base salary (5%, 10% or 15%) in a Time Savings Account (CET), with a Group additional contribution. The CET allows for a reduction in the amount of time worked.

The pension reform enacted in November 2010 would have reduced the number of employees eligible for this plan by about one third. On December 23, 2010, France Telecom signed an amendment providing for the following:

•

for the 3,000 employees who joined the part-time for seniors plan before December 31, 2010, an extension of the term of the plan (ranging from 4 to 12 months depending on the employee's birth date), to enable them to take advantage of the benefits offered by the plan until their new retirement date;

•

for all eligible employees who have not yet joined the plan, a two-year extension of the period for joining the plan, that is, until December 31, 2014, wherein the maximum time for participating in the plan remained unchanged (3 years);

•

the institution of an "Intermediate part-time" arrangement (TPI) that enables eligible employees, before they join the part-time for seniors plan, to work 60% while receiving 80% of their full-time compensation for a maximum period of two years.

At December 31, 2011, 23,000 employees were eligible for the plan. Moreover, owing to the projected number of eligible employees who will retire during the term of the plan (i.e. 18,500 employees), an estimated 13,000 employees will join the plan.

The estimate of the obligation is sensitive to the projected number of retirements, the percentage of employees who join the plan and to the type of package that beneficiaries will ultimately choose.

After analyzing the profile of beneficiaries who joined the part-time for seniors plan in 2010 and 2011, the sign-up rate was broken down by category of beneficiary (private contract employee or civil servant) and by type of retirement (retirement at minimum legal age or retirement on the date of eligibility for full pension benefits) The average sign-up rate was stable at 70%.

A 5-point decrease in the sign-up rate for the plan would decrease the amount of the obligation and of the provision by about 4.4%, representing an impact of approximately 43 million euros.

Consolidated financial statements 2011

Key assumptions used to calculate the amount of obligations

The actuarial assumptions used for the main geographic areas, which account for 91% of France Telecom’s pension and other long-term employee benefit obligations, are as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Euro zone (1)
Discount rate	3.20% - 4.00% (long-term)	3.75% - 4.50% (long-term)	4.25% - 5% (long-term)
Average rate of increase in salaries	2.05% - 2.60% (medium-term) (2)	2% - 3.25% (medium-term)	2.5% - 3.5% (medium-term)
	2% - 4%	2% - 4%	2% - 4%
Long-term inflation rate	2%	2%	2%
Expected return on plan assets	3.50% and 4.50%	3.50%	3.50%
United Kingdom (3)
Discount rate	5.20%	5.50%	5.75%
Average rate of increase in salaries	3.55%	3.25%	3.25%
Long-term inflation rate	3.55%	3.25%	3.25%
Expected return on plan assets	6.00% and 7.50%	6.00% and 7.50%	6.00% and 7.50%
Poland (4)
Discount rate	6.10%	6.00%	6.10%
Average rate of increase in salaries	3.00% - 3.50%	3.70%	3.50%
Long-term inflation rate	2.50%	2.50%	2.50%

(1) Obligations in this area amount to 79% of the Group’s total obligations.
(2) The 2.05% rate corresponds to the rate used to value the obligation regarding the French part-time for seniors plan.
(3) Obligations in this area (relating to Equant’s subsidiary in the United Kingdom) amount to 9% of the Group’s total obligations.
(4) Obligations in this area amount to 4% of the Group's total obligations.

The discount rates, which are determined by country or geographic area, are based on the yields of top-rated corporate bonds. They have been calculated based on external indices commonly used as a reference, after the Group ascertained that these indices were relevant by analyzing their composition (and primarily, the quality of the issuers). When necessary, the indices including bond issues from certain financial institutions were restated. Due to the lack of a liquid market for corporate bonds in Poland, the discount rate applied is the rate on government bonds.

A 100 basis point decline in the discount rates used in the Euro zone would lead to a 96 million euros increase in obligations (including 28 million euros for the part-time for seniors plan).

The expected long-term return on plan assets has been determined on the basis of a plan-by-plan analysis taking account of the expected return on each type of asset in the portfolio. The expected return rate on each type of asset in the portfolio is estimated using an analysis of changes in the rate of inflation, long-term interest rates and the associated risk premium. These factors are combined and compared to the market to determine long-term return assumptions.

Funded pension plans account for 16% of the Group's benefit obligations. The pension plan assets are mainly located in the United Kingdom (58%), Kenya (38%) and France (2%) and are broken down as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Plan assets
Equities	38.2%	35.7%	34.2%
Debt securities	37.1%	38.5%	37.4%
Money market assets	2.3%	8.1%	12.3%
Real estate	22.4%	16.1%	14.8%
Other	0.0%	1.6%	1.3%
TOTAL	100.0%	100.0%	100.0%

Consolidated financial statements 2011

Change in value of pension benefit obligations and plan assets

The table below provides details on movements in the value of obligations related to defined benefit plans:

	Post-employment benefits			Long-term benefits	December 31, 2011	December 31, 2010	December 31, 2009
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits
Total benefit obligations at the beginning of the year	513	443	67	1,328	2,351	1,701	1,043
Service cost	18	30	1	46	95	69	68
Discounting cost	26	22	3	2	53	53	48
French part-time for senior plans	-	-	-	(105) (1)	(105)	481	569
Curtailments/settlements	(5)	(8)	0	(4)	(17)	-	(6)
Actuarial losses/(gains) arising from changes of assumptions	(3)	14	6	1	18	51	45
Actuarial losses/(gains) arising from experience	(26)	(1)	3	(4)	(28)	84	21
Benefits paid	(46)	(18)	(4)	(5)	(73)	(83)	(80)
Reclassification to assets held for sale	(152)	-	-		(152)	0	-
Other	7	1	(3)	(8)	(3)	(5)	(7)
Total benefit obligations at the end of the year (a)	332	483	73	1,251	2,139	2,351	1,701
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	332	-	-	-	332	516	458
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	-	483	73	1,251	1,807	1,835	1,243

(1)   Including (9) million euros in additional provisions (68 million euros for past service cost, 20 million euros for discounting cost and (97) million euros for actuarial gains and losses) and (96) million euros in provision reversals for benefits paid during the year.

Changes in plan assets break down as follows:

	Post-employment benefits			Long-term benefits	December 31, 2011	December 31, 2010	December 31, 2009
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits
Fair value of plan assets at the beginning of the year	370	(0)	-	-	370	340	330
Actual return on plan assets	(7)	-	-	-	(7)	36	31
- expected return on plan assets	23	-	-	-	23	23	20
- actuarial (gain)/losses arising from experience	(30)	-	-	-	(30)	13	11
Employer contributions	15	-	-	-	15	13	33
Benefits paid by the fund	(46)	-	-	-	(46)	(44)	(32)
Reclassification to assets held for sale	(106)	-	-	-	(106)	-	-
Other	5	-	-	-	5	25	(22)
Fair value of plan assets at the end of the year (b)	231	-	-	-	231	370	340

The net value of the obligation recognized at December 31, 2011 is calculated as follows:

	Post-employment benefits			Long-term benefits	December 31, 2011	December 31, 2010	December 31, 2009
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits
Net funded status (a) - (b)	101	483	73	1,251	1,908	1,981	1,361
Unrecognized past service cost	-	(12)	(2)	-	(14)	(21)	(28)
Asset ceiling adjustment	23	-	-	-	23	-	-
Employee benefits in the statement of financial position	124	471	71	1,251	1,917	1,960	1,333
Of which current	16	39	4	183	241	180	275
Of which non-current	108	432	67	1,033	1,641	1,780	1,058

Consolidated financial statements 2011

Changes in employee benefits are broken down as follows:

	Post-employment benefits			Long-term benefits	December 31, 2011	December 31, 2010	December 31, 2009
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits
Employee benefits at the beginning of the year	143	424	65	1,328	1,960	1,333	678
Net period expense	16	52	4	29 (1)	101	612	668
Employer contributions	(15)	-	-	-	(15)	(13)	(33)
Benefits directly paid by the employer	-	(19)	(4)	(100) (2)	(123)	(65)	(48)
Reclassification to assets held for sale	(45)	-	-	-	(45)	-	-
Actuarial (gains)/losses generated during the year (3)	24	13	9	-	46	117	64
Other	1	0	(3)	(6)	(7)	(24)	4
Employee benefits at the end of the year	124	471	71	1,251	1,917	1,960	1,333
(1) Including (8) million euros for the Part-time for Seniors plan at December 31, 2011 (506 million euros at December 31, 2010).
(2) Including (96) million euros for the Part-time for Seniors plan.
(3) Actuarial gains and losses are recognized in components of other comprehensive income.

Total cumulative components of other comprehensive income at December 31, 2011 amounted to (336) million euros, including an asset ceiling adjustment of (23) million euros and actuarial losses of (313) million euros.

Net period expense

The table below provides a breakdown of the net period expense for post-employment benefits and other long-term benefit obligations:

	Post-employment benefits			Long-term benefits	December 31, 2011	December 31, 2010	December 31, 2009
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits
Service cost	(18)	(30)	(1)	(46)	(95)	(69)	(68)
Discounting cost(1)	(26)	(22)	(3)	(2)	(53)	(53)	(49)
Expected return on plan assets(1)	23	0	-	-	23	23	20
Actuarial gains/(losses)	-	(0)	(0)	3	3	(5)	-
Amortization of unrecognized past service cost	-	(8)	(0)	4	(4)	(2)	(7)
French part-time for seniors plan	-	-	-	9 (2)	9	(506)	(569)
Impact of curtailments/settlements	5	8	(0)	3	16	-	5
TOTAL	(16)	(52)	(4)	(29)	(101)	(612)	(668)

(1) Items included in finance income.
(2) Including (68) million euros for past service cost, (20) million euros for discounting and 97 million euros for actuarial gains.

France Telecom plans to pay 4 million euros during 2012 for its defined benefit plans.

Expense recognized under the terms of defined contribution plans amounted to 982 million euros in 2011, 963 million euros in 2010 and 951 million euros in 2009.

5.3

Share-based payment

5.3.1

Free share award and similar compensation plans

France Telecom S.A. - "Let’s share" International Plan

On July 27, 2011, France Telecom has set up a free share award plan covering 17.5 million shares, with a maximum of 16.7 million that will be attributed in equity instruments. The plan covers approximately 150,000 employees of France Telecom S.A. and most of its fully-consolidated subsidiaries. In countries where local regulations, tax laws or labor laws do not allow the award of free shares, the beneficiaries of the international plan will receive a cash amount equivalent to the France Telecom S.A. share price on July 27, 2015.

Consolidated financial statements 2011

The free share award plan will not vest until July 27, 2015, and vesting of the shares is contingent upon:

•

performance criteria: achievement of a cumulative aggregate (EBITDA - CAPEX) of 27 billion euros over the period 2011-2013, excluding exceptional items;

•

beneficiaries must be employed by the Group at the end of the vesting period.

The accounting measurement date is the date on which the beneficiaries were individually notified.

The fair value of the plan has been determined using a binomial model based on the following assumptions:

Measurement date	15/09/2011
Vesting date	31/12/2013
Price of underlying instrument at the measurement date	€12.11
Price of underlying instrument at the closing date	€12.14
Expected dividends	€1.40 per share
Risk-free yield	2.41%
Fair value per share of benefit granted to employees	€7.36

An expense of 37 million euros (including social contributions) was recognized at December 31, 2011, with corresponding entries:

•

in equity (14 million euros);

•

in employee liabilities (1 million euros), for the portion of the plan entailing a cash settlement;

•

in liabilities for social contributions (22 million euros). The social contributions for the French entities, which represent 10% of the benefit granted to employees, are due as from the date on which the grant is approved and are due the following month.

France Telecom S.A. - 2007 plan

In 2007, France Telecom granted a free share award plan for employees of France Telecom S.A. and most of its majority-owned French subsidiaries, which resulted in the delivery of 10.3 million shares in 2009. These shares were subject to a lock-up period of two years, that is, until April 25, 2011.

In addition to the free share award plan in France, France Telecom S.A. instituted a free share award plan in several countries. In early 2010, this resulted in the delivery of shares or of a cash amount equal to the value of the France Telecom S.A. share on December 4, 2009.

These free shares were subject to a lock-up period of two years, that is, until December 4, 2011 (December 4, 2012 in Spain).

The expense booked in 2011 amounts to 3 million euros and relates solely to beneficiaries in the United Kingdom, whose shares became fully vested on December 4, 2011.

5.3.2

Stock option plans

France Telecom stock option plans

Ex-Wanadoo Plans

Following the buyout of Wanadoo's minority interests in September 2004, France Telecom S.A. and the merger of France Telecom S.A. and Wanadoo, France Telecom S.A. undertook to guarantee the liquidity of the Wanadoo stock option plans by exchanging Wanadoo options for France Telecom options based on the 7/18 exchange ratio used for the buyout of Wanadoo's minority interests. A total of 15,221,913 options were granted (after conversion based on the exchange ratio).

These options are exercisable for a period of ten years, some of them have been exercisable since 2001.

2005 Plans

On October 26, 2005, France Telecom S.A. granted 14,516,445 stock options to certain executive officers and employees of the Group. The scope of the 2005 plan was enlarged by an additional 536,930 options in 2006 following the integration of the Amena group. The exercise price for the options was set at 23.46 euros. These rights were vested as from October 26, 2008. The options are exercisable for a period of ten years as from their grant date.

2007 Plan

On May 21, 2007, France Telecom S.A. granted 10,093,300 stock options to certain executive officers and employees of the Group. The options may be exercised during a period of seven years beginning on May 21, 2010 and ending on May 21, 2017. The exercise price was set at 21.61 euros.

The shares acquired upon exercise of the options were subject to a lock-up period ending on May 21, 2011. In addition, the beneficiaries of the options are required to have been employed by the Group for a period of at least three years ending on May 21, 2010.

Consolidated financial statements 2011

Orange stock option plans

The Orange stock option plans have been exercisable since 2006 and covered a total of 145,407,400 Orange stock options.

Following the buyout of Orange’s minority interests, France Telecom S.A. proposed a liquidity contract to the holders of Orange stock options and, in September 2005, it issued liquidity instruments on options to facilitate the delivery of France Telecom shares.

TP S.A. stock option plans

2007 Plan

TP S.A. granted 6,047,710 stock options to certain executive officers, exercisable for a period of seven years beginning on October 9, 2010 and ending on October 9, 2017.

The exercise price was set at 4.89 euros (based on the closing exchange rate on December 31, 2011).

Changes in stock option plans

The following table summarizes the stock option plans granted to France Telecom Group employees at December 31, 2011, 2010 and 2009:

	December 31, 2011		December 31, 2012		December 31, 2013
STOCK OPTION PLAN	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)
France Telecom plan (2005/2007)
Options outstanding at the beginning of the year	20,472,734	22.68	21,352,795	22.66	22,624,565	22.70
Exercised	-	-	-	-	-	-
Canceled, lapsed	(549,067)	22.55	(880,061)	22.32	(1,271,770)	23.35
Options outstanding at the end of the year	19,923,667	22.68	20,472,734	22.68	21,352,795	22.66
France Telecom shares (ex-Wanadoo)
Options outstanding at the beginning of the year	3,750,149	15.32	4,590,667	20.64	4,644,234	20.57
Exercised	(1,504)	15.38	(56,729)	14.30	(45,269)	14.71
Canceled, lapsed	(1,383,522)	15.39	(783,789)	46.53	(8,298)	16.30
Options outstanding at the end of the year	2,365,123	15.28	3,750,149	15.32	4,590,667	20.64
Orange Shares (1)
Options outstanding at the beginning of the year	36,508,801	8.98	37,567,103	8.97	38,286,539	8.97
Exercised	(56,672)	6.35	(208,367)	6.51	(164,054)	6.65
Canceled, lapsed	(25,003,116)	9.90	(849,935)	9.43	(555,382)	9.29
Options outstanding at the end of the year	11,449,013	6.98	36,508,801	8.98	37,567,103	8.97
TP S.A. shares
Options outstanding at the beginning of the year	3,935,225	5.43	4,357,425	5.26	4,746,102	5.19
Exercised	-	-	-	-	-	-
Canceled, lapsed	(346,548)	5.39 (2)	(422,200)	5.40	(388,677)	4.99
Options outstanding at the end of the year	3,588,677	4.89 (3)	3,935,225	5.43	4,357,425	5.26

(1) Due to the issuance of the liquidity instruments on options and France Telecom’s decision to grant new shares, the exercise of these options results in issuing new France Telecom shares.
(2) Exchange rate used: average rate for the year.
(3) Exchange rate used: closing rate at December 31, 2011.

Options exercisable at year-end

Options exercisable at year-end were as follows:

	December 31, 2011
Stock option plan	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range	Number of options exercisable at year-end
France Telecom plan (2005/2007)	19,923,667	54	€21.61 - €23.48	19,923,667
France Telecom shares (ex-Wanadoo)	2,365,123	15	€13.84 - €16.60	2,365,123
Orange shares	11,449,013	12	€6.35 - €7.43	11,449,013
TP S.A. shares	3,588,677	69	€4.89	3,588,677

Consolidated financial statements 2011

NOTE 6     IMPAIRMENT LOSSES AND GOODWILL

6.1

Impairment losses

	December 31, 2011	December 31, 2010	December 31, 2009
(in millions of euros)	Goodwill	Goodwill	Goodwill
Egypt	(449)	(471)	-
Romania	(156)	-	-
Poland	-	-	(400)
Other	(6)	(38)	(49)
TOTAL	(611)	(509)	(449)

	December 31, 2011	December 31, 2010	December 31, 2009
(in millions of euros)	Fixed assets	Fixed assets	Fixed assets
TOTAL	(380)	(127)	(69)

At December 31, 2011

In Egypt, the goodwill impairment of 449 million euros (including 286 million euros attributable to the minority shareholders) reflects the impact of a lesser performance in 2011 and of political and economic conditions on projected business results, as well as the fact that the discount rate (after tax) applied to future cash flows was increased from 11.75% to 13%.

In Romania, the goodwill impairment of 156 million euros reflects the impact of the domestic economic situation on projected cash flows.

Other charges for impairment of goodwill and non-current assets relate notably to certain subsidiaries that operate in East Africa and to the subsidiary in Armenia and are associated to revised growth prospects for these subsidiaries.

At December 31, 2010

In Egypt, the 471 million euro impairment charge mainly reflected the impact on future cash flows of the anticipated persistence in the reduction in price levels seen in the second half. Of the total impairment charge, 171 million euros was allocated to the shareholders of France Telecom S.A. and 300 million euros was allocated to the shareholders of Mobinil-ECMS.

The other goodwill and asset impairment charges related mainly to certain subsidiaries that operate in East Africa.

At December 31, 2009

In Poland, the 400 million euro charge for France Telecom's share in TP reflected the effects of regulatory pressure and increasing competition on projected cash flows.

Consolidated financial statements 2011

6.2

Goodwill

Goodwill is recognized in accordance with the accounting principles described in Note 18.5.

Movements in goodwill are as follows:

Gross value

(in millions of euros)	Note	2011	2010	2009
Opening balance		31,863	30,085	33,458
Acquisitions(1)	2	72	1,632	37
Disposals	2	(106)	-	-
Translation adjustment		(313)	141	216
Reclassifications and other items(2)		(49)	(1)	(323)
Reclassification to assets held for sale	2	(821)	6	(3,303)
Closing balance		30,646	31,863	30,085

(1) Including 1,582 million euros for Mobinil in 2010.
(2) In 2009, mostly relating to transactions involving the Spanish entities.

Accumulated impairment losses

(in millions of euros)		2011	2010	2009
Opening balance		(2,830)	(2,288)	(3,543)
Impairment		(611)	(509)	(449)
Disposals		-	-	-
Translation adjustment		135	(30)	(136)
Reclassifications and other items		-	-	54
Reclassification to assets held for sale		-	(3)	1,786
Closing balance		(3,306)	(2,830)	(2,288)

Net book value

(in millions of euros)		2011	2010	2009
Net book value		27,340	29,033	27,797

Consolidated financial statements 2011

Value of goodwill

The main values of goodwill appear below:

(in millions of euros)	Goodwill
	Gross value	Accumulated impairment losses	Net book value
At December 31, 2011
France	15,361	(13)	15,348
Poland	2,755	(1,203)	1,552
Spain	4,837	(114)	4,723
Rest of the World:
Romania	1,806	(156)	1,650
Egypt(1)	1,425	(918)	507
Belgium	1,006	-	1,006
Slovakia	806	-	806
Switzerland	821	-	821
Côte d’Ivoire	417	(42)	375
Jordan	245	(48)	197
Other	848	(171)	677
Enterprise	1,070	(641)	429
International Carriers & Shared Services	70	-	70
TOTAL	31,467	(3,306)	28,161
o/w continuing operations	30,646	(3,306)	27,340
o/w assets held for sale - Orange Suisse	821	-	821
At December 31, 2010
France	15,318	(13)	15,305
Poland	3,196	(1,350)	1,846
Spain	4,837	(114)	4,723
Rest of the World:
Romania	1,806	-	1,806
Egypt(1)	1,483	(457)	1,026
Belgium	1,007	-	1,007
Slovakia	806	-	806
Switzerland	798	-	798
Côte d’Ivoire	417	(42)	375
Jordan	238	(46)	192
Other	822	(167)	655
Enterprise	1,068	(641)	427
International Carriers & Shared Services	67	-	67
TOTAL	31,863	(2,830)	29,033
At December 31, 2009
France	15,318	(13)	15,305
United Kingdom	3,303	(1,786)	1,517
Poland	3,095	(1,307)	1,788
Spain	4,837	(114)	4,723
Rest of the World:
Romania	1,806	-	1,806
Belgium	1,006	-	1,006
Slovakia	806	-	806
Switzerland	673	-	673
Côte d’Ivoire	417	(42)	375
Jordan	221	(43)	178
Other	797	(130)	667
Enterprise	1,041	(639)	402
International Carriers & Shared Services	68	-	68
TOTAL	33,388	(4,074)	29,314
o/w continuing operations	30,085	(2,288)	27,797
o/w assets held for sale - Orange United Kingdom	3,303	(1,786)	1,517
(1) Goodwill for Egypt includes a share attributable to shareholders of Mobinil-ECMS other than France Telecom, as the Group uses the option to recognize non-controlling interests at fair value.

Consolidated financial statements 2011

6.3

Key assumptions used to determine recoverable amounts

•

The same key assumptions have been used to determine the value in use of assets for all business segments. These assumptions include the following:

•

market level, penetration rate and market share, decisions of regulators in terms of the access and services pricing and inter-operator tariffs, the level of commercial expenses required to renew products and keep up with existing competitors or new market entrants, the impact on costs of changes in net revenues;

•

the level of investment expenditure, which may be affected by the roll-out of necessary new technologies or by decisions of regulators in terms of licenses and spectrum allocation (and the associated fees), or network deployment obligations or obligations to open up networks to competitors.

The values assigned to each of these parameters reflect past experience and expected changes over the timeframe of the business plan.

In this respect, the key assumptions at December 31, 2011 are the following:

•

operating assumptions were derived from the Conquêtes 2015 plan presented to investors in May 2011. At end-2011, an assessment was made to determine whether or not cash generation projections needed to be revised, based on results achieved in 2011 and on budget projections for 2012:

-

this revision was applied primarily to Romania, where the operating performance is adversely affected by local economic conditions, as well as to Egypt and Côte d’Ivoire, which are adversely affected by political conditions. It was also applied to business operations recently launched in Armenia and East Africa;

-

for Spain, which met operating performance projections in 2011, patterns of achievements of the business plan were amended while continuing to seek improvement in operating cash flows;

•

the discount rate used to determine values in use were maintained, on the whole, with the exception of Egypt; in certain cases, they incorporate a specific risk premium to account for contingencies in the execution of certain business plans or for country risk;

•

the perpetual growth rates used were maintained, on the whole, as in the Group’s assessment carried out at the end of 2011, the economic environment is not expected to lead to any change in the long-term outlook of its industry.

•

Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors' behavior in response to the economic environment or such decisions may affect the estimate of recoverable amounts, as will unforeseen changes in the political, economic or legal systems of some countries.

At December 31, 2011, the specific random factors that may affect the estimate of recoverable amounts were as follows:

•

in Europe:

-

potential developments resulting from the financial and economic crisis and the impact on consumer behavior and direct or indirect taxation levels,

-

the operators' reactions to this environment, through changes in offerings and pricing (e.g. in Spain), or in response to new entrants (e.g. in France),

-

ability to adjust costs and capital expenditure in keeping with potential changes in revenues;

•

in the Arab countries, changes in the political situation and the ensuing economic impacts.

Consolidated financial statements 2011

Other assumptions that influence estimated recoverable amounts are set forth below:

At December 31, 2011	France	Poland	Spain	Egypt	Romania	Enterprise
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use	Value in use
Source used	4-year plan
	Discounted cash flow
Growth rate to perpetuity	0.46%	1.00%	1.50%	3.50%	2.00%	0.00%
Post-tax discount rate	7.83%	10.35%	9.00%	13.00%	11.25%	8.50%
Pre-tax discount rate	12.26%	12.29%	11.62%	15.06%	13.02%	13.18%

At December 31, 2010	France	Poland	Spain	Egypt	Romania	Enterprise
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use	Fair value
Source used	5-year plan
	Discounted cash flow
Growth rate to perpetuity	0.50%	1.00%	1.50%	3.00%	2.00%	0.00%
Post-tax discount rate	7.50%	10.35%	9.00%	11.75%	11.25%	8.60%
Pre-tax discount rate	11.50%	11.80%	11.40%	14.00%	12.87%	n/a

At December 31, 2009	France	Poland	Spain	Romania	Enterprise
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use
Source used	5-year plan
	Discounted cash flow
Growth rate to perpetuity	0.50%	1.50%	2.00%	2.00%	0,00%
Post-tax discount rate	7.50%	10.85%	8.25%	11.25%	8.50%
Pre-tax discount rate	11.20%	12.70%	10.20%	12.95%	13.00%

The Group's listed subsidiaries are TP SA (Warsaw stock exchange), Mobistar (Brussels stock exchange), Jordan Telecom (Amman stock exchange), ECMS (Cairo stock exchange) and Sonatel (Regional Stock Exchange [BRVM] of the West African Economic and Monetary Union [UEMOA] in Abidjan). The contribution of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of the consolidated entity' revenues, operating income and net income.

6.4

Sensitivity of recoverable amounts

At the end of 2011, the analysis of recoverable amounts for the main entities led to test of their sensitivity to the main assumptions:

•

For France, the Enterprise Segment and Belgium, which respectively account for some 50%, 8% and 5% of the estimated recoverable amount for the consolidated entities, the Group considers it improbable that there would be a change in valuation parameters that would bring the recoverable amount of these entities into line with their book value;

•

In Poland, which accounts for some 10% of the estimated recoverable amount for the consolidated entities, the following changes would not affect the recoverable amount of the assets: a change of plus or minus 0.50% in the post-tax discount rate would increase or decrease the recoverable amount by about 400 million euros (200 million euros for France Telecom's share in TP). Likewise, a change of plus or minus 0.50% in the perpetual growth rate would increase or decrease the recoverable amount by 300 to 400 million euros (150 to 200 million euros for France Telecom's share in TP). Lastly, a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by some 600 million euros (300 million euros for France Telecom's share in TP);

•

In Spain, which accounts for approximately 10% of the estimated recoverable amount for the consolidated entities, the recoverable amount is about the same as book value: a change of plus or minus 0.50% in the post-tax discount rate would increase or decrease the recoverable amount by 500 to 550 million euros.  Likewise, a change of plus or minus 0.50% in the perpetual growth rate would increase or decrease the recoverable amount by 450 to 500 million euros. Lastly, a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by approximately 600 million euros;

•

In Romania, which accounts for approximately 3% of the estimated recoverable amount for the consolidated entities, and which was subject to impairment in 2011, the recoverable amount is the same as book value: a change of plus or minus 0.50% in the post-tax discount rate would increase or decrease the recoverable amount by 100 to 150 million euros.  Likewise, a change of plus or minus 0.50% in the perpetual growth rate would increase or decrease the recoverable amount by about 100 million euros. Lastly, a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by approximately 150 to 200 million euros;

Consolidated financial statements 2011

•

In Egypt, which accounts for approximately 3% of the estimated recoverable amount for the consolidated entities, and which was subject to additional impairment in 2011, the recoverable amount is the same as book value: a change of plus or minus 0.50% in the post-tax discount rate would increase or decrease the recoverable amount by about 150 million euros. Likewise, a change of plus or minus 0.50% in the perpetual growth rate would increase or decrease the recoverable amount by about 100 million euros. Lastly, a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by approximately 200 million euros;

•

The other entities each account for less than 2.5% of the estimated recoverable amount for the consolidated entities. In Armenia and East Africa, for which fixed asset impairment charges were booked in 2011, the impact of a change in outlook would be limited in view of the residual value of their assets.

Consolidated financial statements 2011

NOTE 7     ASSETS AND GAINS ON DISPOSAL OF ASSETS

7.1

Depreciation and amortization and gains on disposal of assets

In 2011, amortization of intangible assets amounted to 2,175 million euros (see Note 7.2) and depreciation of property, plant and equipment amounted to 4,560 million euros (see Note 7.3).

The gain on disposal of assets amounted to 40 million euros in 2011, 21 million euros in 2010 and 1 million euros in 2009.

7.2

Other intangible assets

Movements in the net book value of other intangible assets were as follows:

(in million euros)	2011	2010	2009
Opening balance	11,302	9,953	14,009
Acquisitions of other intangible assets	2,432	1,935	1,454
o/w licenses	941	512	58
Impact of changes in the scope of consolidation (1)	131	1,730	38
Disposals	(5)	(12)	(10)
Depreciation and amortization (2)	(2,175)	(2,055)	(2,254)
Impairment	(225)	(97)	(49)
Translation adjustment (3)	(117)	(60)	427
Reclassifications and other items	140	(78)	94
Reclassifications to assets held for sale	(140)	(14)	(3,756)
Closing balance	11,343	11,302	9,953

(1) In 2011, this item mainly relates to the addition of Compagnie Européenne de Téléphonie to the scope of consolidation for 80 million euros. In 2010, this item mainly relates to the addition of Egypt to the scope of consolidation for 1,663 million euros.

(2) In 2011, this item relates to telecommunication licenses for (316) million euros and subscriber bases for (392) million euros (respectively (257) million euros and (347) million euros in 2010 and (454) million euros and (416) million euros in 2009).

(3) In 2011, this item relates mainly to TP Group for (82) million euros. In 2010, this item mainly related to Egypt for (134) million euros, Orange Suisse for 27 million euros and TP Group for 28 million euros. In 2009, it related mainly to Orange in the United Kingdom, for 439 million euros.

	December 31, 2011				December 31, 2010	December 31, 2009
(in million of euros)	Gross Value	Accumulated depreciation and amortization	Impairment	Net book value	Net book value	Change
Telecommunication licenses	5,905	(1,985)	(95)	3,825	3,196	2,066
Brands (1)	4,194	-	(929)	3,265	3,474	3,380
Subscriber bases (2)	4,447	(4,018)	(32)	397	795	802
Software	9,817	(6,277)	(19)	3,521	3,551	3,280
Other intangible assets	889	(364)	(189)	335	286	426
TOTAL	25,252	(12,644)	(1,265)	11,343	11,302	9,953

(1) Including, at December 31, 2011, the Orange brand for 3,133 million euros.
(2) Including, at December 31, 2011, FT España for 133 million euros, ECMS for 213 million euros and the Jordanian entities for 38 million euros.

Consolidated financial statements 2011

Information on telecommunication licenses at December 31, 2011

France Telecom's commitments under licenses awarded are disclosed in Note 14.

(in millions of euros)	Gross Value	Net book value	Residual useful life (1)
UMTS (2 licenses)	914	616	9.7 to 18.4
LTE	291	291	20.0
GSM	281	173	9.5
France	1,486	1,080
UMTS	639	343	8.2
LTE	447	447	20.0
GSM (2 licenses)	313	266	11.7 to 19.0
Spain	1,399	1,056
UMTS	366	236	11.1
GSM (2 licenses)	136	-	-
Poland	502	236
GSM	972	684	10.5
UMTS	351	281	10.5
Egypt	1,323	965
Other	1,195	488
TOTAL	5,905	3,825

(1) In number of years, at December 31, 2011.

Capitalized expenditure during the year

(in millions of euros)	2011	2010	2009
External purchases	438	448	419
Labor expenses	310	279	261
Other	1	4	8
TOTAL	749	731	688

7.3

Property, plant and equipment

Movements in the net book value of property, plant and equipment were as follows:

(in millions of euros)	2011	2010	2009
Opening balance	24,756	23,547	25,826
Acquisitions of property, plant and equipment	4,459	4,324	4,171
o/w finance leases	180	157	170
Impact of changes in the scope of consolidation (1)	49	1,112	3
Disposals and retirements	(52)	(40)	(54)
Depreciation and amortization (2)	(4,560)	(4,406)	(4,667)
Impairment (3)	(155)	(30)	(20)
Translation adjustment (4)	(424)	197	110
Reclassifications and other items	148	101	(27)
Reclassifications to assets held for sale	(587)	(49)	(1,795)
Closing balance	23,634	24,756	23,547

(1) In 2010, this item mainly related to the addition of Egypt to the scope of consolidation for 996 million euros and to the acquisition of Mobistar Entreprises Services SA for 76 million euros.
(2) In 2011, this item mainly relates to networks and terminals for 3,794 million euros ((3,636) million euros in 2010 and (3,833) million euros in 2009).

(3) In 2011, this item mainly relates to TP Group for (403) million euros, Kenya for (14) million euros and Egypt for (6) million euros (in 2010, Egypt for (82) million euros, Orange Suisse for 87 million euros and TP Group for 139 million euros; in 2009,  Orange in the United Kingdom for 129 million euros).

(4) In 2011, this item mainly relates to the recognition of 222 million euros for assets being dismantled (see Note 7.4).

Consolidated financial statements 2011

	December 31, 2011				December 31, 2010	December 31, 2009
(in millions of euros)	Gross Value	Accumulated depreciation and amortization	Impairment	Net book value	Net book value	Net book value
Land and buildings	7,270	(3,778)	(347)	3,145	3,103	3,031
Networks and terminals	72,491	(53,232)	(312)	18,947	20,154	19,012
IT equipment	3,841	(3,061)	(12)	768	810	777
Other property, plant and equipment	1,866	(1,070)	(22)	774	689	727
TOTAL	85,468	(61,141)	(693)	23,634	24,756	23,547

Property, plant and equipment held under finance leases

	December 31, 2011	December 31, 2010	December 31, 2009
(in million of euros)	Net book value	Net book value	Net book value
Land and buildings	657	533	416
Networks and terminals	19	169	152
IT Equipment and others	12	13	7
TOTAL	688	715	575

Capitalized expenditure during the year

(in million of euros)	2011	2010	2009
External purchases	758	683	496
Labor expenses	340	297	257
Other	2	19	(15)
TOTAL	1,100	999	738

7.4

Provisions for dismantling and restoring sites

Provisions for dismantling and restoring sites are broken down as follows:

(in millions of euros)	2011	2010	2009
Restoring mobile telephony antennae sites	366	224	200
Dismantling telephone poles	133	129	139
Treatment of electrical and electronic equipment waste	81	55	56
Dismantling public telephone	50	46	40
Other	19	53	50
Total	649	507	485

Consolidated financial statements 2011

NOTE 8     PROVISIONS

8.1

Restructuring costs and similar items

Restructuring costs and similar items, net of restructuring provision reversals, break down as follows:

(in millions of euros)	2011	2010	2009
Restructuring costs related to staff	(118)	(129)	(155)
Channel publishers' businesses	(19)	(547)	-
o/w Sport businesses	2	(319)	-
o/w Cinema businesses	(21)	(228)	-
Other restructuring costs	1	(4)	(58)
TOTAL	(136)	(680)	(213)

Consolidated financial statements 2011

8.2

Provisions

Provisions analysis

(in millions of euros)	Early retirement plan(1)	Other employment termination benefits(1)	Restructuring and similar provisions	Provisions for litigation(2)	Provisions for dismantling and restoring sites(3)	Other provisions	Total
Balance at January 01, 2009	889	8	196	495	566	534	2,688
Additions with impact on income statement	2	22	96	136	-	198	454
Reversals (releases) with impact on income statement	-	-	(10)	(13)	(0)	(131)	(154)
Discounting with impact on income statement	26	-	2	-	17	0	45
Utilizations without impact on income statement	(484)	(27)	(118)	(94)	(17)	(87)	(827)
Changes in consolidation scope, reclassifications and translation adjustments	-	2	(9)	0	(0)	144	137
Reclassifications to assets held for sale	-	-	(8)	-	(81)	(28)	(117)
Balance at December 31, 2009	433	5	149	524	485	630	2,226
Additions with impact on income statement	5	(0)	657	384	-	115	1,161
Reversals (releases) with impact on income statement	-	-	(10)	(22)	(0)	(112)	(144)
Discounting with impact on income statement	6	0	1	-	18	-	25
Utilizations without impact on income statement	(313)	(1)	(95)	(121)	(19)	(51)	(600)
Changes in consolidation scope, reclassifications and translation adjustments	-	(0)	3	66	23	(147)	(55)
Reclassifications to assets held for sale	-	-	(55)	-	0	(3)	(58)
Balance at December 31, 2010	131	4	650	831	507	432	2,555
Additions with impact on income statement	0	16	90	227	-	105	438(4)
Reversals (releases) with impact on income statement	-	-	(5)	(30)	(7)	(32)	(74) (4)
Discounting with impact on income statement	1	0	0	1	19	(0)	21
Utilizations without impact on income statement	(121)	(12)	(328)	(46)	(19)	(55)	(581)
Additions with impact on assets	-	-	-	-	222	-	222
Changes in consolidation scope, reclassifications and translation adjustments	-	6	(3)	11	(6)	(23)	(15)
Reclassifications to assets held for sale	-	-	(2)	-	(67)	-	(69)
Balance at December 31, 2011	11	14	402	994	649	427	2,497
o/w non-current provisions	-	13	125	49	630	174	991
o/w current provisions	11	1	277	945	19	253	1,506

(1) See Note 5.2.
(2) See Note 15.
(3) See Note 7.
(4) Including 101 million euros in Restructuring costs and similar items and 262 million euros in Other operating expense (see Note 4.2).

Consolidated financial statements 2011

Restructuring and similar provisions

(in millions of euros)	France (1)	United Kingdom	Poland (2)	Rest of the World	Enterprise (3)	International Carriers & Shared Services (4)	Total
Balance at January 01, 2009	94	11	55	4	27	5	196
Additions with impact on income statement	50	22	6	1	1	16	96
Reversals (releases) with impact on income statement	(6)	-	(1)	(0)	(3)	-	(10)
Discounting with impact on income statement	-	-	2	-	-	-	2
Utilizations without impact on income statement	(57)	(26)	(31)	(3)	0	(1)	(118)
Changes in consolidation scope, reclassifications and translation adjustments	(10)	1	(1)	(0)	1	0	(9)
Reclassifications to assets held for sale	-	(8)	-	-	-	-	(8)
Balance at December 31, 2009	71	-	30	2	26	20	149
Additions with impact on income statement	29	58	8	8	3	551	657
Reversals (releases) with impact on income statement	(10)	-	-	0	-	-	(10)
Discounting with impact on income statement	-	-	1	-	-	-	1
Utilizations without impact on income statement	(47)	(3)	(30)	(3)	(6)	(6)	(95)
Changes in consolidation scope, reclassifications and translation adjustments	(0)	(0)	1	0	2	(0)	3
Reclassifications to assets held for sale	-	(55)	-	-	-	-	(55)
Balance at December 31, 2010	43	-	10	7	25	565	650
Additions with impact on income statement	11	-	42	8	8	21	90
Reversals (releases) with impact on income statement	(2)	-	-	(0)	-	(3)	(5)
Discounting with impact on income statement	-	-	0	-	-	-	0
Utilizations without impact on income statement	(35)	-	(11)	(10)	(10)	(262)	(328)
Changes in consolidation scope, reclassifications and translation adjustments	0	-	(3)	(0)	0	-	(3)
Reclassifications to assets held for sale	-	-	(0)	(2)	-	-	(2)
Balance at December 31, 2011	17	-	38	3	23	321	402

(1) At December 31, 2011, mainly relates to:
- employee transfers under public service secondment agreement in France,
- costs related to leased properties that have become vacant,
- Works Council contributions in respect of early retirement plans.
(2) At December 31, 2011, mainly relates to the early retirement plan for TP S.A. employees for the period from 2012 to 2013.
(3) At December 31, 2011, mainly concerns costs related to vacant leased properties.
(4) At December 31, 2011, mainly relates to content publishers' operations.

Consolidated financial statements 2011

NOTE 9     INTERESTS IN ASSOCIATES

9.1

Interests in associates

The net book values of France Telecom's investments in associates are as follows:

(in millions of euros)			% interest
Company	Main activity	Main co-shareholders	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2009
Entities jointly controlled
Everything Everywhere	Telecommunications operator in the United Kingdom	Deutsche Telekom (50%)	50%	6,734	7,116	-
Mauritius Telecom and subsidiaries	Telecommunications operator in Mauritius	Government of Mauritius (33%)	40%	92	71	70
Getesa	Telecommunications operator in Equatorial Guinea	Government of Equatorial Guinea (60%)	40%	29	24	27
Mobinil and subsidiaries	Telecommunications operator in Egypt		-	-	-	535
Others				8	6	13
Entities under significant influence
Medi Telecom	Telecommunications operator in Morocco	Groupe Caisse de Dépôt et de Gestion (30%) Groupe FinanceCom (30%)	40%	671	666	-
Korek Telecom	Telecommunications operator in Iraq	Agility (24%) CS SPV (56%)	20%	169	-	-
Sonaecom	Telecommunications operator in Portugal	Sonae SGPS (53%)	20%	105	142	134
Dailymotion	Video contents on internet	Investment Funds (41%)	49%	59	-	-
Arkadin	Audio and web conference services	Neutral persons (64%)	20%	25	25	-
Orange Tunisie (1)	Telecommunications operator in Tunisia	Investec SA (51%)	49%	24	57	91
Orange Austria subgroup (2)	Telecommunications operator in Austria	Mid Europa Partners (65%)	35%	0	0	0
Cie Européenne de Téléphonie	Distributor		-	-	50	51
Others				28	19	16
				7,944	8,176	937

(1) On March 14, 2011, the Tunisian government issued a decree in council providing for confiscation of the property of 112 people close to the former government, including the Group's partner who owns Investec SA.  Furthermore, the Administrative Court of Tunis has appointed a receiver to represent Investec SA.

In addition, pursuant to a decree dated February 18, 2011, a national commission has been appointed to investigate potential violations connected with the previous government. This commission has reviewed many case files, including those relating to the three Tunisian telecom operators, and mainly the matter relating to the terms and conditions for award of the 2G/3G license to the Investec/Divona/Orange Participations consortium. It referred most of these case files to the Tunisian prosecutor, who has initiated investigations. At this stage, France Telecom is unable to predict the consequences of the investigation on the award of the license to the consortium.

(2) See Note 16.

Consolidated financial statements 2011

Changes in interests in associates are summarized in the table below:

(in millions of euros)	2011	2010	2009
Opening balance	8,176	937	754
Dividends(1)	(521)	(472)	(37)
Share of profits (losses)(excluding impairment loss)(2)	(50)	(14)	92
Impairment(3)	(47)	-	46
Translation adjustment	199	316	(19)
Change in components of other comprehensive income	(11)	30	-
Acquisitions of shares(4)	258	7,956	116
Disposals of investments(5)	(60)	(577)	(21)
Reclassifications and other items	-	-	8
Reclassification to assets held for sale	-	-	(2)
Closing balance	7,944	8,176	937

(1) This item mainly relates to dividends paid by Everything Everywhere for (494) million euros in 2011 and (369) million euros in 2010.
(2) Including, in 2011, Everything Everywhere for (60) million euros, Orange Tunisie for (31) million euros, and Mauritius Telecom and subsidiaries for 17 million euros.
(3) Relates to Sonaecom

(4) Including, in 2011, the acquisition of 20% of Korek Telecom for 177 million euros and of 49% of Dailymotion for 61 million euros. Including, in 2010, the fair value of the interest in Everything Everywhere for 7,259 million euros.

(5) Including, in 2011, (47) million euros representing the net book value of Compagnie Européenne de Téléphonie, which has been fully consolidated since July 29, 2011. Including, in 2010, (574) million euros representing the net book value of the Egyptian entities, which have been fully consolidated as from July 13, 2010.

Sensitivity of recoverable amounts of interests in associates

Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors' behavior in response to the economic environment may affect the estimate of recoverable amounts, as will unforeseen changes in the political, economic or legal systems of some countries.

In this respect, at December 31, 2011, the specific random factors in the estimate of recoverable amounts liable to affect these interests are similar to those described in Note 6.3 for the consolidated businesses.

•

For Everything Everywhere, the estimated recoverable amount is approximately the same as book value: for the Group's share, a change of plus or minus 0.50% in the post-tax discount rate  applied (8.00%) would increase or decrease the recoverable amount by 600 to 700 million euros, a change of plus or minus 0.50% in the perpetual growth rate applied (1.00%) would increase or decrease the recoverable amount by 500 to 600 million euros, and a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by approximately 700 million euros.

•

For the interest in Medi Telecom, which was acquired in December 2010, the estimated recoverable amount is approximately the same as book value: for the Group's share, a change of plus or minus 0.50% in the post-tax discount rate  applied (10.90%) would increase or decrease the recoverable amount by some 50 million euros, a change of plus or minus 0.50% in the perpetual growth rate applied (3.80%) would increase or decrease the recoverable amount by some 50 million euros, and a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by approximately 70 million euros.

Consolidated financial statements 2011

9.2

Information on the main associates

Financial aggregates

Unless otherwise indicated, the main financial aggregates for 100% of each associate as of December 31 are the following (unaudited figures except for Everything Everywhere):

in million of euros	Revenues	Net income	Total assets	Equity
2011
Everything Everywhere (1)	7,817	(120)	18,246	13,468
Medi Telecom (2)	538	12	1,229	292
Mauritius Telecom and subsidiaries	194	48	487	236
Getesa	102	26	149	73
Sonaecom (3)	650	57	1,910	1,015
Orange Austria subgroup (4)	522	(4)	744	(653)
Orange Tunisie	102	(63)	308	(4)
Korek Telecom (5)	269	(57)	1,049	(36)
2010
Everything Everywhere (1)	6,243	(99)	18,980	14,234
Medi Telecom (2)	521	35	1,208	335
Mauritius Telecom and subsidiaries	181	42	532	172
Getesa	94	27	116	59
Sonaecom	684	30	1,838	964
Orange Austria subgroup(4)	578	(9)	743	(667)
Compagnie Européenne de Téléphonie	169	(18)	168	(105)
Orange Tunisie	49	(59)	331	69
2009
Mobinil and subsidiaries	1,400	247	1,834	436
Mauritius Telecom and subsidiaries	159	33	475	175
Getesa	76	18	100	67
Sonaecom	949	6	1,920	935
Orange Austria subgroup (4)	595	(32)	759	(657)
Compagnie Européenne de Téléphonie	169	(24)	188	(87)
Orange Tunisie	8	(2)	212	137

(1) The income statement and consolidated statement of financial position are presented under segment information. The figures for 2010 are figures since April 1, the date on which the company was created.

(2) Consolidated figures under Moroccan standards.
(3) Latest figures reported for the nine months ended September 30, 20111 (9 months).

(4) Non-current financial liabilities at 100% included in the accounts of the Orange Austria subgroup amounted to 1,248 million euros in 2011, 1,275 million euros in 2010 and 1,250 million euros in 2009.

(5) Figures for the period ended December 31, 2010.

Transactions with associates

Everything Everywhere
Transactions with Everything Everywhere are shown below:

(in million of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Assets
Trade receivables	60	84	-
Advances and down payments	-	-	-
Loans	224	726	-
Impairment	-	-	-
Other current assets	4	4	-
Liabilities
Trade payables	(19)	(15)	-
Advances from partners	(140)	(285)	-
Income statement
Revenues	51	46	-
Other operating income (1)	141	118	-
Operating expenses	(37)	(35)	-
Finance cost, net	5	18	-

(1) Including 49 million euros invoiced for services and 73 million euros for brand fees.

Other associates

At December 31, 2011, the Group had granted loans to Korek Telecom and to Medi Telecom with a value of 143 million euros and 36 million euros, respectively

Consolidated financial statements 2011

NOTE 10   FINANCIAL ASSETS, LIABILITIES AND FINANCIAL RESULTS

10.1

Gains and losses related to financial assets and liabilities

	Finance costs, net						Operating income		Other comprehensive income
(in millions of euros)	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Foreign exchange gains (losses)	Other	Retained earnings
2011
Assets available for sale	-	0	0	-	(0)		-	-	(10)
Loans and receivables	-	50	50	121	37		6	(212) (3)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	75	75	(3)	-		-	-	-
Liabilities at amortized cost(1)	(1,891)	-	(1,891)	(563)	-		(29)	1	-
Financial liabilities at fair value trough profit or loss, excluding derivatives	(70)	-	(70)	(4)	-		-	-	-
Derivatives	(105)	-	(105)	428	-		81	-	(17)
Discounting expense	-	-	-	-	(108)		-	-	-
Gains (losses) of continuing activities	(2,066)	125	(1,941)	(21)	(71)	(2,033)	58	(211)	(27)
Gains (losses) of discontinued operations	-	-	-	-	-	-	-	-	-
2010
Assets available for sale	-	12	12	2	1		-	-	(16)
Loans and receivables	-	51	51	151	30		12	(200) (4)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	82	82	5	-		-	-	-
Liabilities at amortized cost(1)	(2,232)	-	(2,232)	(847)	-		(24)	(3)	-
Financial liabilities at fair value trough profit or loss, excluding derivatives	3	-	3	71	-		-	-	-
Derivatives	112	(25)	87	674	-		(21)	-	26
Discounting expense	-	-	-	-	(90)		-	-	-
Gains (losses) of continuing activities	(2,117)	120	(1,997)	56	(59)	(2,000)	(33)	(203)	10
Gains (losses) of discontinued operations(2)	(2)	-	(2)	0	1	(1)	0	(23)	(0)
2009
Assets available for sale	-	4	4	(2)	3		-	-	32
Loans and receivables	-	33	33	264	27		2	(251) (5)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	110	110	71	-		-	-	-
Liabilities at amortized cost(1)	(2,219)	-	(2,219)	(181)	-		(27)	0	-
Financial liabilities at fair value trough profit or loss, excluding derivatives	30	-	30	-	-		-	-	-
Derivatives	(43)	(18)	(61)	(194)	-		(3)	-	(173)
Discounting expense	-	-	-	-	(91)		-	-	-
Gains (losses) of continuing activities	(2,232)	129	(2,103)	(42)	(61)	(2,206)	(28)	(251)	(141)
Gains (losses) of discontinued operations(2)	(12)	-	(12)	(2)	17	3	18	(87)	(54)

(1) Including the change in fair value of hedged liabilities.
(2) Relates to assets sold in the United Kingdom.

(3) Mainly receivables written off for (343) million euros, 47 million euros from net changes in provisions for impairment of trade receivables, and various interest on receivables for 86 million euros.

(4) Mainly receivables written off for (416) million euros, 158 million euros from net changes in provisions for impairment of trade receivables, and various interest on receivables for 62 million euros.

(5) Mainly receivables written off for (419) million euros, 118 million euros from net changes in provisions for impairment of trade receivables, and various interest on receivables for 53 million euros.

Consolidated financial statements 2011

10.2

Net financial debt

Net financial debt as defined and used by France Telecom corresponds to (a) financial liabilities excluding operating payables (translated at the year-end closing rate), less (b): (i) all derivative instruments carried in assets, (ii) cash collateral paid on derivative instruments, (iii) some deposits related to financing, (iv) cash, cash equivalents and financial assets at fair value, and, since 2010 (v) the loan granted by the Group to Everything Everywhere

Derivatives qualifying as cash flow hedge and net investment hedge are set up to hedge items that are not included in net financial debt (future cash flows, net investment in foreign currencies). However, as the market value of these derivatives is included in the calculation of net financial debt, the effective portion of cash flow hedges and the effective portion of net investment hedges (c) are added to net financial debt to offset this temporary difference.

Items in the statement of financial position included in the calculation of net financial debt

	December 31, 2011		December 31, 2010		December 31, 2009
(in millions of euros)	Statement of financial position	o/w included in calculation of net financial debt	Statement of financial position	o/w included in calculation of net financial debt	Statement of financial position	o/w included in calculation of net financial debt
Non-current financial liabilities at amortized cost, excluding trade payables	33,933	33,696	31,617	31,397	30,502	30,322
Current financial liabilities at amortized cost, excluding trade payables	5,440 (1)	5,104	4,525	4,525	6,230 (2)	6,058
Total financial liabilities at amortized cost, except trade payables	39,373	38,800	36,142	35,922	36,732	36,380
Non-current financial liabilities at fair value through profit or loss	259	259	2,175	2,175	614	614
Current financial liabilities at fair value through profit or loss	2,019	2,019	366	366	73	73
Total financial liabilities at fair value through profit or loss	2,278	2,278	2,541	2,541	687	687
Non-current hedging derivatives liabilities	277	277	250	250	693	693
Current hedging derivatives liabilities	3	3	18	18	1	1
Liabilities included in the calculation of net financial debt (a)		41,358		38,731		37,761

Assets available for sale	89	0	119	0	220	87
Non-current loans and receivables	994 (1)	319	891	367	2,554 (3)	767
Current loans and receivables	1,165	355	775	734	1,093	76
Cash	1,311 (1)	1,328	1,227	1,227	894	894
Total loans and receivables, except trade receivables	3,470	2,002	2,893	2,328	4,541	1,737
Non-current financial assets at fair value through profit or loss	114	114	96	96	199	199
Current financial assets at fair value through profit or loss, excluding cash equivalents	948	948	758	758	91	91
Cash equivalents	6,733	6,733	3,201	3,201	2,911	2,911
Total financial assets at fait value through profit or loss	7,795	7,795	4,055	4,055	3,201	3,201
Non-current hedging derivatives assets	428	428	328	328	180	180
Current hedging derivatives assets	66	66	72	72	18	18
Assets included in the calculation of net financial debt (b)		10,291		6,783		5,223

Retained earnings	1,388	(177)	2,775	(108)	539	(4)
Of which effective portion of cash flow hedges	(56)	(56)	(1)	(1)	23	23
Of which effective portion of net investment hedges	(121)	(121)	(107)	(107)	(27)	(27)
Component of equity included in the calculation of net financial debt (c)		(177)		(108)		(4)

External net financial debt (a) - (b) + (c)		30,890		31,840		32,534

(1) The disposal of Orange Suisse did not produce an impact on external net financial debt. The 336 million euro liability representing France Telecom S.A.'s current account with Orange Suisse and the loan of 917 million Swiss francs (754 million euros) granted to Orange Suisse are not included in net financial debt. Orange Suisse's cash (equivalent to 17 million euros) are included in net financial debt at December 31, 2011.

(2) The 172 million euro liability representing cash generated during the second half of 2009 by assets held for sale in the United Kingdom and invested at France Telecom S.A. is not included in net financial debt.

(3) The loan for 1,250 million pounds sterling (1,407 million euros) granted to assets held for sale in the United Kingdom is not included in net financial debt at December 31, 2009.

Consolidated financial statements 2011

Analysis of net financial debt

(in millions of euros)	Note	December 31, 2011	December 31, 2010	December 31, 2009
TDIRA	10.3	1,578	1,594	1,631
Bonds, excluding TDIRA(1)	10.4	32,720	29,641	31,300
Bank and multilateral lending institutions	10.5	2,271	2,042	1,337
Finance lease liabilities		692	561	664
Securitization debt		593	582	807
Cash collateral received		314	236	-
Commercial papers		51	601	300
Bank overdrafts		188	165	96
Commitment to purchase Mobinil-ECMS shares	2 and 14.6	1,937	1,880	-
Other commitments to purchase non-controlling interests		15	8	23
Other financial liabilities		414	525	243
Derivatives (liabilities)	10.10	585	896	1,360
Liabilities included in the calculation of net financial debt (a)		41,358	38,731	37,761
Derivatives (assets)	10.10	832	598	483
Gross financial debt after derivatives		40,526	38,133	37,278
Deposits related to QTE leases and similar items (assets available for sale)		-	-	87
Cash collateral paid	10.8	317	265	758
Deposits related to securitization	10.8	-	-	73
Other deposits related to financing	10.8	133	110	11
Loan granted to Everything Everywhere	10.8	224	726	-
Other financial assets at fair value, excluding derivatives	10.9	724	656	6
Cash equivalents	10.9	6,733	3,201	2,911
Cash		1,328	1,227	894
Assets included in the calculation of net financial debt (b)		10,291	6,783	5,223
Effective portion of cash flow hedges		(56)	(1)	23
Effective portion of net investment hedges		(121)	(107)	(27)
Components of equity included in the calculation of net financial debt (c)		(177)	(108)	(4)
External net financial debt (a)-(b)+(c)		30,890	31,840	32,534

(1) Includes France Telecom S.A. Schuldschein bonds in the amount of 304 million euros in 2011, 207 million euros in 2010 and 206 million euros in 2009. In 2009 and 2010, this category of bonds was included in bank loans.

Debt maturity schedules are presented in Note 11.3.

Analysis of net financial debt by currency

The table below provides an analysis of net financial debt by currency, after hedging derivatives set up to hedge items that are included in net financial debt.

(Equivalent value in millions of euros at year-end closing rate)	EUR	GBP	PLN	EGP	CHF	USD	Others	Total
Net debt by currency before derivatives (1)	16,380	4,632	(401)	1,885	1,259	6,132	1,003	30,890
Effect of derivatives	9,744	(3,234)	750	-	(55)	(5,912)	(1,293)	-
Net financial debt by currency after derivatives	26,124	1,398	349	1,885	1,204	220	(290)	30,890

(1) Including the market value of derivatives in local currency.

Consolidated financial statements 2011

Analysis of net financial debt by entity

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
France Telecom S.A.	26,355	27,693	30,015
Commitment to purchase Mobinil-ECMS shares	1,937	1,880	-
ECMS	943	850	-
FT España	601	622	616
Securitization debt (France Telecom S.A. and Orange France S.A.)	581	572	724
TP Group	387	961	1,069
Loan granted to Everything Everywhere	(224)	(726)	-
Other	310	(12)	110
Net financial debt	30,890	31,840	32,534

10.3

TDIRA

On March 3, 2003, under the terms of the settlement agreement signed in 2002 that ended the project to develop the mobile business in Germany, France Telecom issued perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros each, reserved for members of the banking syndicate (the "Bank Tranche") and for MobilCom's suppliers (the "Supplier Tranche "). The TDIRA are listed on Euronext Paris and were approved by the Commission des Opérations de Bourse (French Securities Regulator, renamed "Autorité des Marchés Financiers") on February 24, 2003.

The TDIRA are redeemable for new France Telecom ordinary shares, at any time at the holders' request or, under certain conditions as described in the appropriate information memorandum, at France Telecom's initiative based on a ratio of 525.6213 shares to one TDIRA for the Bank Tranche (i.e. conversion price of 26.825 euros) and 423.5718 shares to one TDIRA for the Supplier Tranche (i.e. conversion price of 33.288 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders' rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRA has been 3-month Euribor +2.5%. This rate could be increased to 3-month Euribor +3.0% if France Telecom's rating were to be downgraded to BBB (by Standard & Poor's) and to Baa2 (by Moody's). The interest rate would be restored to 3-month Euribor +2.5% when France Telecom's rating moves back up above those thresholds.

France Telecom may defer payment of a coupon under the terms and conditions set out in the information memorandum.

Taking into account redemptions made since their issue, 125,616 TDIRA remained outstanding at December 31, 2011, including 111,432 for the Bank Tranche and 14,184 for the Supplier Tranche, for a nominal amount of 1,771 million euros.

The TDIRA are classified as hybrid instruments, with the following breakdown at December 31, 2011:

•

a liability component of 1,578 million euros recognized at amortized cost;

•

an equity component, before deferred taxes, of 425 million euros. This component, calculated at inception, does not vary over the lifetime of the instrument, with the exception of redemptions.

The difference between the total nominal amount of the TDIRA and the sum of the liability and equity components therefore equals the amortized cost adjustment on the liability component recognized since inception.

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Number	125,616	129,635	129,635
Equity component before deferred taxes	425	439	439
Original debt component (a)	1,346	1,389	1,389
TDIRA nominal amount	1,771	1,828	1,828
Amortized cost adjustment excluding accrued interest (b)	215	190	146
Accrued interest (c)	17	15	96
Total debt in statement of financial position (a) + (b) + (c)	1,578	1,594	1,631
Effective interest rate on the liability component	5.86%	7.07%	7.77%
Interest paid	68	140	206

Consolidated financial statements 2011

10.4

Bonds, excluding TDIRA

Bonds or new tranches issued during 2011 are shown in italics.

France Telecom S.A.

	Initial nominal amount		Outstanding amount		(in millions of euros)
Original currency	(in millions of currency units)	Maturity	Nominal interest rate (%)	December 31, 2011	December 31, 2010	December 31, 2009
Bonds matured before December 31, 2011					1,513	6,776
EUR	750	January 23, 2012	4.625	590	590	750
EUR	1,225	February 21, 2012	4.375	809	809	1,225
GBP	250	March 29, 2012	6.000	299	291	267
CHF	400	April 11, 2012	2.750	329	320	270
GBP	250	May 24, 2012	5.500	299	291	281
EUR	3,500	January 28, 2013	7.250	3,076	3,076	3,500
CHF	500	September 6, 2013	3.375	411	400	337
EUR	1,000	January 22, 2014	5.000	1,000	1,000	1,000
EUR (1)	200	April 16, 2014	5.200	200	200	200
EUR	750	May 22, 2014	5.250	750	750	750
USD	1,250	July 8, 2014	4.375	966	935	868
CHF	400	December 4, 2014	3.500	329	320	270
EUR	100	January 19, 2015	Euribor 3M + 0,62	100	100	-
EUR	100	January 29, 2015	Euribor 3M + 0,63	100	100	-
HKD	500	February 4, 2015	2.950	50	48	-
EUR	70	February 9, 2015	Euribor 3M + 0,62	70	70	-
JPY	46,100	June 29, 2015	1.230	460	424	-
JPY	6,200	June 29, 2015	JPY Libor 3M + 0,67	62	57	-
USD	750	September 16, 2015	2.125	580	561	-
EUR	1,150	October 14, 2015	3.625	1,150	1,150	1,150
GBP	750	May 12, 2016	5.000	898	871	844
CAD	200	June 23, 2016	5.500	151	150	132
USD	1,000	September 14, 2016	2.750	773	-	-
CHF	250	October 13, 2016	1.625	206	-	-
JPY	44,300	November 25, 2016	1.130	442	-	-
HKD	340	December 22, 2016	2.750	34	-	-
EUR	1,900	February 21, 2017	4.750	1,900	1,900	1,900
EUR	100	December 4, 2017	2.600	100	100	100
GBP	500	December 20, 2017	8.000	599	581	563
EUR	1,550	May 22, 2018	5.625	1,550	1,550	1,550
EUR	465	July 25, 2018	EUR HICP + 3,00 (4)	465	465	465
EUR	750	January 23, 2019	4.125	750	-	-
USD	1,250	July 8, 2019	5.375	966	935	868
EUR	25	February 10, 2020	4.200	25	25	-
EUR (2)	25	February 10, 2020	CMS 10 yr + 0.80	25	25	-
EUR	1,000	April 9, 2020	3.875	1,000	1,000	-
GBP	450	November 10, 2020	7.250	539	523	507
EUR	1,250	January 14, 2021	3.875	1,250	750	-
USD	1,000	September 14, 2021	4.125	773	-	-
EUR	255	October 13, 2021	CMS 10 yr + 0.69	255	-	-
EUR	272	December 21, 2021	TEC 10 yr + 0.50	272	-	-
EUR	500	September 16, 2022	3.375	500	500	-
HKD	700	October 6, 2023	3.230	70	-	-
HKD	410	December 22, 2023	3.550	41	-	-
GBP	350	December 5, 2025	5.250	419	407	394
EUR	75	November 30, 2026	4.125	75	-	-
GBP	500	November 20, 2028	8.125	599	581	563
USD (3)	2,500	March 1, 2031	8.500	1,902	1,842	1,709
EUR	50	December 5, 2031	4,300 (zero coupon)	50	-	-
EUR	50	December 8, 2031	4,350 (zero coupon)	50	-	-
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
GBP	500	January 23, 2034	5.625	599	581	563
GBP	500	November 22, 2050	5.375	599	291	-
Outstanding amount of bonds				31,007	27,582	29,302
Accrued interest				939	862	946
Other adjustments				(147)	(39)	(19)
TOTAL				31,799	28,405	30,229

(1) The Schuldschein bonds, which were included in bank loans in 2009 and 2010, are now included in bonds.
(2) This bond is measured at fair value through profit or loss. In 2011, a gain of 3 million euros was recognized on the remeasurement of this bond.
(3) Bond with a step-up clause (clause that triggers a change in interest payments if France Telecom's credit rating from the rating agencies changes).
(4) EUR HICP: Harmonized Index of Consumer Prices, an indicator of inflation and price stability calculated by the European Central Bank.

At December 31, 2011, France Telecom S.A. bonds were redeemable at maturity, and no specific guarantee has been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

Consolidated financial statements 2011

TP Group

				Outstanding amount (in millions of euros)
Original currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	December 31, 2011	December 31, 2010	December 31, 2009
Bonds matured before December 31, 2011					300	300
EUR	700	May 22, 2014	6.000	700	700	700
Outstanding amount of bonds				700	1,000	1,000
Accrued interest				26	32	32
Other adjustments				3	9	6
TOTAL				729	1,041	1,038

ECMS

				Outstanding amount (in millions of euros)
Original currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	December 31, 2011	December 31, 2010	December 31, 2009
Bonds matured before December 31, 2011					-	-
EGP	1,500	January 24, 2015	12.250	192	193	-
Outstanding amount of bonds				192	193	-
Accrued interest				-	-	-
Other adjustments				(3)	(4)	-
TOTAL				189	189	-

10.5

Bank loans and loans from multilateral lending institutions

The table below provides an analysis by entity of loans from banks and from multilateral lending institutions (primarily the European Investment Bank):

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
ECMS (1)	860	702	-
FT España	-	-	192
Other	444	377	341
Bank loans	1,304	1,079	533
FT España	502	502	300
TP Group	368	461	504
Other	97	-	-
Loans from multilateral lending institutions	967	963	804
TOTAL	2,271	2,042	1,337

(1) Credit line drawdowns.

Consolidated financial statements 2011

10.6

Financial liabilities at fair value through profit or loss

The table below shows a breakdown of liabilities at fair value through profit or loss:

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Bonds at fair value through profit or loss	22	25	-
Derivatives held for trading (liabilities)	304	628	664
Commitment to purchase Mobinil-ECMS shares	1,937	1,880	-
Other commitments to purchase minority interests	15	8	23
TOTAL	2,278	2,541	687

10.7

Assets available for sale

		December 31, 2011	December 31, 2010	December 31, 2009
(in millions of euros)	% interest	Fair value	Fair value	Fair value
Bull S.A.(1)	8%	28	33	30
Steria(1)	3%	6	9	10
Freenet AG (ex Mobilcom)(1)	1%	4	5	6
Investment funds(2)		33	34	37
Other companies		17	37	49
Total non-consolidated investments		88	118	132
Deposits related to QTE leases and similar items		-	-	87
Other financial assets at fair value		1	1	1
TOTAL		89	119	220

(1) Listed companies
(2) Mainly in research and development.

Changes in assets available for sale are summarized in the table below:

(in millions of euros)	2011	2010	2009
Opening balance	119	220	202
Change in fair value	(10)	(16)	32
Other movements	(20)	(85) (1)	(14)
Closing balance	89	119	220

(1) Including (80) million euros for closing the operations of QTE Leases.

Unrealized gains and losses arising from the revaluation of the assets available for sale at fair value are recorded in other comprehensive income. When a loss is significant or lasting, it is reclassified from other comprehensive income to consolidated net income for the period. The change in fair value of the assets available for sale is summarized as follows:

(in millions of euros)	2011	2010	2009
Profit (loss) recognized in other comprehensive income during the period	(4)	14	33
Reclassification in net income for the period	(6)	(30)	(1)
TOTAL	(10)	(16)	32

Reserves for assets available for sale are summarized in the table below:

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Bull S.A.	21	26	23
Steria	5	8	9
Freenet AG (ex Mobilcom)	4	4	4
Other companies	2	4	22
TOTAL	32	42	58
of which share attributable to owners of the parent company	32	42	58
of which share attributable to non-controlling interests	-	-	-

Consolidated financial statements 2011

10.8

Loans and other receivables

	December 31, 2011			December 31, 2010	December 31, 2009
(in millions of euros)	Cost	Depreciation	Net	Net	Net
Cash collateral paid (1)	317	-	317	265	758
Deposits related to securitization (1)	-	-	-	-	73
Other deposits paid in connection with financing (1)	133	-	133	110	11
Loan granted to Everything Everywhere (1) (2)	224	-	224	726	1,407
Deposit related to General Court of the European Union's dispute (3)	-	-	-	-	964
Receivables related to investments (4)	999	(20)	979	115	44
Other (5)	511	(5)	506	450	390
TOTAL	2,184	(25)	2,159	1,666	3,647

(1) Items included in net financial debt (see Note 10.2).

(2) At December 31, 2009, this amount represented the gross financial debt of assets held for sale. Out of this loan amount, 625 million pounds sterling were reimbursed on April 1, 2010 and 437 million pounds sterling were reimbursed on November 30, 2011.

(3) See Note 15.1.
(4) At December 31, 2011, this amount included the loan granted to Orange Suisse in a nominal amount of 917 million Swiss francs.
(5) Mainly comprises security deposits and various loans.

The table below provides an analysis of the change in provision for loans and other receivables:

(in millions of euros)	2011	2010	2009
Opening balance	(60)	(58)	(140)
Change in provision for depreciation	0	(2)	85
Translation adjustment	(0)	(0)	(0)
Impact of changes in the scope of consolidation	35	-	-
Reclassifications and other items	0	(0)	(3)
Reclassification to assets held for sale	-	-	-
Closing balance	(25)	(60)	(58)

10.9

Financial assets at fair value through profit or loss

The table below shows a breakdown of financial assets at fair value through profit or loss:

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Derivatives held for trading (assets)	338	198	284
Investments at fair value	724	656	6
Other financial assets at fair value through profit or loss	1,062	854	290
Cash equivalents	6,733	3,201	2,911
TOTAL	7,795	4,055	3,201

Apart from derivative assets, which are classified by nature as financial assets at fair value through profit or loss, the other financial assets are included in this category, as they are short-term investments whose management and performance are evaluated on the basis of fair value.

Consolidated financial statements 2011

10.10

Derivative instruments

Items in the statement of financial position included in the derivatives portfolio

	December 31, 2011		December 31, 2010		December 31, 2009
(in millions of euros)	Statement of financial position	o/w derivatives	Statement of financial position	o/w derivatives	Statement of financial position	o/w derivatives
Non-current financial liabilities at fair value through profit or loss	(259)	(238)	(2,176)	(272)	(614)	(614)
Non-current hedging derivatives liabilities	(277)	(277)	(250)	(250)	(693)	(693)
Current financial liabilities at fair value through profit or loss	(2,019)	(67)	(366)	(356)	(73)	(51)
Current hedging derivatives liabilities	(3)	(3)	(18)	(18)	(1)	(1)
Liabilities included in the derivatives portfolio		(585)		(896)		(1,359)
Non-current assets at fair value through profit or loss	114	114	96	96	199	199
Non-current hedging derivatives assets	428	428	328	328	180	180
Current financial asset at fair value through profit or loss, excluding cash equivalents	948	224	758	102	91	85
Current hedging derivatives assets	66	66	72	72	18	18
Assets included in the derivatives portfolio		832		598		482
Net derivatives		247		(298)		(877)

Analysis of market value of derivatives

	December 31, 2011	December 31, 2010	December 31, 2009
(in millions of euros)	Net	Net	Net
Cash flow hedge derivatives	318	151	(90)
Fair value hedge derivatives	36	103	(381)
Net investment hedge derivatives	(140)	(122)	(25)
Hedging derivatives	214	132	(496)
Derivatives held for trading	33	(430)	(381)
Net derivatives	247	(298)	(877)
of which foreign exchange impact	538	(161)	(946)
of which interest rate impact	(291)	(137)	67

10.11

Cash flow hedges

To hedge the exposure of some of their financial cash flows to interest rate and foreign currency risk, the following entities of the France Telecom Group have set up risk hedging policies:

Consolidated financial statements 2011

ENTITY	Functional currency	Nominal amount hedged (in millions of currency units)	Currency of hedged item	Maturity date of hedging instrument	Hedging instrument	Hedged risk
France Telecom S.A.	EUR	105	USD	March 1, 2012	Forward purchases	Interest rate
France Telecom S.A.	EUR	8	USD	March 16, 2012	Forward purchases	Interest rate
France Telecom S.A.	EUR	250	GBP	May 24, 2012	Cross-currency interest rate swaps	Currency and interest rate
TP Group	PLN	6	EUR	June 15, 2012	Cross-currency swaps	Currency
TP Group	PLN	26	PLN	June 15, 2012	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	105	USD	September 4, 2012	Forward purchases	Interest rate
France Telecom S.A.	EUR	8	USD	September 17, 2012	Forward purchases	Interest rate
TP Group	PLN	283	EUR	May 22, 2014	Cross-currency interest rate swaps	Currency and interest rate
TP Group	PLN	33	EUR	May 22, 2014	Interest rate swaps	Interest rate
TP Group	PLN	1,250	PLN	May 22, 2014	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	400	CHF	December 4, 2014	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	100	EUR	January 19, 2015	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	100	EUR	January 29, 2015	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	500	HKD	February 4, 2015	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	70	EUR	February 9, 2015	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	52,300	JPY	June 26, 2015	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	300	EUR	June 20, 2016	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	200	CAD	June 23, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	1,000	USD	September 14, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	250	CHF	October 13, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	44,300	JPY	November 25, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	340	HKD	December 22, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	350	EUR	July 25, 2018	Interest rate swaps	Interest rate (HICP inflation index)
France Telecom S.A.	EUR	300	EUR	January 25, 2019	Interest rate swaps	Interest rate
FT ImmoH / France Telecom S.A.	EUR	93	EUR	June 30, 2020	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	200	USD	July 31, 2020	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	200	GBP	November 10, 2020	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	1,000	USD	September 14, 2021	Cross-currency interest rate swaps	Currency and interest rate
FT ImmoH / France Telecom S.A.	EUR	130	EUR	September 28, 2021	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	255	EUR	October 13, 2021	Interest rate swaps	Interest rate (CMS)
FT ImmoH / France Telecom S.A.	EUR	124	EUR	December 20, 2022	Interest rate swaps	Interest rate
FT ImmoH / France Telecom S.A.	EUR	39	EUR	January 30, 2023	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	700	HKD	October 6, 2023	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	410	HKD	December 22, 2023	Cross-currency interest rate swaps	Currency and interest rate
FT ImmoH / France Telecom S.A.	EUR	77	EUR	January 31, 2024	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	150	GBP	December 5, 2025	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	500	GBP	November 20, 2028	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	50	GBP	January 23, 2034	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	500	GBP	November 22, 2050	Cross-currency interest rate swaps	Currency and interest rate

Consolidated financial statements 2011

For each hedging relationship, the hedged item affects profit or loss:

•

each year on interest payment dates;

•

each year on recognition of unrealized foreign exchange gains or losses upon remeasurement of the nominal amount up to the maturity date of the hedging instrument.

In order to hedge the exposure of some of their operating cash flows (purchase or sale) in foreign currencies, the following entities of the France Telecom Group have set up risk hedging policies. The main hedges are shown in the table below:

ENTITY	Functional currency	Nominal amount hedged (in millions of currency units)	Currency of hedged item	Maturity date of hedging instrument	Hedging instrument	Hedged risk
France Telecom S.A.	EUR	27	USD	2012	Forward purchases	Payment for ACE cable in US dollars
France Telecom S.A.	EUR	301	CHF	2012	Forward sales	Sale of Orange Suisse
FT Marine	EUR	24	USD	2012	Forward purchases	Sales in US dollars
TP Group	PLN	20	EUR	2012	Forward purchases	Purchases in euros
GlobeCast France	EUR	64	USD	2012-2021	Forward purchases	Purchase and sales in US dollarst
TP Group	PLN	27	EUR	2022	Cross-currency swaps	Payment for UMTS license in euros

For each hedging relationship, the hedged item will affect profit or loss in each year until the maturity date of the hedging instrument.

The change in the cash flow hedge reserve is analyzed as follows:

(in millions of euros)	2011	2010	2009
Gain (loss) recognized in other comprehensive income during the period(1)	28	132	(165)
Reclassification in net income for the period	(28)	(28)	(14)
Reclassification in operating income for the period	2	5	(1)
Reclassification in initial carrying amount of hedged item	(5)	(3)	7
TOTAL	(3)	106	(173)

(1) Mainly includes interest rate impact on cross-currency interest rate swaps (see Note 10.14).

Furthermore, the foreign exchange impact of derivatives used to hedge foreign-currency denominated bond issues generated an unrealized foreign exchange gain of 194 million euros which is recognized directly in profit or loss, thereby offsetting exposure arising from the remeasurement of these bonds at the closing exchange rate in the statement of financial position.

The ineffective portion of cash flow hedges recognized in finance costs amounted to (5) million euros in 2011 versus 0 in 2010 and (3) million euros in 2009.

10.12

Fair value hedges

The main purpose of the France Telecom Group's fair value hedges is to switch its fixed-rate debt into variable rate debt and, for certain hedges, to convert foreign currency issues into euro issues.

The main hedges are shown in the table below.

ENTITY	Functional currency	Nominal amount hedged	Currency of hedged item	Maturity date of hedging instrument	Hedging instrument	Hedged risk
		(in millions of currency units)
France Telecom S.A.	EUR	400	CHF	April 11, 2012	Interest rate swaps	Interest rate
TP Group	PLN	220	EUR	May 22, 2014	Cross-currency interest rate swaps and interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	115	EUR	July 25, 2018	Interest rate swaps	Interest rate (HICP inflation index)

Consolidated financial statements 2011

Fair value hedges affects profit or loss as follows:

(in millions of euros)	2011	2010	2009
Gain (loss) recognized on hedging instruments	(4)	(32)	23
Change in accrued interest	(30)	(48)	69
Gain (loss) recognized on hedging instruments (excluding accrued interest)	26	16	(46)
Gain (loss) recognized on hedged items	(24)	(2)	59
Ineffectiveness (finance costs, net)	2	14	13

In 2011 and 2010, some fair value hedging relationships were discontinued following cancellation of the hedging instruments. The fair value of the underlying debt at the hedge accounting termination date is amortized through profit or loss over the remaining term of the initial hedging relationship using an effective interest rate recalculated as of that date.

10.13

Net investment hedges

Since 2008, the France Telecom Group has set up derivative financial instruments to hedge its foreign exchange risk on its net investment in Switzerland. These are cross-currency interest rate swaps for which the foreign exchange component qualified as a net investment hedge.

The associated reserves of (121) million euros at December 31, 2011 will be reclassified in the gain on disposal of Orange Suisse, as will the associated cumulative translation adjustment since January 1, 2004 (date of first-time application of IFRS), which amounted to 160 million euros at end-December 2011 (see Note 13.5).

At December 31, 2011, the hedged nominal amount totaled 633 million Swiss francs for net assets in Swiss francs amounting to 962 million euros excluding net debt (see Note 11.2).

The change in the net investment hedge reserve is analyzed as follows:

(in millions of euros)	2011	2010	2009
Gain (loss) recognized in other comprehensive income during the period	(14)	(80)	(0)
Reclassification in net income during the period	-	-	-
TOTAL	(14)	(80)	(0)

The ineffective portion of net investment hedges recognized in finance costs amounted to (4) million in 2011 versus 17 million euros in 2010 and 5 million euros in 2009.

10.14

Hedging instruments reserves

In accordance with cash flow and net investment hedge accounting, the portion of gain or loss realized on the hedging instrument that is deemed to be effective is recognized in other comprehensive income in hedging instruments reserves.

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Effective component of cash flow hedges	(20)	1	(76)
Reserve to be amortized for discontinued hedges (1)	581	547	516
Effective component of net investment hedges	(121)	(107)	(27)
Contribution of France Telecom S.A.	440	441	413
Contribution of other entities	(18)	(2)	(0)
TOTAL	422	439	413
of which share attributable to owners of the parent company	422	440	412
of which share attributable to non-controlling interests	(0)	(1)	1

(1) Mainly includes interest rate impact on cross-currency interest rate swaps.

Consolidated financial statements 2011

NOTE 11   INFORMATION ON MARKET RISK AND FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

It is noted that the Group uses financial performance indicators that are not specifically defined by IFRS, such as EBITDA (see Note 18.1) and net financial debt (see Note 10.2).

Market risks are monitored by France Telecom's Treasury and Financing Committee, which reports to the Group Management Committee. The committee is chaired by the Group's Deputy Chief Executive Officer and Executive Director for Finance and Information Systems and meets on a quarterly basis.

It sets the guidelines for managing the Group's debt, especially in respect of its liquidity, interest rate, foreign exchange rate and counterparty risks exposure in the months to come, and reviews past management (realized transactions, financial results).

11.1

Interest rate risk management

France Telecom seeks to manage its fixed-rate / variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

Management of fixed-rate / variable-rate debt

Taking these instruments into account, the fixed-rate component of the Group's net debt rose significantly, owing to the increase in invested assets, which are mainly at variable rates. At December 31, 2011, it amounted to 113%, compared with 98% at December 31, 2010 and 81% at December 31, 2009. The fixed-rate component of gross debt was 91% at 31 December 2011.

Sensitivity analysis of the Group's position to changes in interest rates

The sensitivity of the Group's financial assets and liabilities to interest rate risk is analyzed only for components of net financial debt. Only these components are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expense

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in a decrease of 101 million euros in financial expense and a 1% fall in interest rates would result in an increase of 120 million euros, mainly because of the net position of derivatives that do not qualify for hedge accounting.

Sensitivity of financial debt

A 1% rise in interest rates would lead to a reduction in the market value of net financial debt after derivatives of approximately 1.80 billion euros, which represents 5.39% of its market value. A 1% fall in interest rates would lead to an increase of approximately 1.75 billion euros (5.24% of its market value).

Sensitivity of cash flow hedge reserves

A 1% rise in interest rates would reduce the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 29 million euros. A 1% fall in interest rates would lead to an increase in their market value and in the cash flow hedge reserves of approximately 35 million euros.

11.2

Foreign exchange risk management

Operational foreign exchange risk

The Group's foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to some of their operating cash flows (equipment or network capacity purchases, purchases from suppliers or sales to customers, purchases from or sales to international operators).

To cover their exposure to these foreign exchange risks, the subsidiaries of the France Telecom Group have set up hedging policies whenever possible (see Note 10.11).

Consolidated financial statements 2011

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

•

Dividends paid to the parent company: in general, the Group's policy is to economically hedge this risk as from the date of the relevant subsidiary's shareholders' meeting;

•

Financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

•

Group financing: most of the Group's debt (85%) is denominated in euros. From time to time, France Telecom S.A. issues bonds in markets other than euro market (primarily the US dollar, pound sterling, Canadian dollar, Swiss franc and yen markets). If France Telecom S.A. does not have assets to hedge these currencies, in most cases, the issues are translated into euros through cross-currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

The following table provides details of the exposure to foreign exchange rate fluctuations of the net financial debt in foreign currencies of the entities with the highest exposure to foreign exchange risks, including internal transactions that generate a net gain or loss recognized in the consolidated statements of income. It also shows the sensitivity of these entities to a 10% change in the foreign exchange rates of the currencies to which they are exposed.

	Exposure in currency units							Sensitivity to a change in euro or zloty exchange rate vs. other currencies (in millions of euros)
(in millions of currency units)	EUR	GBP	PLN	EGP	CHF	USD	Total translated	10% gain in euro or zloty	10% loss in euro or zloty
France Telecom S.A.	-	(355)	89	-	(64)	(45)	(493)	45	(55)
TP Group	-	-	-	-	-	(3)	(2)	0	(0)
Commitment to purchase Mobinil-ECMS shares	-	-	-	(6,747)	-	-	(864)	79	(96)
TOTAL (currencies)	-	(355)	89	(6,747)	(64)	(48)	(1,359)	-	-
TOTAL (euros)	-	(425)	20	(864)	(53)	(37)	(1,359)	-	-

Translation risk

•

In the statement of financial position

Due to its international presence, France Telecom Group's statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries' assets denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the Swiss franc and the US dollar.

To hedge its largest foreign asset exposures, France Telecom has issued debt in the relevant currencies.

	Contribution to consolidated net assets								Sensitivity to a change in the euro vs. other currencies
(in million of euros)	EUR	GBP	PLN	EGP	CHF	USD	Other currencies	Total	10% gain in euro	10% loss in euro
Assets excluding net debt by currency( (1)	42,399	7,274	3,493	2,272	962	434	3,648	60,482	(1,644)	2,009
Net debt by currency(2)	26,124	1,398	349	1,885	1,204	220	(290)	30,890	(433)	530
Net assets by currency(3)	16,275	5,876	3,144	387	(242)	214	3,938	29,592	(1,211)	1,480

(1) Net assets excluding net debt by currency do not include components of net financial debt.
(2) See Note 10.2.
(3) The share of net assets attributable to owners of the parent company in zlotys amounts to 1,578 million euros.

To limit the translation risk on the statement of financial position while taking advantage of attractive financing rates, in 2008, France Telecom secured 633 million Swiss francs of net investment hedges in Swiss francs.

•

In the income statement

Due to its international presence, the France Telecom Group is exposed to risk arising from changes in average exchange rates in the conversion of statements of income denominated in foreign currencies of its foreign subsidiaries.

	Contribution to consolidated income statement								Sensitivity to a change in the euro vs. other currencies
(in millions of euros)	EUR	GBP	PLN	EGP	CHF	USD	Other currenc-ies	Total	10% gain in euro	10% loss in euro
Revenues	34,871	193	3,586	1,231	1,168	860	3,368	45,277	(946)	1,156
Reported EBITDA	12,075	(83)	1,355	387	320	191	884	15,129	(278)	339
Operating income	7,476	481	272	(478)	156	134	63	8,104	(57)	70

France Telecom set up euro-zloty and euro-pound sterling economic hedges at the Group level in 2011 to reduce the foreign exchange risk related to the translation of dividends from Poland and from the United Kingdom.

In addition, foreign currency debt generates interest that provides a partial "natural" hedge of the subsidiaries' operating cash flow in foreign currencies.

Consolidated financial statements 2011

11.3

Liquidity risk management

The France Telecom Group's policy is that it must be able to meet its upcoming loan repayments from available cash and existing credit lines, without recourse to additional financing, for at least the next 12 months.

Diversified sources of funding

France Telecom has diversified sources of funding:

•

issues in the short-term securities markets under the commercial paper program;

•

regular issues in the bond markets under the EMTN program;

•

in January 2011, France Telecom entered into an agreement with 28 international banks for a 6 billion euro 5-year syndicated credit facility to refinance the previous facility. The margin on this syndicated credit facility is subject to change if the Group's credit rating is upgraded or downgraded. In December 2011, the maturity of the syndicated credit facility was extended by a period of one year by 28 of the 29 banks in the banking pool as of that date, i.e. an amount of 5,730 million euros maturing in January 2017 and 270 million euros maturing in January 2016, in accordance with the initial schedule.

In 2011, the France Telecom Group continued to diversify its sources of funding to refinance its future bond redemptions. France Telecom S.A. issued 4.48 billion euros in bonds, with 1.95 billion euros issued on the euro market; the remainder was issued in US dollars, pounds sterling, Japanese yen, Swiss francs and Hong Kong dollars. These amounts include the issuance of a new 580 million euro bond maturing in 2019 to replace an existing 500 million euro structured bond maturing in 2022.

Liquidity of investments

France Telecom invests its cash surplus in negotiable debt securities, mutual funds (OPCVM) and term deposits. As liquidity is the main priority for these short-term investments, most of them are invested for the short term.

Smoothing debt maturities

Debt maturities are spread consistently over the coming years, as evidenced by the average maturity of net debt excluding TDIRAs, which was 9 years at the end of 2011 (8.5 years at the end of 2010 and 7.5 years at the end of 2009).

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

•

amounts in foreign currencies are translated at the year-end closing rate;

•

future variable-rate interest is based on the last fixed coupon, except if a better estimate is available;

•

TDIRA being bonds reedemable for shares that are perpetual, their redemption is assumed to be undetermined. In addition, from January 1, 2010, interest payable on the bonds switched to a variable rate over an undetermined period of time (see Note 10.3). Accordingly, interest from that date other than for the first period is no longer included, as including interest payments for the other periods would not provide relevant information;

•

the maturity dates of revolving credit facilities are the contractual maturity dates.

Consolidated financial statements 2011

			H1 2012			H2 2012
(in millions of euros)	Note	December 31, 2011	Nominal amounts	Accrued interest(2)	Future interest(2)	Nominal amounts	Accrued interest(2)	Future interest(2)
TDIRA	10	1,578	-	17	-	-	-	-
Bonds, excluding TDIRA	10	32,720	2,227	916	199	1	49	489
Bank and multiateral agencies loans	10	2,271	248	28	74	369	-	105
Finance lease liabilities	10	692	168	-	5	35	-	5
Securitization debt	3.3 and 10	593	-	-	5	-	-	5
Cash collateral received	10	314	314	-	-	-	-	-
Commercial paper	10	51	51	-	-	-	-	-
Bank overdrafts	10	188	188	-	-	-	-	-
Commitment to purchase Mobinil-ECMS shares	10	1,937	-	-	-	1,937	-	-
Other commitments to purchase non-controlling interests	10	15	15	-	-	-	-	-
Other financial liabilities	10	414	194	9	3	21	-	2
Derivatives (liabilities)	10	585	76	-	23	1	-	(20)
Derivatives (assets)	10	(832)	(258)	-	(15)	(4)	-	28
Gross financial debt after derivatives		40,526	3,223	970	294	2,360	49	614
Deposits received from customers		240	240	-	-	-	-	-
Trade payables	4.4	8,531	7,599	17	2	525	4	8
Total financial liabilities (including derivatives assets)		49,297	11,062	987	296	2,885	53	622

(1) The amounts shown in this column are used for items not recognized at fair value, to reconcile the breakdown of the nominal amounts, of accrued interest and the balance in the statement of financial position.

(2) The sum of accrued interest and future interest equals the amount of coupons to be paid.

At December 31, 2011, the liquidity position of France Telecom appeared to be sufficient to cover 2012 obligations linked to the net financial debt, independently of cash flow to be generated in 2012:

	Note	December 31, 2011
Bank overdrafts	10.2	(188)
Cash		1,311
Cash equivalents	10.9	6,733
Other financial assets at fair value, excluding derivatives	10.9	724
Available undrawn amount of credit facilities		7,504
Liquidity position		16,084

At December 31, 2011, the France Telecom Group had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. The main contributors to available credit facilities are shown in the table below:

(in millions of euros)	December 31, 2011
France Telecom S.A.	6,305
TP Group	849
FT España	96
ECMS	86
Other	168
Available undrawn amount of credit facilities	7,504

Most of the Group's bank lines of credit bear interest at floating rates.

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 11.4.

Consolidated financial statements 2011

2013		2014		2015		2016		2017 and beyond		Undated
Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Non-cash items (1)
-	-	-	-	-	-	-	-	-	-	1,771	(210)
3,487	1,558	3,945	1,322	2,764	1,099	2,504	1,034	16,968	8,696	-	(141)
517	87	311	62	136	34	411	23	279	17		(28)
49	10	78	9	21	9	24	8	318	24	-	(1)
-	-	343	-	-	-	250	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	(0)
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
17	4	45	3	64	3	19	2	41	6	-	4
0	3	4	23	-	-	0	-	125	-	-	-
(1)	13	(169)	(15)	(56)	-	(96)	-	(140)	-	-	-
4,069	1,675	4,557	1,404	2,929	1,145	3,112	1,067	17,591	8,743	1,771	-
-	-	-	-	-	-	-	-	-	-	-	-
48	10	46	11	33	11	33	12	153	76	-	73
4,117	1,685	4,603	1,415	2,962	1,156	3,145	1,079	17,744	8,819	1,771	-

France Telecom's debt ratings

France Telecom's debt rating is an additional performance indicator used to assess the Group's financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity (see Note 11.3). In addition, a change in France Telecom's debt rating will, for certain outstanding financings, trigger step-up clauses affecting the interest paid to investors or result in the acceleration or the modification of the repayment schedule of the loan.

One bond (see Note 10.4) with an outstanding amount of 1.9 billion euros at December 31, 2011 is subject to step-up clauses.

In addition, the 6 billion euro syndicated credit facility signed on January 27, 2011 (see Note 11.3), with an initial margin of 0.40% per year, is subject to change if France Telecom’s credit rating is upgraded or downgraded.

Moreover, the interest rate applied to the TDIRA is also subject to change if France Telecom's credit ratings are downgraded (see Note 10.3).

Lastly, France Telecom S.A.’s trade receivables securitization programs contain provisions for accelerated repayment or modification of the repayment schedule in the event that France Telecom’s long-term debt rating is downgraded to BB- by Standard & Poor’s or to Ba3 by Moody’s (see Note 11.4).

France Telecom's debt ratings at December 31, 2011 are as follows:

	Standard & Poor's	Moody's	Fitch Ratings
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

As France Telecom’s long-term ratings did not change in 2011, the step-up clauses were not triggered.

11.4

Management of covenants

Commitments with regard to financial ratios

France Telecom S.A. does not have any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

In respect of the bank financing and guarantee contracts signed in 2010 and 2011, the TP group must comply with the following covenant:

•

a net debt to EBITDA ratio equal to or less than 3.5 (net debt and EBITDA as defined in the contracts with the banks).

In respect of its 2005, 2007, 2008, 2009 and 2011 bank financing contracts, ECMS must comply with the following covenant:

•

a net senior debt to EBITDA ratio equal to or less than 3.00 (net senior debt and EBITDA as defined in the contracts with the banks).

At December 31, 2011, these ratios were fully compliant.

Consolidated financial statements 2011

Commitments with regard to structured financing contracts

Several repayment scenarios are possible for the Group's trade receivables securitization programs, namely:

•

Standard repayment on the contractual maturity date of the programs;

•

Accelerated repayment or modification of the repayment schedule, notably in the event that France Telecom's long-term rating is downgraded to BB- from Standard & Poor's or Ba3 from Moody's or if one of the relevant agencies ceases to publish its rating. In the case of accelerated or adjusted payment, the securitization conducts cease to participate in financing new receivables, and cash received on receivables previously sold is used to repay holders of beneficial interest progressively.

Commitments related to instances of default or material adverse changes

Most of France Telecom's financing agreements, including in particular the 6 billion euros syndicated credit facility set up on January 27, 2011, as well as bonds, are not subject to cross default or prepayment arrangements in the event of a material adverse change. Events of defaults in accelerated repayment clauses do not automatically lead to immediate repayment of other contracts.

11.5

Credit risk and counterparty risk management

Financial instruments that could potentially expose France Telecom to concentrations of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

France Telecom considers that it has limited exposure to concentrations of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net book value. An analysis of net trade receivables past due is provided in Note 3.3 for loans and other receivables, amounts past due but not depreciated are not material.

France Telecom is exposed to bank counterparty risk through its cash investments and derivatives. The Group's policy is to work with financial institutions and industrial groups with a long-term rating of A-/A3 or above.

•

Limits are based on each financial institution's rating and equity, as well as on periodic analyses carried out by the Treasury Department. The maximum commitment is then determined (i) for investments, based on maximum limits, and (ii) for derivatives, based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved;

•

These limits are adjusted periodically to reflect the risk. Limits are monitored and reported daily to the Group treasurer and head of dealing room;

•

Counterparties' ratings are monitored;

•

Some investments by subsidiaries are with counterparties with a lower rating; in such cases, the rating is essentially the highest available in the country concerned;

•

For derivatives, France Telecom also has cash collateral agreements with the main bank counterparties to which it has the highest exposures. These agreements may result in weekly or monthly amounts payable (collateral paid) or receivable (collateral received), representing the mark-to-market impact of all derivative instruments set up with these counterparties. Consequently, the amount of cash collateral varies as the value of these operations changes in line with interest and exchange rates, and the thresholds set in the contracts. For France Telecom S.A., the net amount of cash collateral paid amounted to 3 million euros at December 31, 2011 compared with 29 million euros at December 31, 2010 and 758 million euros at December 31, 2009 (see Note 10.2). The difference between 2010 and 2011 was due to a volume effect following changes in the portfolio, and to the increase in the number of counterparties with which the company entered into a cash collateral agreement, together with the reduction in thresholds set in the contracts. It is also due to the change in the currency effect on derivatives following the appreciation of certain currencies against the euro.

11.6

Equity market risk

At December 31, 2011, France Telecom S.A. had no options to purchase its own shares; it held 15,456,045 treasury shares (see Note 13.2) and had made forward purchases of 4,050,532 shares. Moreover, the Group's exposure to market risk on shares of listed companies included in assets available for sale was not material and mutual funds investments (OPCVM) do not contain any equity component. The France Telecom Group is exposed to equity risk through certain retirement plan assets (see Note 8.2).

Lastly, the representation of France Telecom's assets on the statement of financial position may be affected by the market value of its subsidiaries' shares, which is one of the measurement variables used in impairment testing.

Consolidated financial statements 2011

11.7

Capital management

France Telecom manages its equity as part of a balanced financial policy, aiming both to ensure flexible access to the capital markets, including for the purpose of investing in projects that will generate growth, and to provide a return to shareholders.

In this context, the Group has set as a target a ratio of a net financial debt to restated EBITDA around 2.0 in the medium term.

As regards to dividends, the available amount to provide return to shareholders is calculated on the basis of total net income and retained earnings, under French GAAP, of the entity France Telecom S.A., the parent company.

11.8

Other information on the fair value of financial assets and liabilities

The main methods and assumptions used to estimate the fair value of financial instruments are described below.

Assets available for sale

The market value of non-consolidated investment securities in quoted companies and listed marketable securities is based on quoted prices at year-end.

Unlisted securities are measured using available information such as transaction value, discounted future cash flows and comparable multiples.

The market value of investments in listed companies held for more than one year is their quoted price at the end of the accounting period.

Loans and receivables

For cash and cash equivalents, trade receivables and various deposits, France Telecom considers their carrying amount to be the best estimate of market value, due to the high liquidity of these instruments.

Financial assets at fair value through profit or loss

For very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, France Telecom considers that the nominal value of the investment and the related accrued interest, to be the best estimation for market value.

The market value of mutual funds (OPCVM) is the latest settlement value.

Financial liabilities at amortized cost

For trade payables and deposits received from customers, France Telecom considers the carrying value to be the best estimation for market value, due to the high liquidity of these instruments.

The market value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by France Telecom at the end of the period.

The market value of financial liabilities is determined using:

•

quoted price, for certain listed bonds;

•

for other instruments, the present value of estimated future cash flows, discounted using rates observed by France Telecom at the end of the period. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

Financial liabilities at fair value through profit or loss

The market value of firm or contingent commitments to purchase non-controlling interests is measured in accordance with the clauses of the contracts.

In one specific case, the market value of the commitment to purchase the Mobinil-ECMS shares is the price in Egyptian pounds of the put option granted to Orascom Telecom as stipulated in the agreements, multiplied by the number of shares held by the minority shareholders of Mobinil and ECMS, after applying an EUR/EGP exchange rate of 7.53 to Orascom Telecom’s share.

Consolidated financial statements 2011

Derivative instruments

The market value of derivative financial instruments is determined using the present value of estimated future cash flows, discounted using interest rates observed by France Telecom at the end of the period. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The market value of financial assets and liabilities measured at fair value in the statement of financial position shown in the table below has been ranked based on the three hierarchy levels defined by IFRS 7:

•

Level 1: quoted price in active markets;

•

Level 2: inputs observable directly or indirectly;

•

Level 3: inputs not based on observable market data.

		December 31, 2011
(in millions of euros)	Note	Book value	Estimated fair value	Level 1	Level 2	Level 3
Assets available for sale	10	89	89	41	-	48
Listed investment securities		40	40	40	-	-
Unlisted investment securities		48	48	-	-	48
Other		1	1	1	-	-
Loans and receivables	3 and 10	8,375	8,371	123	3,343	4,905
Trade receivables		4,905	4,905	-	-	4,905
Cash		1,311	1,311	-	1,311	-
Deposits and various items		450	446	123	323	-
Other		1,709	1,709	-	1,709	-
Assets at fair value through profit or loss, excluding derivatives	10	7,457	7,457	2,079	5,378	-
Cash equivalents		6,733	6,733	1,939	4,794	-
Other		724	724	140	584	-
Financial liabilities at amortized cost	10	47,904	51,306	11,987	39,319	-
Financial liabilities		39,135	42,506	11,987	30,519	-
Trade payables		8,531	8,562	-	8,562	-
Other		238	238	-	238	-
Financial liabilities at fair value through profit or loss, excluding derivatives	10	1,974	1,974	-	1,959	15
Bonds at fair value		22	22	-	22	-
Commitment to purchase Mobinil-ECMS shares		1,937	1,937	-	1,937	-
Other commitments to purchase non-controlling interests		15	15	-	-	15
Net derivatives	10	(247)	(247)	-	(247)	-

The market value of the net financial debt carried by France Telecom was 34,265 million euros at December 31, 2011, for a carrying amount of 30,890 million euros.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Assets available for sale	Assets at fair value through profit or loss, excluding derivatives	Financial liabilities at fair value through profit or loss, excluding derivatives	Net derivatives
Level 3 fair values at December 31, 2010	67	-	8	-
Gains (losses) taken to profit or loss	(14)	-	13	-
Gains (losses) taken to other comprehensive income	(1)	-	-	-
Impact of changes in the scope of consolidation	(4)	-	(6)	-
Transfer to one level to another	-	-	-	-
Level 3 fair values at December 31, 2011	48	-	15	-

Consolidated financial statements 2011

		December 31, 2010
(in millions of euros)	Note	Book value	Estimated fair value	Level 1	Level 2	Level 3
Assets available for sale	10	119	119	52	-	67
Listed investment securities		51	51	51	-	-
Unlisted investment securities		67	67	-	-	67
Other		1	1	1	-	-
Loans and receivables	3 and 10	8,489	8,491	102	2,793	5,596
Trade receivables		5,596	5,596	-	-	5,596
Cash		1,227	1,227	-	1,227	-
Deposits and various items		374	376	102	274	-
Other		1,292	1,292	-	1,292	-
Assets at fair value through profit or loss, excluding derivatives	10	3,857	3,857	2,157	1,700	-
Cash equivalents		3,201	3,201	2,155	1,046	-
Other		656	656	2	654	-
Financial liabilities at amortized cost	10	44,881	47,928	5,120	42,808	-
Financial liabilities		35,921	38,946	5,120	33,826	-
Trade payables		8,740	8,762	-	8,762	-
Other		220	220	-	220	-
Financial liabilities at fair value through profit or loss, excluding derivatives	10	1,913	1,913	-	1,905	8
Bonds at fair value		25	25	-	25	-
Commitment to purchase Mobinil-ECMS shares		1,880	1,880	-	1,880	-
Other commitments to purchase non-controlling interests		8	8	-	-	8
Net derivatives	10	298	298	-	298	-

The market value of the net financial debt carried by France Telecom was 34,865 million euros at December 31, 2010, for a carrying amount of 31,840 million euros.

		December 31, 2009
(in millions of euros)	Note	Book value	Estimated fair value	Level 1	Level 2	Level 3
Assets available for sale	10	220	220	107	-	113
Listed investment securities		46	46	46	-	-
Unlisted investment securities		86	86	-	-	86
Other		88	88	61	-	27
Loans and receivables	3 and 10	9,992	9,992	-	4,541	5,451
Trade receivables		5,451	5,451	-	-	5,451
Cash		894	894	-	894	-
Deposits and various items		1,806	1,806	-	1,806	-
Other		1,841	1,841	-	1,841	-
Assets at fair value through profit or loss, excluding derivatives	10	2,917	2,917	2,114	803	-
Cash equivalents		2,911	2,911	2,112	799	-
Other		6	6	2	4	-
Financial liabilities at amortized cost	10	44,674	47,590	1,006	46,584	-
Financial liabilities		36,551	39,454	1,006	38,448	-
Trade payables		7,942	7,955	-	7,955	-
Other		181	181	-	181	-
Financial liabilities at fair value through profit or loss, excluding derivatives	10	23	23	-	-	23
Bonds at fair value		-	-	-	-	-
Commitment to purchase Mobinil-ECMS shares		-	-	-	-	-
Other commitments to purchase non-controlling interests		23	23	-	-	23
Net derivatives	10	877	877	-	877	-

The market value of the net financial debt carried by France Telecom was 35,437 million euros at December 31, 2009, for a carrying amount of 32,534 million euros.

Consolidated financial statements 2011

NOTE 12   INCOME TAX

12.1

Income tax recognized in profit or loss

Breakdown by tax consolidation group and/or by region

The tax charge for the Group amounted to (2,087) million euros. The breakdown of the tax charge by tax consolidation group and/or by region is the following:

	2011	2010	2009
France tax group	(1,693)	(755)	(1,683)
• Current tax	(763)	(1,922)	(29)
• Deferred tax	(930)	1,167	(1,654)
United Kingdom	(12)	(78)	(88)
• Current tax	(96)	(97)	(31)
• Deferred tax	84	19	(57)
Spain tax group	(0)	2	1
• Current tax	(0)	2	1
• Deferred tax	-	-	-
TP Group	66	(86)	(74)
• Current tax	(41)	(105)	(100)
• Deferred tax	107	19	26
Other subsidiaries	(448)	(838)	(398)
• Current tax	(408)	(393)	(433)
• Deferred tax	(40)	(445)	35
Tax charge for continuing operations	(2,087)	(1,755)	(2,242)
• Current tax	(1,308)	(2,515)	(592)
• Deferred tax	(779)	760	(1,650)
Tax charge for discontinued operations / assets held for sale	-	(24)	(43)
• Current tax	-	(13)	(45)
• Deferred tax	-	(11)	2

France tax group

In 2011, the current tax expense mainly reflects the provisions of the Amended Finance Bill (Loi de Finances Rectificative -LFR) for 2011, which institutes a requirement to pay to the government a minimum tax equal to the tax calculated on a basis representing 40% of taxable income before tax loss carryforward offsets. This law does not increase the total tax charge for the France tax consolidation group (including the deferred tax charge), but it means making tax payments that were not expected to be made until 2012 at the earliest.

The deferred tax charge mainly reflected the reversal of deferred tax assets resulting from the utilization of tax losses applied against taxable income for the period.

The total tax charge (current and deferred) for the France tax group also reflects the effect of the change in the tax rate, which, under the 2011 Amended Finance Bill, was increased to 36.10% for 2011 and 2012 from 34.43% previously.

The two main companies in the France tax consolidation group (France Telecom SA and Orange France SA) are undergoing tax audits for 2006-2009 and 2006-2010, respectively. With respect to the tax audits relating to fiscal years 2000-2005, for which France Telecom received a notice from the Tax Administration seeking tax adjustments amounting to 1,735 million euros, the company issued on April 1, 2011 a bank guarantee in the amount of the tax claim. In addition, on November 23, 2011, the Company filed a motion for judicial review in the Administrative Court of Montreuil. Based on the usual length of time required for a court of first instance to render a judgment, a decision can be expected by 2013-2014 at the earliest. Should the court rule in disfavour of France Telecom, the company would then be required to pay the principal amount and accrued interest pending the outcome of any appeals. France Telecom considers that it has solid grounds for its defense in view of the points raised by the Commission Nationale des Impôts Directs, particularly with respect to the enforceability of management decisions vis-à-vis the tax authorities and the statute of limitations for the years covered by the audit.

In 2010, the current tax liability mainly reflected the recognition of the tax liability resulting from the tax audits for 2000 to 2005, including late interest. Deferred tax income included substantial income from the recognition of tax loss carryforwards. It also included the charge due to the use of tax loss carryforwards against taxable income for the period.

In 2009, the tax charge for the France tax group resulted primarily from the reversal of deferred tax assets following the utilization of tax loss carryforwards against taxable income for the period.

Consolidated financial statements 2011

United Kingdom

In 2011, deferred tax income was due primarily to an adjustment to the deferred tax liability related to the Orange brand following a reduction in the applicable tax rate in the United Kingdom.

Spain

In 2011, Spain did not book any tax expense. The tax loss and the deductible temporary differences generated in 2011 were fully impaired.

TP Group

In 2011, TP Group's current tax charge was substantially reduced by the amount of the tax credit for new technologies obtained in relation with fiscal years 2006 to 2011.

Deferred tax income reflects the fact that deferred tax assets relating to the DPTG provision were revised upwards following  new events.

Other tax entities

In 2010, the deferred tax charge of other tax entities included a 396 million euro write-off of a deferred tax asset that was carried by a non-operating company.

Changes in applicable income tax rates

In 2011, the income tax rates applicable in several jurisdictions in which the Group operates were changed. The main changes in tax rates were in France, in the United Kingdom and in Egypt.

In France, the tax rate was increased to 36.10% for tax years 2011 and 2012 from 34.43 % previously. As a result, the deferred tax charge of the France tax group includes a deferred tax profit of 60 million euros broken down as follow:

•

a deferred tax profit of 113 million euros resulting from the update of the stock of net deferred tax assets at the beginning of the year;

•

a deferred tax charge of 53 million euros as a direct result of applying the new tax rate to taxable income for the fiscal year.

In the United Kingdom, the tax rate was reduced to 26% as from April 1, 2011 from 28% previously. The tax rate will be further reduced to 25% as from April 1, 2012. As a result, the deferred tax charge for the United Kingdom includes a 93 million euro deferred tax profit, mainly representing a 94 million euro adjustment to the stock of net deferred tax liabilities at the beginning of the year.

In Egypt, the tax rate was increased to 25% as from January 1, 2011 from 20% previously. As a result, the deferred tax charge for Mobinil and ECMS includes a 66 million euro deferred tax charge, mainly representing a 65 million euro adjustment to the stock of net deferred tax liabilities at the beginning of the year.

Consolidated financial statements 2011

France Telecom Group tax reconciliation

The applicable income tax rate in France in respect of 2011 is 33.33%, plus an additional contribution which increases it to 36.10%.

The reconciliation between the tax computed at the French statutory tax rate and the effective income tax expense on continuing operations is as follows:

(in millions of euros)	2011	2010	2009
Net income of continuing operations before tax	5,915	5,562	5,444
Impairment of goodwill	611	509	449
Net income of continuing operations before tax and impairment of goodwill	6,526	6,071	5,893
Statutory tax rate in France	36.10%	34.43%	34.43%
Tax computed at the French statutory rate	(2,356)	(2,090)	(2,029)
Reconciliation items:
Adjustment of prior-year taxes	(151)	(1,896)	(1)
Share of profits (losses) of associates	(35)	(5)	47
Reassessment of deferred tax assets	(107)	1,915	(200)
Difference in tax rates	149	188	239
Change in applicable tax rates	142	-	-
Other reconciliation items	271	133	(298)
Effective tax on continuing operations	(2,087)	(1,755)	(2,242)
Effective tax on discontinued operations and assets held for sale	-	(24)	(43)
Effective tax rate	31.98%	28.90%	38.04%

The reconciliation items in the tax proof mainly relate to the following events recognized in 2011:

•

Adjustment of prior-year taxes: This adjustment reflects the effects of tax audits relating to prior years, and notably the tax audits covering fiscal years 2000 to 2005;

•

Reassessment of deferred tax assets: This is the effect of deductible temporary differences and losses realized in 2011 in jurisdictions where the conditions for recognizing a deferred tax asset are not met;

•

Difference in tax rates: These are differences in tax rates arising from the Group's presence in jurisdictions that apply different tax rates than France;

•

Effect of changes in applicable tax rates: This is the cumulative effect of adjustments to the stocks of deferred taxes at the opening date in jurisdictions where tax rate changes were announced effective in 2011. These effects are detailed under Changes in applicable income tax rates;

•

Other reconciliation items: This line item mainly includes:

•

the tax effect of 74 million euros recognized by TP Group for the new technologies tax credit and the deferred tax asset relating to the DPTG provision, which was revised upwards during 2011;

•

the effect of reversals from cumulative translation adjustments associated with the discontinuation of business operations in the United Kingdom for 232 million euros.

The effective tax rate in 2010 was explained mainly by the following:

•

recognition of a tax charge of 1,901 million euros in connection with the tax audits for the years 2000 to 2005,

•

as a corollary recognition of 1,915 million euros in deferred tax assets, and

•

the impact of remeasurement resulting from the business combination (Egypt); this impact is presented under Other reconciliation items and amounts to 114 million euros.

The effective tax rate in 2009 was explained mainly by the following:

•

the impact of the General Court of the European Union's ruling, which resulted in a non deductible fine amounting to 964 million euros. This impact is included under Other reconciliation items;

•

the impact of tax losses and deductible temporary differences for the year that did not give rise to deferred tax assets (mainly Spain). This impact is estimated at 186 million euros and is included in Reassessment of deferred tax assets.

Consolidated financial statements 2011

12.2

Corporate income tax on components of other comprehensive income

	December 31, 2011			December 31, 2010			December 31, 2009
(in millions of euros)	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount
Actuarial gains and losses on post-employment benefits	(46)	(3)	(49)	(117)	57	(60)	(64)	14	(50)
Assets available for sale	(10)	(0)	(10)	(16)	3	(13)	32	1	33
Cash flow hedges	(3)	4	1	106	(35)	71	(227)	61	(166)
Net investment hedges	(14)	5	(9)	(80)	37	(43)	(0)	-	(0)
Translation adjustments	(1,053)	-	(1,053)	1,712	-	1,712	175	-	175
Other components of comprehensive income of associates	(11)	-	(11)	30	-	30	0	-	-
Total	(1,137)	6	(1,131)	1,635	62	1,697	(84)	76	(8)

12.3

Tax position in statement of financial position

Breakdown by tax consolidation group and/or by region

	December 31, 2011			December 31, 2010			December 31, 2009
(in millions of euros)	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
France tax group
• Current taxes	-	2,221	(2,221)	5	1,950	(1,945)	12	61	(49)
• Deferred taxes	2,829	-	2,829	3,761	-	3,761	2,691	-	2,691
United Kingdom
• Current taxes	(0)	56	(56)	25	101	(76)	33	-	33
• Deferred taxes	(0)	776	(776)	0	858	(858)	-	877	(877)
Spain tax group
• Current taxes	3	-	3	3	-	3	1	-	1
• Deferred taxes	460	127	333	418	85	333	419	85	334
TP Group
• Current taxes	0	8	(8)	2	18	(16)	6	1	5
• Deferred taxes	204	(0)	204	115	0	115	89	-	89
Other subsidiaries
• Current taxes	121	340	(219)	89	284	(195)	90	220	(130)
• Deferred taxes	58	361	(303)	130	322	(192)	576	81	495
Total tax on continuing operations
• Current taxes	124	2,625	(2,501)	124	2,353	(2,229)	142	282	(140)
• Deferred taxes	3,551	1,264	2,287	4,424	1,265	3,159	3,775	1,043	2,732
Total tax charge on discontinued operations
• Current taxes	-	1	(1)	-	-	-	0	93	(93)
• Deferred taxes	71	-	71	-	-	-	(0)	237	(237)

France tax group

In 2011, the current tax liability for the France tax group mainly represents the tax liability recognized in connection with tax audits for the years 2000 to 2005, which amounts to 2,016 million euros including late interest. In 2010, this liability amounted to 1,946 million euros.

In 2011, as in 2010 and 2009, the deferred tax asset mainly reflects the tax effect of tax loss carryforwards on future taxable income.

United Kingdom

In 2011, as in 2010 and 2009, the deferred tax liability relates mainly to the taxable temporary difference relating to the Orange brand.

Consolidated financial statements 2011

Spain

In 2011, the deferred tax asset reflects the tax effect of tax loss carryforwards and deductible temporary differences for which there is a high probability that they will be offset against profits in the coming years

In 2011, the deferred tax liability reflects the effect of the tax deduction taken in respect of tax goodwill, which can be amortized over several years under Spanish law.

TP Group

In 2011, more than half of the deferred tax asset represents the effect of the temporary difference relating to the DPTG provision.

Change in Group net deferred taxes

(in millions of euros)	2011			2010			2009
Opening balance (assets)	3,159			2,732			3,919
	Income statement	Other(1)	Total	Income statement	Other(1)	Total	Income statement	Other(1)	Total
Provisions for employee benefit obligations	(64)	2	(62)	37	80	117	12	14	26
Fixed assets	215	(129)	86	192	(245)	(53)	105	107	212
Tax loss carryforwards	(817)	57	(760)	389	(161)	228	(1,844)	147	(1,697)
Other temporary differences	(113)	(23)	(136)	142	(6)	135	77	195	272
Closing balance (assets)	2,287			3,159			2,732

(1) Includes other components of comprehensive income, changes in scope of consolidation, foreign exchange fluctuations and reclassifications.

In 2011, the change in the closing deferred tax balance is due primarily to deferred tax recognized in the income statement in a total amount of (779) million euros. The deferred tax balance also reflects a (71) million euro change for assets held for sale.

In 2010, the change in net deferred tax was due mainly to movements recognized in the income statement and to the inclusion of Mobinil and ECMS in the tax consolidation group for the first time.

In 2009, the change in net deferred tax was due mainly to movements recognized in the income statement.

Net deferred taxes by type

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
	Net	Net	Net
Provisions for employee benefit obligations	525	587	470
Fixed assets	(540)	(626)	(573)
Tax loss carryforwards	1,483	2,243	2,015
Other temporary differences	819	955	820
Net deferred taxes on continuing operations	2,287	3,159	2,732

Unrecognized deferred tax assets

At December 31, 2011, unrecognized deferred tax assets for the France Telecom Group amounted to 4.8 billion euros (4.5 billion euros in 2010 and 5.7 billion euros in 2009), approximately half of these relating to the Spain tax group. The France tax group has no stock of unrecognized deferred tax assets. TP Group has a non-material stock of unrecognized deferred tax assets.

Unrecognized deferred tax assets comprise the tax impact of tax loss carryforwards up to 4.6 billion euros and the tax impact of deductible temporary differences up to 0.2 billion euros. These tax losses and temporary differences are available in many jurisdictions. They were not recognized in the consolidated financial statements in accordance with the accounting policies described in Note 18.10.

Unrecognized tax loss carryforwards (tax bases) for which no deferred tax assets have been recognized, together with their expiration dates, are shown in the table below.

(in millions of euros)	Tax loss carryforwards
2012	75
2013	63
2014	489
2015	151
2016	105
2017 and beyond (including carryforwards that do not expire)	14,634
TOTAL	15,517

The total of 15,517 million euros represents a tax impact of 4.6 billion euros.

Consolidated financial statements 2011

NOTE 13   SHAREHOLDERS' EQUITY

At December 31, 2011, France Telecom S.A.'s share capital, based on the number of issued shares indicated in section 13.1 below, amounted to 10,595,541,532 euros, comprising 2,648,885,383 ordinary shares with a par value of 4 euros each.

At that date, the French State owned 26.94% of France Telecom S.A.'s share capital and 27.10% of the voting rights either directly or indirectly in concert with the Fonds Stratégique d'Investissement.

13.1

Changes in share capital

During the year, France Telecom S.A. issued 26,777 new shares following the exercise of stock options or options liquidity instruments, including:

•

1,504 new shares issued in respect of plans granted by Wanadoo between 2000 and 2003, then transferred to France Telecom S.A. when the merger of Wanadoo occurred (see Note 5.3.2);

•

25,273 new shares issued in respect of plans granted by Orange between 2001 and 2003 and for which the holders received options liquidity instruments (see Note 5.3.2).

The issuance of these new shares was duly recorded by the Board of Directors at its meeting on January 10, 2012.

13.2

Treasury shares

As authorized by the Shareholders' Meeting of June 7, 2011, the Board of Directors instituted a new share buyback program (the 2011 Buyback Program) and cancelled the unused portion of the 2010 Buyback Program, with immediate effect. The 2011 Buyback Program is described in the France Telecom registration document filed with the French Securities Regulator on April 4, 2011.

In August and September, 2011, France Telecom bought back 13,250,000 shares under the 2011 Buyback Program. On June 21, 2011, France Telecom also entered into a forward purchase contract (maturing on July 20, 2015) for 4,050,532 treasury shares. These buybacks are intended to fulfill the obligations associated with the free share award plan, which was approved in principle by France Telecom's Board of Directors at its meeting of May 23, 2011 (see Note 5.3.1).

In September and October 2011, France Telecom also bought back 2,099,701 shares under the 2011 Buyback Program to honor its obligations under stock option plans for which it has entered into liquidity contracts with holders of Orange options.

The above figures do not include shares bought under the terms of the liquidity contract entered into with an investment services provider. This contract, which initially took effect on May 9, 2007, has been renewed on its anniversary date each year and has continued to be implemented under the 2011 Buyback Program. An amount of 100 million euros was initially allocated to the liquidity account for purposes of implementing the contract. At December 31, 2011, these funds amounted to 119 million euros.

At December 31, 2011, the company held 15,456,045 of its own shares (including 101,868 shares under the terms of the liquidity contract), compared with 4,609 at December 31, 2010 (including no shares under the terms of the liquidity contract) and 2,042,836 at December 31, 2009 (including no shares under the terms of the liquidity contract). Purchases and sales of treasury shares are recorded under changes in equity, on the date on which ownership is transferred (value date).

13.3

Earnings per share

The following table provides a reconciliation of the net income figures used for the purpose of calculating basic and diluted earnings per share:

(in million of euros)	2011	2010	2009
Net income of continuing operations used for calculating basic earnings per share (a)	3,895	3,810	2,818
Impact on net income of converting each category of dilutive financial instruments:	-	-	-
- TDIRA (1)	57	57	-
- OCEANE	-	-	0
Net income of continuing operations used for calculating diluted earnings per share (b)	3,952	3,867	2,818
Net income of discontinued operations used for calculating basic and diluted earnings per share (c)	-	1,070	200
Net income used for calculating basic earnings per share (a)+(c)	3,895	4,880	3,018
Net income used for calculating diluted earnings per share (a)+(c)	3,952	4,937	3,018

(1) The TDIRA, which were non-dilutive at December 31, 2009, were not included in the calculation of diluted earnings per share.

Consolidated financial statements 2011

The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share:

(number of shares)	December 31, 2011	December 31, 2010	December 31, 2009
Weighted average number of ordinary shares outstanding - basic	2,643,535,474	2,647,269,516	2,648,020,634
Weighted average number of shares potentially arising on conversion of TDIRA (1)	64,009,082	61,854,754	-
Weighted average number of shares potentially arising on conversion of OCEANE	-	-	72,358
Weighted average number of ordinary shares arising from the conversion France Telecom stock option and related plans (2)	29,964	541,125	1,025,869
Weighted average number of treasury shares held to cover free share award plans	4,398,445	651,628	2,141
Weighted average number of shares outstanding - diluted	2,711,972,965	2,710,317,023	2,649,121,002

(1) TDIRA represented 77,742,959 shares at December 31, 2009.
(2) Subscription options with an exercise price greater than the 12-month average market price are not included in the calculation of diluted earnings per share.

Information on instruments that were non-dilutive at year-end but potentially dilutive in future periods

In 2011, due to the annual average share price, which was 14.22 euros:

•

the Orange stock option plans were non-dilutive up to 5,048,434 shares (shares converted into France Telecom shares);

•

the France Telecom (ex Wanadoo) stock option plans were non-dilutive up to 1,234,916 shares;

•

the France Telecom 2005 and 2007 stock option plans, representing 19,923,667 shares, were non-dilutive overall.

The weighted average exercise price of each plan is set out in Note 5.

13.4

Dividends

FY	Approved by	Description	Dividend per share (euros)	Payout date	How paid	Total (in millions of euros)
2011	Board of Directors meeting on July 27, 2011	2011 interim dividend	0.60	September 8, 2011	Cash	1,585
	Shareholders' Meeting on June 7, 2011	Balance for 2010	0.80	June 15, 2011	Cash	2,118
Total dividends paid in 2011						3,703
2010	Board of Directors meeting on July 28, 2010	2010 interim dividend	0.60	September 2, 2010	Cash	1,589
	Shareholders' Meeting on June 9, 2010	Balance for 2009	0.80	June 17, 2010	Cash	2,117
Total dividends paid in 2010						3,706
2009	Board of Directors meeting on July 29, 2009	2009 interim dividend	0.60	September 2, 2009	Cash	1,588
	Shareholders' Meeting on May 26, 2009	Balance for 2008	0.80	June 30, 2009	Cash: 1,553 million euros / shares: 538 million euros	2,091
Total dividends paid in 2009						3,679
2008	Board of Directors meeting on July 30, 2008	2008 interim dividend	0.60	September 11, 2008	Cash	1,563

Consolidated financial statements 2011

13.5

Cumulative translation adjustment

The change in translation adjustments for continuing operations is broken down as follows:

(in million of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Profit/(loss) recognized in other comprehensive income during the period	(411)	679	(266)
Reclassification to net income for the period	(642)	(60)	-
Total transaction adjustments for continuing operations	(1,053)	619	(266)

In 2011, the France Telecom Group discontinued certain operations in the United Kingdom. This transaction generated an impact of 642 million euros on the income statement resulting from reclassification of the cumulative translation adjustment for these entities.

In 2010, the reclassification of translation adjustments to net income for the period was due to transactions relating to the Egyptian entities (see Note 2).

The change in translation adjustments for discontinued operations is broken down as follows:

(in million of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Profit/(loss) recognized in other comprehensive income during the period	-	(4)	441
Reclassification to the net income for the period	-	1,097	-
Total translation adjustments for continuing operations	-	1,093	441

In 2010, the reclassification of translation adjustments to net income for the period was in connection with the disposal of interest in Orange in the United Kingdom for 1,031 million euros (see Note 2).

The table below provides a breakdown of cumulative translation adjustments by currency:

(in million of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Pound sterling	441	734	(691)
o/w translation adjustments for discontinued operations	-	-	(1,093)
Polish zloty	608	1,096	930
Swiss franc	160	155	-
o/w translation adjustments for discontinued operations	160	-	-
Egyptian pound	(261)	(203)	(12)
Slovakian crown	221	244	244
Other	(228)	(32)	(189)
TOTAL	941	1,994	282
of which share attributable to owners of the parent company	752	1,689	37
of which share attributable to non-controlling interests	189	305	245

Consolidated financial statements 2011

13.6

Non-controlling interests

(amount in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Credit part of net income attributable to non-controlling interests (a)	497	402	517
o/ w TP Group	164	15	154
o/ w Sonatel Group	153	166	147
o/ w Mobistar Group	104	124	123
Debit part of net income attributable to non-controlling interests (b)	(564)	(403)	(133)
o/ w Kenya	(144)	(89)	(73)
o/ w Egypt (1)	(388)	(275)	-
Net income attributable to non-controlling interests (a+b)	(67)	(3)	384
Credit part of comprehensive net income attributable to non-controlling interests (a)	402	454	518
o/ w TP Group	60	47	168
o/ w Sonatel Group	153	167	142
o/ w Mobistar Group	104	124	123
Debit part of comprehensive net income attributable to non-controlling interests (b)	(572)	(402)	(135)
o/ w Kenya	(150)	(87)	(74)
o/ w Egypt	(388)	(274)	0
Comprehensive net income attributable to non-controlling interests (a+b)	(171)	52	383
Dividends paid to minority shareholders	687	610	571
o/ w TP Group	245	252	233
o/ w Sonatel Group	159	143	125
o/ w Mobistar Group	122	129	129
o/ w Egypt	95	-	-

(amount in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Debit part of equity attributable to non controlling interests (a)	2,250	2,520	2,716
o/ w TP Group	1,186	1,405	1,610
o/ w Sonatel Group	513	541	502
o/ w Mobistar Group	191	207	212
Credit part of equity attributable to non controlling interests (b)	(231)	(72)	(3)
o/ w Kenya	(218)	(67)	-
Total Equity attributable to non controlling interests (a+b)	2,019	2,448	2,713

(1) Including (286) million euros relating to the impairment loss attributable to non-controlling interests (see Note 6).

The cumulative results for Kenya result in negative balance of (218) million euros in non-controlling interests. Telkom Kenya had the following financing at December 31, 2011: 292 million euros granted by the France Telecom Group, which owns 40% of Telkom Kenya, and 44 million euros from the non-controlling interests.

A write-off or a non-proportional capital increase would result in a reclassification from equity attributable to non-controlling interests to equity attributable to owners of the parent.

As France Telecom granted a fixed-price commitment to purchase the Mobinil-ECMS shares that it did not already own (see Note 2 and Note 14.6), the negative balance of its share of non-controlling interests in Egypt (488 million euros) has been reclassified under equity attributable to the owners of the parent in the statement of financial position.

Consolidated financial statements 2011

NOTE 14   UNRECOGNIZED CONTRACTUAL COMMITMENTS

At December 31, 2011, France Telecom considers that, to its knowledge, it has not entered into any commitments for those entities that are controlled by the Group, other than those described in this note, likely to have a material effect on its current or future financial position.

14.1

Leasing commitments

Minimum future lease payments due under non-cancelable leases at December 31, 2011, by maturity

(in millions of euros)	Total	By December 31, 2012	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	As from January 2017
Operating leases (1)	6,255	1,085	1,020	962	921	849	1,418

(1) Includes lease payments in the form of overhead (land, buildings, equipment, vehicles and other assets).

Future finance lease payments are shown in Note 11.3. Future interest on finance lease payments amounted to 71 million euros in 2011.

The Group may choose whether or not to renew these commercial leases upon expiration or to replace them by other leases with renegotiated terms and conditions.

14.2

Investment and goods and services purchase commitments

Goods and services purchase commitments

Payments due by maturity at December 31, 2011

(in millions of euros)	Total	By December 31, 2012	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	As from January 2017
Goods and services purchase commitments	3,392	2,237	452	218	147	123	215

The most significant commitments to purchase goods and services entered into by the Group are contracts to purchase terminals, transmission capacity and audiovisual content. Such purchases may form part of multi-year contracts. The main commitments at December 31, 2011 related to the following:

•

the purchase of transmission capacity for an overall amount of 979 million euros, of which 716 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up until 2021);

•

purchases of mobile telephones for an aggregate amount of 611 million euros;

•

the purchase from the French Ligue de Football Professionnel of broadcasting rights for League 1 football matches over the mobile network for three seasons. The total amount of these commitments is 40 million euros, payable in installments up to June 2012;

•

maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of 226 million euros.

Unrecognized contractual commitments for purchases of broadcasting rights by Orange Cinéma Séries and of Orange Sport are not included in the above table, as these are fully covered by a provision (see Note 8.2).

Consolidated financial statements 2011

Investment commitments

Investment commitments due by maturity at December 31, 2011

(in millions of euros)	Total	By December 31, 2012	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	As from January 2017
Investment commitments	2,883	2,157	85	111	24	4	502

 Investment commitments at December 31, 2011 mainly comprise:

•

in France, on December 22, 2011, at an auction of 4G frequencies, the ARCEP (the postal and electronic communications regulatory authority) awarded a block of frequencies in the 800 MHz band intended for the deployment of the new 4G networks (which give access to very high speed broadband service) for a total of 891 million euros. The ARCEP issued its authorization to use the frequencies in January 2012.

•

in Spain, as part of the acquisition of a second block of 3G frequencies, Orange made investment commitments for 433 million euros over three years, which are fully covered by a bank guarantee.

•

under the terms of the Tunisian government's grant of a fixed-line and mobile telecommunications license to the consortium formed by France Telecom, Investec and Divona Telecom, announced on June 26, 2009, France Telecom, which owns 49% of the consortium, undertook to finance its share of the six-year business plan provided during the bid process, for a total of 450 million Tunisian dinars, or a maximum commitment of 220 million dinars for France Telecom. Given the investments that have been made, the residual amount of France Telecom's commitment at December 31, 2011 amounted  to 37 million dinars (19 million euros).

•

on October 22, 2009, TP S.A. and the Polish Office for Electronic Communications (UKE) signed a memorandum of understanding pertaining to the institution of measures to guarantee non-discrimination and transparency in inter-carrier relations without functionally separating of TP S.A.'s activities. Moreover, under this agreement, wholesale rates for regulated services will remain frozen until 2012 and TP S.A. is to develop 1.2 million broadband lines over 2010-2012, for a total investment initially estimated by TP S.A. at 3 billion zlotys. At December 31, 2011, just under one-third of these access lines remained to be delivered by TP S.A.

In addition to these commitments, which are expressed in monetary terms, the Group has made certain commitments to various government authorities pertaining to the scope of the population covered by its networks or to quality of service. These commitments, which have been undertaken primarily as part of license award processes, will require substantial investment expenditure in future years to roll out and enhance the networks. They are not shown in the table below if they have not been expressed in monetary terms, which is usually the case.

In France, the Group agreed to meet the following conditions for frequencies in the 2.6GHz and 800MHz bands obtained in 2011:

•

an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under full MVNO schemes;

•

an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800MHz band), which can be met by using both the allocated frequencies and other frequencies;

•

more specifically, for the 800MHz band: an obligation to provide coverage in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming service, an obligation to provide roaming in each département (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the "white area" program.

In Belgium, the company did not make any commitments in connection with the award of frequencies in the 2.6GHz band in November 2011.

Non-compliance with these obligations could result in fines and other sanctions ultimately leading to withdrawal of licenses granted. Management believes that the Group has the ability to fulfill these commitments vis-à-vis government authorities.

14.3

Commitments relating to employees other than pensions and other post-employment benefits

Regarding individual training rights for employees of French entities of the France Telecom Group, vested rights not yet used totaled approximately 9.5 million hours at December 31, 2011.

In accordance with French standards (CNC Urgent Issues Committee Opinion 2004-F on the recognition of individual rights to training for employees), the costs associated with rights are expensed over the period and do not give rise to a provision except in case of demand of the employee within the framework of a Personal Leave for Training, of a dismissal or of a resignation.

Consolidated financial statements 2011

14.4

Guarantees given to third parties in the ordinary course of business

The table below shows the guarantees provided by the Group to third parties (financial institutions, customers, partners and government agencies) to ensure fulfillment of contractual obligations by non-consolidated companies.

(in millions of euros)	Total / Ceiling	By December 31, 2012	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	As from January 2017
Guarantees given to third parties by France Telecom in the ordinary course of business	1,209	454	42	153	25	353	182

Guarantees given to third parties to ensure the fulfillment of contractual obligations by consolidated subsidiaries are not shown in the table above as they do not increase the Group's commitments.

Pursuant to commitments made to Deutsche Telekom when combining the United Kingdom operations, the Group retained certain indemnification obligations, primarily of a tax nature, in relation with the early unwinding of finance lease transactions relating to telecommunications equipment that was previously leased by Orange Personal Communications Services (now accounted for under the equity method), for which the Group substituted itself as debtor of the obligations. These indemnification obligations are capped at 315.4 million pounds sterling, or 378 million euros at December 31, 2011. The last of these obligations will expire in February 2017.

On October 14, 2011, "Buyin", the France Telecom-Orange and Deutsche Telekom purchasing joint venture, commenced operations. To generate savings, the parent companies pooled their purchasing operations for handsets, mobile communication networks, and a large part of the fixed-line network equipment and services platforms into a 50/50 joint venture. A compensation mechanism was instituted to take account of a differential between the two operators' benefits. At December 31, 2011, the Group's commitment amounted to 140 million euros, after payment of a 75 million euro advance in 2011.

The Group's main commitments relating to borrowings are set out in Note 11.

Certain investments and other assets have been pledged to financial institutions or used as collateral to cover bank borrowings and credit lines (see Note 11).

14.5

Asset and liability guarantees granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to standard warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2011, the main warranties in effect were the following:

•

tax-related warranties, capped at 400 million euros, granted to Deutsche Telekom as part of the disposal of the Group’s mobile and Internet operations in the Netherlands in 2007. This warranty will expire at the end of the statutory limitation period;

•

tax-related warranty, granted as part of the disposal of Télédiffusion de France in 2002. This warranty is not capped and will expire at the end of the statutory limitation period;

•

guarantee capped at 91 million euros, granted as part of the disposal of Orange Denmark in 2004. This guarantee will expire at the end of the statutory limitation period;

•

as part of the merger of France Telecom and Deutsche Telekom operations in the United Kingdom, France Telecom counter-guaranteed up to 50 % of the guarantee, capped at 750 million pounds sterling (898 million euros at December 31, 2011), granted by Deutsche Telekom to Hutchison 3G (H3G) in December 2007 to cover investment commitments made by its subsidiary T-mobile UK towards the jointly owned company created with H3G as part of a 3G network sharing agreement (i.e., a guarantee capped at 375 million pounds sterling, or 449 million euros, for France Telecom);

•

guarantees, particularly tax warranties, granted at the time of the transfer of the United Kingdom operations to the joint venture Everything Everywhere, related to the restructuring of interests and assets carried out prior to the transfer. These guarantees are not capped;

•

miscellaneous standard guarantees granted to buyers of real estate sold by the Group.

France Telecom believes that the risk of these guarantees being enforced is remote and that the potential consequences of their being called are not material with regard to the Group's results and financial position.

Furthermore, under the terms of the agreements with Orascom Telecom, if Orascom Telecom sells its shares, it will transfer to France Telecom its rights to the management fee amounting to 0.75% of ECMS's revenues, and will sign a transitional services contract with ECMS that will enable ECMS, at its sole discretion, to maintain or terminate its various service and/or technical assistance contracts with the Orascom Telecom group, subject to compliance with the applicable laws and to approval by the relevant governing bodies of ECMS. In consideration for this transfer and for signature of the transition contract, France Telecom will pay Orascom Telecom compensation of 110 million euros.

Consolidated financial statements 2011

14.6

Commitments relating to securities

Under the terms of agreements with third parties, France Telecom has made or received commitments to purchase or to sell shares. The purpose of this section is to describe those options that, if exercised, would produce a material impact on the Group's financial condition, excluding any commitments potentially arising from a change of control or from mechanisms to arrange for the exit of a shareholder (preferential rights, rights of first refusal, etc).

Commitments given and received by France Telecom

Mobinil

Pursuant to the agreements that came into effect on July 13, 2010 and that ended their disputes relating to their investment in Mobinil, France Telecom gave Orascom Telecom a commitment to purchase its shares in Mobinil (an unlisted company) and its shares in ECMS (the mobile telephone carrier that sells its services under the Mobinil brand and a listed subsidiary of Mobinil), which it may exercise (i) during the period from September 15 to November 15, 2012, and subsequently (ii) during the period from September 15 to November 15, 2013, as well as (iii) at any time until November 15, 2013 in the event of a deadlock over a limited number of material decisions and subject to certain conditions. The exercise price per ECMS share agreed upon by the parties will increase over time, from 223.6 Egyptian pounds on the effective date of the agreement, up to 248.5 Egyptian pounds at the end of 2013, and must be paid in euros based on a constant exchange rate fixed by agreement at 7.53 Egyptian pounds for 1 euro. The price per Mobinil share shall be equal to the price per ECMS share multiplied by the total number of ECMS shares held by Mobinil and divided by the total number of Mobinil shares.

Based on Egyptian securities law as noted in the ruling of the Egyptian market authority (EFSA) published on May 3, 2010, the exercise of this put option would also generate for France Telecom the obligation to launch a tender offer for the ECMS shares held by minority shareholders. This offer would be subject to approval by the EFSA at the contractually agreed price per share in Egyptian pounds for the ECMS shares held by Orascom Telecom.

These commitments, like all firm or contingent commitments relating to non-controlling interests in fully consolidated entities, have been recognized as financial debt (see Note 10.2), in accordance with the accounting principle described in Note 18.1.

Everything Everywhere

Pursuant to the agreement signed on November 5, 2009, France Telecom and Deutsche Telekom undertook not to sell their equity interest within three years, except in special circumstances. These special circumstances include a potential disagreement between the shareholders on the choice of the commercial brand to be adopted. The parties are to settle any continuing disagreement by the sale of one shareholder's shares to the other, via a capped auction process with a starting price set by reference to a market value determined by third parties.

Dailymotion

When it acquired 49% of Dailymotion, France Telecom made a commitment to purchase the 51% of the shares that it did not already own for a price to be determined based on the company's enterprise value at the end of 2012, which is capped at 141 million euros. Hence, the maximum amount of the Group's commitment is 72 million euros. The sellers may exercise their option during a period of 45 days following the date of the shareholders' meeting held to approve the accounts for fiscal year 2012. Once this commitment expires, France Telecom will have an option to buy the shares on the same terms, exercisable within 45 days.

Korek Telecom

Under the terms of the agreement dated July 27, 2011, the company jointly owned by Agility and France Telecom will have the right to exercise a call option in 2014 that will enable it to increase its interest in Korek Telecom from 44% to 51%. France Telecom has a priority right to finance this acquisition and thereby to take direct control over the jointly owned company and indirect control over Korek Telecom by increasing its indirect interest therein to 27%. If France Telecom does not exercise its priority right, Agility will have the right to ask it to finance its share of the acquisition. The maximum amount of France Telecom's commitment under the agreement is 56 million euros.

Commitments to sell in favor of France Telecom

The main agreements that include call options granted to the Group relate to Orange Uganda, Orange Tunisie, Medi Telecom and Korek Telecom. If all the options were exercised, the associated disbursements would total approximately 700 to 800 million euros to date. As the exercise price for these options is, in most cases, based on market values, this amount is subject to change depending on the contractual mechanisms for determining market value and as a function of changes in the performance of the companies whose shares are covered by these options as well in general market factors. The maturity dates of these options vary. Changes of control that are liable to result from the exercise of such options may be subject to government authorization.

Orange Uganda

Under the terms of the agreement dated September 25, 2008, from May 11, 2011 until July 11, 2012, France Telecom has the option to buy up to 20% of the shares in Orange Uganda from the other shareholders at market price to increase its interest in Orange Uganda to a minimum of 73%.

Consolidated financial statements 2011

Orange Tunisie

Under the terms of the shareholders' agreement with Investec (see Note 9.1), France Telecom has a call option giving it the right, after a period of five years, to purchase at market value 1% of the share capital of Orange Tunisie plus one share. If this option was exercised, Investec would have the right to sell to France Telecom 15% of the share capital of Orange Tunisie at a price equal to the market value.

Medi Telecom

As part of the December 2, 2010 acquisition of 40% of the share capital and voting rights in the Moroccan carrier Medi Telecom from the FinanceCom and Caisse de Dépôt et de Gestion groups, the parties agreed upon a certain number of provisions pertaining to changes in the ownership structure of Medi Telecom. More specifically, the France Telecom Group obtained, inter alia, a first call option on a maximum of 4% of the share capital, eligible for exercise immediately prior to any initial public offering, at a price dependent on the stock market price, and a second call option eligible for exercise between June 1 and November 30, 2014, on a maximum of 9% of the share capital less any percentage of capital acquired through exercise of the first option, at a price dependent on the stock market price if the company is listed at the time, or, if not, based on market value. The possibility cannot be ruled out that, in the future, if it exercises the two call options, France Telecom could be required by the then-applicable Moroccan securities regulations to launch a public takeover bid for the remainder of the Medi Telecom shares.

In addition, France Telecom has entered into a shareholders support agreement whereby France Telecom undertakes to grant additional long-term financing to the company in proportion to France Telecom's ownership interest, i.e. up to 1 billion dirhams (103 million euros at December 31, 2011), in the case of certain events of default by Medi Telecom occurring under the terms of the bank loan obtained in June 2010.

Korek Telecom

Under the terms of the agreement dated July 27, 2011,   the company jointly owned by Agility and France Telecom will have the right to exercise in 2014, a call option that will enable it to increase its interest in Korek Telecom from 44% to 51%. France Telecom has a priority right to finance this acquisition and thereby to take direct control over the jointly owned company and indirect control over Korek Telecom by increasing its indirect interest therein to 27%. If France Telecom exercises its priority right and acquires indirect control over Korek Telecom, Agility will further have the option to sell France Telecom its interest in the joint company in two stages, which would increase France Telecom's indirect interest in Korek Telecom up to 39% in 2014 and up to 51% as from 2016.

14.7

Assets covered by commitments

The table below demonstrates the extent to which France Telecom has full rights of use over its assets at December 31, 2011.

(in millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Assets held under finance leases	689	716	704
Non-current pledged or mortgaged assets	374	275	1,805
Collateralized current assets	115	95	111
Securitized receivables	1,848	1,165	1,324
TOTAL	3,026	2,251	3,944

Consolidated financial statements 2011

Non-current pledged or mortgaged assets correspond to the following assets given as guarantees:

	December 31, 2011
(in millions of euros)	Total in statement of financial position (a)	Amount of asset pledged or mortgaged (b)	Percentage (a) / (b)
Intangible assets, net (excluding goodwill)	11,343	51	0%
Property, plant and equipment, net	23,634	6	0%
Non-current loans and receivables	994	317	32%
Other (1)	39,750	- (2)	-
TOTAL NON-CURRENT ASSETS	75,721	374

(1) This item includes net goodwill, interests in associates, assets available for sale and net deferred tax assets.
(2) The value of the Orange Austria (ex-One) shares pledged is equal to zero (see Note 9).

At December 31, 2011, France Telecom had not made any material pledges of shares in its subsidiaries.

Consolidated financial statements 2011

NOTE 15   LITIGATION

As at December 31, 2011, the contingency reserves recorded by the Group for all the disputes in which it is involved amounted to 994 million euros (versus 831 million euros at December 31, 2010 and 524 million euros at December 31, 2009). As a rule, France Télécom does not provide any detail regarding these provisions, as it believes that any disclosure on a case-by-case basis could seriously harm its position.

The proceedings which could significantly impact France Telecom’s financial position are described below.

15.1

Litigation related to competition law

A number of claims have been made against France Telecom by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order. If the claims are upheld, France Telecom may also be ordered to pay fines. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

State aid

Three proceedings are currently pending or were pending during 2011 before the European competition authorities or the Court of Justice of the European Union (CJEU) concerning alleged State aid from which France Telecom would have benefited:

•

The first procedure followed upon an investigation launched by the European Commission in January 2003 concerning the special French business tax regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990 and to which the Company was subject from 1991 to 2002. In its August 2, 2004 decision, the European Commission stated that this regime was incompatible with the European Union Treaty and ordered the French State to recover from France Telecom an amount of State aid that it estimated, pending an accurate estimate, at between 798 million euros and 1,140 million euros, plus interest. On November 30, 2009, the General Court of the European Union rejected the appeals filed by the French State and France Telecom against this decision.

On December 8, 2011, the CJEU rejected the appeal filed by the French state and France Telecom’s against the ruling of the General Court of the European Union. This decision brings this proceeding to an end.

Pursuant to the 2004 decision of the European Commission and pending the General Court of the European Union decision, France Telecom had placed in an escrow account in 2007 and 2008 a total amount of 964 million euros. Following the General Court of the European Union decision, France Telecom recorded a charge of the same amount in its 2009 financial statements. In addition, pursuant to the escrow agreement, on January 7, 2010 France Telecom transferred to the State the amount in escrow together with 53 million euros of interest grossed up as of November 30, 2009 and not recognized as income, representing a total amount of 1,017 million euros. As a consequence, the CJEU’s decision has no impact on the 2011 financial statements.

•

The second procedure also follows upon an investigation launched by the European Commission in January 2003 concerning the financial measures announced by the French State on December 4, 2002. On such date, the State had announced that it was prepared to extend a shareholder’s loan to France Telecom in advance of its participation in a capital increase with private investors. This shareholder’s loan was never actually put in place. In 2004, the European Commission found that these financial measures were incompatible with the common market but did not require any repayment of State aid. The French State and France Telecom but also Bouygues Telecom and the French association of network operators and telecommunications services (AFORS Telecom) lodged appeals against the Commission’s decision before the General Court of the European Union. On May 21, 2010 the General Court of the European Union annulled the decision of the European Commission. The Court judged that, although this statement conferred, with other statements in support of France Telecom, a financial advantage to the latter, no public funds had been committed and that such statements did not represent State aid. On August 4, 2010 Bouygues Telecom and, on August 5, 2010, the European Commission lodged appeals before the ECJ against this decision.

•

On May 20, 2008, the European Commission launched a formal in-depth investigation into financing of the retirement pensions for civil servants working for France Telecom and the compliance with European regulations on State aid of the reform provided by the French law of July 26, 1996 when France Telecom was transformed into a Société Anonyme. This investigation followed a complaint by Bouygues Telecom in 2002. France Telecom made observations as a third party interested in the proceedings.

The 1996 reform provided for the end of the derogatory regime to which France Telecom had been submitted since the French law of July 2, 1990 on the organization of  postal and telecommunication public services, and the payment by France Telecom to the French State of a one-time special contribution of 5.7 billion euros in 1997 and annual contributions in full discharge of its liabilities since then. These annual contributions aim at equalizing the level of mandatory taxes and social charges based on salaries to be paid by France Telecom and its competitors for risks that are common to private employees and civil servants, but do not include payment by France Telecom of contributions linked to so-called “non-common risks”, i.e. contributions for unemployment risk and for risk of non payment of salaries in case of company’s bankruptcy.

Consolidated financial statements 2011

On December 20, 2011, following the conlusion of its investigative proceedings, the European Commission announced its conclusion that the financing mechanism for the retirement pensions of civil service servants working for France Telecom was compatible with EU regulation on State aid. However, the Commission considered that the adoption of this financing mechanism reflected the intention of the French legislator in 1996 to postpone the enforcement of the new common system and to extend the derogatory regime of 1990 applicable to France Telecom until the full use of the one-time special contribution of 5.7 billion euros.

In addition, the decision of the Commission requires the French State to increase, as from a date no earlier than December 31, 2010, the retirement pension’s contributions to be paid by France Telecom for its civil service employees to cover non common risks in order to align these benefit expenses with those of its competitors.

France Telecom considers that this decision creates a very strong structural disadvantage for the company in relation to its competitors and contradicts a number of decisions previously adopted by the Commission itself, in particular the decision of 2007 regarding La Poste for which the reform was identical.

If this Commission ruling takes effect in 2012, France Telecom estimates it would result in an increase in France Telecom’s annual employer contribution costs of approximately 140 million euros for the first year, an amount which will gradually diminish as civil service employees retire from the company, until all such payments end in 2042. France Telecom will lodge an appeal of this decision with the General Court of the European Union. This appeal will not be suspensive.

Broadband, High Capacity Broadband and Contents

•

The Numericable group initiated, on October 7, 2010 before the Commercial Court of Paris and on October 21, 2010 before the International Court of Arbitration of the International Chamber of Commerce of Paris, proceedings aimed at the compensation of the damage caused to it by an alleged de facto termination of the agreements signed with France Telecom giving it the right to use, for its cable networks, France Telecom’s civil engineering installations. These agreements were entered into successively in 1999, 2001 and 2004.

The claims lodged by Numericable total over 3.1 billion euros.

France Telecom believes that these claims are totally unfounded and that both these suits are abusive. Its position was reinforced by the judgement of the Court of Appeal of Paris dated June 23, 2011, which confirmed the decision issued by the French regulator (ARCEP) in November 2010, that allowed the contractual evolutions opposed by Numericable. The Court of Appeal considered among others that the measures imposed by the ARCEP were necessary, fair and proportionate.

France Telecom will, within the framework of its defense, seek the dismissal of all claims by Numericable and, as a counterclaim, ask the courts to which the matter was referred to condemn the plaintiff to compensate France Telecom for the harm suffered by the Company as a result of these actions.

Decisions could be rendered in these two proceedings in 2012.

•

A number of decisions from the French and European competition authorities condemning old practices of France Telecom on the wholesale and retail markets of the internet broadband access, served as a basis for several legal actions from competitors claiming compensation for damages they allegedly suffered because of these practices:

•

On March 30, 2011, the Paris Commercial Court condemned France Telecom to pay 10 million euros in damages to Numericable following the procedure initiated by this operator in November 2009 in order to compensate the losses allegedly suffered on the retail broadband market. Numericable, which assessed its losses at a minimum of 157 million euros, did not appeal against this decision, which thus became final.

•

On December 13, 2011, the Paris Commercial Court entirely dismissed Completel of its 490 million euros claim for damages allegedly suffered from practices engaged in by France Telecom on the wholesale broadband market between 2000 and 2002. The Court ruled that Completel could not have suffered any losses from these practices, considering its own strategy and its financial capacity at the time. Completel filed an appeal.

•

In July 2007, Free filed a complaint with the French Competition Council against France Telecom concerning the rollout of fiber optic networks in France. This complaint included a claim for injunctive relief to require France Telecom to provide access to its civil engineering facilities for purposes of implementing high capacity broadband, and to do so at cost-oriented tariffs, while prohibiting France Telecom from marketing its own retail service offering or rolling out its own facilities outside Paris until such time as these measures are taken. On February 12, 2008, the Competition Council rejected Free’s request for injunctive relief. The Competition Council acknowledged that France Telecom had engaged since October 2007 before the ARCEP in a constructive process to develop an offer to access its cable ducts. It therefore considered that there was no serious and immediate threat to competition justifying the measures requested. Nevertheless, it decided to pursue its investigation into the substance of the case. This investigation was extended to the issue of sharing fiber optic cabling in buildings which is the subject of a further complaint from Free, filed in 2009 and is considered together with the first one. France Telecom is not, at this stage, in a position to predict the results of these proceedings.

•

In February 2009, Canal + and SFR filed a complaint with the French Competition Authority alleging tied sales between the Orange Sport service and the Orange broadband Internet access offers as well as predatory pricing on the tariffs of Orange Sport, and challenging the conditions under which, in February 2008, the French professional football league granted France Telecom the right to broadcast football games in France. In May 2010 Bouygues announced the filing of a similar complaint against France Telecom regarding the Orange Sport and Orange Cinéma Séries services. Those complaints were consolidated. The investigation is underway. France Telecom is not, at this stage, in a position to predict the results of the proceedings. It should nevertheless be noted that, in a simultaneous proceeding brought before the Cour de cassation (French Supreme Court), such Court decided on July 13, 2010 that the marketing of Orange Sport exclusively in connection with the Group’s broadband and very high speed offers could not fall under the prohibition of tied sales. The Court in that case rejected the appeals lodged by SFR and Free against the decision rendered by the Paris Court of Appeal on May 14, 2009 which had reversed the February 23, 2009 judgement by the Paris Commercial Court directing France Telecom, under a periodic penalty payment to stop making the reception of the television signal of the Orange Sport service conditional upon the subscription of an Orange broadband offer.

Consolidated financial statements 2011

•

On December 9, 2009, SFR announced that it had filed a complaint with the French Competition Authority, claiming that France Telecom had engaged in anticompetitive practices on the market for the services leading to the reduction of zones in local communities not yet covered by a broadband network. The company Altitude Infrastructure filed a similar complaint in July 2009. These complaints challenge the time allowed and the tariffs set by France Telecom to provide its wholesale offer to operators that wish to respond to local communities, or the conditions in which France Telecom itself bids in response to tender offers issued by the local communities. The investigation is pending.

•

On June 22, 2011, as part of a procedure initiated in April 2009, the European Commission imposed a fine of 127.6 million euros on TP S.A. for an alleged abuse of dominant position on the broadband Internet access market in Poland. The Commission alleges that TP engaged in practices which aimed at preventing alternative operators from effectively accessing the market. On September 2,, 2011, TP SA lodged an appeal against the Commission’s decision before the General Court of the European Union. The amount of the fine has been fully reserved.

•

By two decisions dated April 18 and July 12, 2011, the Polish Office of Competition and Consumer Protection Court (SOKiK) set aside the decisions adopted by the Polish Office for Electronic Communications (UKE) in September 2006 and February 2007. These decisions had imposed on TP S.A. two fines of 100 million zlotys and 339 million zlotys (98 million euros in total) for having, according to the UKE, established the tariffs of its Internet access offers (“Neostrada”) without observing thecost-orientation principle and without submitting them to its review before they took effect. The UKE filed an appeal against both decisions. On February 3, 2012, the Court of Appeal confirmed the April 18, 2011 decision that annuled the 339 million zlotys fine. It has not yet issued its decision regarding the other procedure.

•

On July 23, 2010, the European Commission informed France Telecom that it rejected the complaint submitted in March 2009 by Vivendi and Iliad (Free) with reference to certain market practices by France Telecom regarding wholesale access to local loop and broadband internet access in France. In a reasoned judgement, the European Commission rejected all the plaintiffs’ allegations for lack of European Union interest in proceeding with the investigation. On September 17, 2010 Vivendi turned to the General Court of the European Union with a view to the annulment of the decision rejecting its complaint. France Telecom intervened in support of the Commission.

•

On February 3, 2010, SFR, then, on November 2010, Verizon, summoned France Telecom to appear before the Commercial Court in Paris demanding the reimbursement of alleged overpayments on interconnection services to France Telecom in 2006 and 2007, the price of which allegedly did not reflect their cost. SFR claims more than 48 million euros and Verizon almost 37 million euros. France Telecom disputes the merits of these claims.

•

On January 27, 2011, the Paris Court of Appeal overturned the French Competition Council’s decision issued on October 14, 2004, that condemned France Telecom for price squeeze practices on the business fixed-line to mobile market. As a consequence, the Court enjoined the reimbursement to France Telecom of the 18 million euros fine that had been imposed to it and, considering the attention given to the Competition Council’s decision at the time, ordered the Competition Authority to publicize the ruling. On February 23, 2011, the President of the Competition Authority appealed to the French Supreme Court against this decision. On May 18, 2011, France Telecom received the reimbursment of the fine paid in early 2007 together with interest at the legal rate. On January 17, 2012, the French Supreme Court rejected the appeal, thus bringing the case to an end.

Mobiles

•

On November 23, 2011, the Polish Competition and Consumer Protection Authority (UOKiK) imposed on the four mobile operators fines reaching a total of 113 million zlotys, including 35 million Zlotys (8 million euros) for TP S.A.’s subsidiary, PTK Centertel, for concerted practices on the wholesale market for mobile television. The UOKiK argues that the operators harmed the consumer’s interets by allegedly agreeing on an arrangement leading them all to reject the wholesale offer presented by Info TV FM, a terrestrial broadcaster that was awarded in March 2009 a licence to operate in the frequency band earmarked for mobile DVB-H television, and to abstain from launching mobile television retail offers. PTK Centertel considers this decision to be unsubstantiated and lodged an appeal before the SOKiK on December 7, 2011.

•

On October 10, 2006, Bouygues Telecom filed a claim with the French Competition Authority relating to practices engaged in by Orange France and SFR in the French (metropolitan area) mobile telephony market and based on a collective dominance of the two operators. This complaint gave rise to two different investigations from the Competition Authority on the Residential and Enterprise markets of the mobile industry. The investigation on the Residential market resulted in 2008 in the notification of complaints, followed by a final report pointing to the existence in 2006 and 2007 of a price squeeze between the mobile call termination tariff and the retail price of certain offers for consumers which included unlimited on-net service on Orange and SFR networks. In May 2009, the Competition Authority found that the complaint required further investigation as to whether a potential discrimination among operators had occurred. Orange France’s appeals against this judgement were rejected by the Paris Court of Appeal in April 2010 and then by the French Supreme Court on June 7, 2011. The on-going investigation lead on August 5, 2011, to a new Statement of objections involving price discrimination practices between calls made in within the network of Orange and SFR and calls to other networks. Orange regards the analysis leading to the issuance of the Statement of objections as unfounded.

Consolidated financial statements 2011

•

On April 14, 2008 and June 14, 2010, Bouygues Telecom, then, on August 9, 2010, SFR, filed complaints with the French Competition Authority objecting, on the B-to-B market for fixed-line and mobile services, to practices consisting in loyalty discounts, coupling, discriminatory terms and predatory prices on the part of the Group. France Telecom regards these allegations as unfounded. On December 9, 2010, search and seizure operations were nevertheless carried out by the Competition Authority in France Telecom S.A. and Orange France premises. Appeals were lodged against the orders authorizing these search and seizure operations and against the conditions in which they took place.

•

Bouygues Telecom Caraïbe and Outremer Telecom brought claims before the French Competition Council respectively in July 2004 and July 2005, regarding practices of Orange Caraïbe and of France Telecom S.A. in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana. The Competition Authority joined the two proceedings in 2007 and, on December 9, 2009, ordered Orange Caraïbe and France Telecom S.A. to pay a fine of 63 million euros in total. France Telecom paid the fine but lodged an appeal against this decision before the Paris Court of Appeal, which, on September 23, 2010, reduced the fine by 3 million euros. The Group appealed to the Supreme Court against this decision by the Court of Appeal, as did the President of the Competition Authority and Digicel. On January 31, 2012, the French Supreme Court reversed the Court of Appeal’s decision and remanded the case to the Paris Court of Appeal for new examination.

At the same time as this procedure before the French Competition Authority, in March 2009 Digicel (formerly Bouygues Telecom Caraïbe) initiated before the Paris Commercial Court legal action for damages allegedly amounting to an estimated 329 million euros and stemming from these practices. Similarly, Outremer Telecom initiated a like action before the Paris Commercial Court on October 11, 2010, seeking compensation for damages estimated at about 70 million euros. France Telecom believes that these claims are unfounded and that their amount appears in any event to be totally unjustified.

•

On December 1, 2005, the Competition Council ordered Orange France to pay a fine of 256 million euros for engaging in concerted practices with SFR and Bouygues Telecom which were said to restrict competition on the mobile telephony market. The criticized practices involved the exchange of strategic information and a market share stabilization agreement between 2000 and 2002. Orange France paid the fine in 2005. After the dismissal of its appeal by the Paris Court of Appeals in December 2006, the French Supreme Court in June 2007 partially reversed the sentence, in particular about the information exchange agreement. However, on March 11, 2009, the Court of Appeals hearing the case on remand again dismissed Orange France, SFR and Bouygues Telecom’s action for annulment of the decision of the French Competition Council. On April 7, 2010, the Supreme Court again partially overturned the appeal court decision, but only in favor of Orange France. On June 30, 2011, after a new analysis, the Court of Appeals rejected for the third time Orange France S.A.’s appeal, which as a consequence lodged a new appeal before the French Supreme Court.

•

On April 11, 2011, the Federal Supreme Court of Switzerland rejected the appeal filed by the Swiss Competition Commission (WeKo) against the decision by the Federal Administrative Court on February 24, 2010 overturning the decision rendered in February 2007 by WeKo by which Swisscom Mobile was fined 333 million Swiss Francs for abuse of dominant position in relation with mobile termination rates before June 1, 2005. In light of this decision by the Federal Court, WeKo, drawing the necessary conclusions, should end the investigation it had initiated regarding such abuse of dominant position by one or the other mobile operator after June 1, 2005. The management believes the risks Orange Communications will be charged is unlikely.

•

On November 11, 2009, the Romanian Competition Authority carried out an inspection in the offices of Orange Romania. The Authority suspects infringement of competition law as well as, notably, concerted practices or abuse of a dominant position on the part of the main operators on the interconnection market (fixed-mobile call terminations) and on the rates of mobile prepaid services. On November 5, 2010, Orange Romania received a Statement of objections in reference to an alleged refusal to reach an interconnection agreement with a company called Netmaster. On February 15, 2011 the Competition Authority imposed a fine of 34.8 million euros on Orange Romania for abuse of a dominant position.  On May 19, 2011, Orange Romania was granted in summary proceedings a stay of execution of the decision, which it also appealed. In compliance with local rules and in view of the introduction of the appeal, 30% of the amount of the fine was deposited into an escrow account.

In addition, on April 5, 2011, The Romanian Competition Authority notified to Orange Romania the opening of a proceeding against all mobile operators for potential abuse of dominant position on their respective termination call market. The alleged practices are high price discriminations between calls made in within the same network and calls made to competitors’ networks, with no relation to the underlined cost of these two types of calls.

•

In December 2008 and December 2009, the Egyptian Telecoms Regulatory Authority (NTRA), following a complaint filed by Telecom Egypt (TE), issued two decisions imposing price modifications set in interconnection agreements signed between TE and mobile phone network operators, among which Mobinil. In June 2010, the Administrative Court of the Egyptian State Council granted a stay of execution of these decisions, but in December 2010, the Egyptian State commissioner issued an advisory opinion unfavourable to Mobinil. On February 12, 2012, the Administrative Court authorised Mobinil to provide evidence of the authorisation by the NTRA of the interconnection agreements signed between TE and Mobinil.

After Mobinil filed in September 2009 a claim before an arbitral tribunal aimed at forcing TE to abide by its interconnection agreement and claimed indemnification from the violation of this agreement, TE filed a counter-claim in December 2010 of 4 430 million Egyptian pounds (568 million euros on December 31, 2011) in damages, arguing that Mobinil had violated the interconnection agreement as well as some rules governing international calls and leased-lines. On September 4, 2011, Mobinil  raised its monetary claim against TE to 407 million Egyptian pounds (52 million euros on december 31, 2011).

Both administrative and arbitral proceedings are on-going.

•

Following a complaint lodged by British Telecom, the Spanish Competition Commission (CNC) announced the opening of a sanctions procedure against Orange, Telefonica and Vodafone for abuse of dominant position in various markets of the Spanish mobile phone sector. The CNC has 18 months to conduct its investigations.

Consolidated financial statements 2011

15.2

Other proceedings

Civil and commercial proceedings, arbitration

•

On February 7, 2011, the Federal Supreme Court of Switzerland rejected the motion lodged by Euskatel to set aside the award issued on July 6, 2010 by a ICC arbitral tribunal located in Geneva ordering Euskatel to pay 222 million euros (plus interests) in damages to the France Telecom Group, in particular for violating of non-competition commitments taken by Euskatel when France Telecom purchased the mobile operator Auna in 2005. On June 29, 2011, the High Court of Justice of the Basque Country announced the opening of the examination of the exequatur request. Its decision is expected shortly.

These damages are classified as a contingent asset as defined by IAS 37 “provisions, contingent assets and liabilities”.

•

On and after December 2003, Gerhardt Schmid, former MobilCom CEO, and other minority shareholders of MobilCom including Millenium, brought legal actions against France Telecom through three different procedures, either for hidden domination of MobilCom, or for breach of the partnership created by the Cooperation Framework Agreement (CFA) dated March 23, 2000 in respect of the roll out of UMTS in Germany. They claimed indemnification from the prejudice allegedly suffered pursuant to the abandonment of the UMTS project, materialized by the drastic drop of the MobilCom share price, and valued at several billion euros. As of this date, two out of three actions have been definitely rejected.

Alongside these direct claims against France Telecom, disputes are still on going against decisions of the Shareholders’ Meetings of MobilCom, which became Freenet. France Telecom is not a party to these disputes but Freenet could be compelled to take legal actions against it in case of success of these disputes. In particular, a number of shareholders challenge the validity of the capital increase made to allow France Telecom’s subscription of MobilCom shares in November 2000, and consequently the exchange ratio retained when merging with Freenet. The claim has not evolved significantly since it was introduced in 2007 and does not seem to have serious chances to prosper.

•

In 2001, a dispute arose over the interpretation of a turn-key contract for the sale of a fiber optic transmission system, known as North-South Link (NSL), by the Danish company DPTG to the State-owned Polish Post, Telegraph and Telephone, the predecessor of TP S.A. The contract was signed in 1991 and the NSL was activated in 1994. The financial clause of the contract provided for payment of part of the price by allocating to DPTG 14.8% of the revenues from the NSL for fifteen years from the system’s installation, that is, from January 1994 to January 2009. As early as 1999, the parties came into disagreement regarding the calculation of this revenue, and, in 2001, DPTG initiated CNUDCI arbitration proceedings in Vienna (Austria). In 2008, the tribunal Chairman decided to split the arbitral investigation process into two time periods, from January 1994 to June 2004 and from July 2004 to January 2009. On August 24, 2010, the tribunal rendered its partial award with reference to the first period: TP S.A. was ordered to pay the equivalent of 276 million euros in principal – i.e. 396 million euros including interest as of the date of the award. TP S.A. filed a motion to set aside the award and took legal actions to resist its enforcement. On January 14, 2011, DPTG filed a new claim of 320 million euros relating to the second period.

On January 12, 2012, TP S.A. and DPTG signed a settlement agreement that brought the dispute and its various related procedures to an end. TP S.A. paid DPTG a total of 550 million euros and DPTG waived in return all of its rights and actions. As a consequence of this transaction, TP S.A. increased its provision from 542 million euros to 550 million euros as at December 31, 2011.

•

In 2004, Suberdine, distributor of Orange offers in France from 1995 to 2003, and some of its shareholders initiated proceedings against Orange France before the Paris Commercial Court. Suberdine claimed that Orange had unlawfully terminated their business relationship and attributed to Orange the responsibility for its bankruptcy, which occurred at the end of 2003. Suberdine’s monetary claims together with those of the shareholders amounted to 778 million euros. In March 2006, the Paris Commercial Court ordered Orange to pay Suberdine 12 million euros and dismissed the shareholders’ claim. On November 26, 2008, the Paris Court of Appeal held Suberdine voluntary liquidator’s appeal to be void and that of the shareholders to be inadmissible and unfounded. As a result, Orange France implemented the court’s March 2006 judgement. On April 13, 2010 the French Supreme Court, rescinded the appeal decision insofar as it declared void the appeal lodged by the voluntary liquidator. On May 31, 2011, the Paris Court of Appeal (with a different composition) upheld the decision of the Paris Commercial Court of March 2006 but on different grounds. Suberline filed a new motion to the Supreme Court.

•

In 1991, Lectiel (formerly Filetech) brought proceedings before the Paris Commercial Court claiming anti-competitive practices by France Telecom and demanding that the subscriber directory database be delivered to it without charge. Following the refusal of its claim in January 1994, Lectiel brought an appeal before the Paris Court of Appeal. Numerous other proceedings were brought which interfered with this main claim, including Lectiel’s claim before the Competition Council which, on September 29, 1998, imposed a fine on France Telecom of 1.52 million euros and ordered it to give access to its directory database at “cost-oriented prices”. In December 2006, Lectiel increased its monetary claim to 376 million euros and claimed for the delivery without charge of the directory database, together with daily updates, subject to penalties for non-compliance of 1.5 million euros per day. On September 30, 2008, the Court of Appeal rejected all of Lectiel’s claims and ordered it to pay damages of 3.9 million euros to France Telecom for unauthorised use of its database. On December 23, 2008, the court-appointed liquidator of the company Groupadress, who had intervened in the proceedings, appealed the decision to the French Supreme Court. On March 23, 2010 the Supreme Court rescinded the appeal decision because the judges ruling on the substance of the case failed to appraise the consequences of the wrong committed by France Telecom before 1999 with reference to competition law, regarding which wrong, incidentally, a final judgement had been passed. The Paris Court of Appeal (with a different composition) will have to find out whether this wrongdoing caused a prejudice to Lectiel or not – a prejudice which, taking into account the circumstances, France Telecom considers in any event to be non-existent. Its decision is expected during the first half of 2012.

Consolidated financial statements 2011

•

In 2007, the minority shareholders of FTML, who hold 33% of the share capital, filed suit against France Telecom in the Paris Commercial Court seeking payment of compensation provisionally estimated at 97 million US dollars. They claim that France Telecom imposed upon its Lebanese subsidiary and against the latter’s interests the settlement agreement of January 12, 2006 under which FTML and its majority shareholder FTMI resolved their disputes with the Lebanese government in connection with the BOT contract for a mobile telephone network in Lebanon, thereby depriving the minority shareholders of their share of the sum of 266 million US dollars awarded to FTML and FTMI by the arbitration rulings of January and April 2005. France Telecom believes that it has at no time taken any action contrary to the best interests of its subsidiary and it regards the claim as entirely unfounded. On September 8, 2010 the Paris Commercial Court held the summons served on FTML to be void and dismissed the plaintiffs from all their claims against France Telecom S.A. On October 29, 2010, the minority shareholders appealed against this judgment maintaining their allegation of inaccurate intrusion of France Telecom in the powers of the governing bodies of its sub-subsidiary FTML to the detriment of the latter. The Court of Appeal’s decision is expected in 2012.

Administrative litigation

•

In November 2000, the Société Nationale des Chemins de Fer Français (SNCF) brought proceedings with the Paris Administrative Court in which it claimed payment from France Telecom of compensation set at 135 million euros (excluding interest) for its use of SNCF railway infrastructure between 1992 and the end of 1996. In addition, SNCF sought the appointment of an expert to calculate the amount of variable compensation it considered to be owed to it in addition to the fixed compensation. According to SNCF calculations, this variable compensation amounted to 352 million euros. In December 2010, the SNCF increased the amount of its claim to 562 million euros. France Telecom does not contest the fact that payment is due for the period since July 29, 1996, but believes that the action is unfounded for the period prior to that date. On March 11, 2004, the Paris Administrative Court held SNCF claims to be inadmissible, a decision upheld by the Paris Administrative Court of Appeal on May 24, 2007. However, On April 15, 2011, the French Administrative Supreme Court (Conseil d’Etat) overuled this decision and admitted SNCF’s standing. France Telecom will be able to assess the risks attached to this dispute when the procedure is actually reopened and SNCF files its pleas before the Paris Administrative Court of Appeal.

Other than proceedings that may be initiated in respect of tax audits, as disclosed in Note 10.1, there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending or threatened, of which France Telecom is aware of which may have or have had in the last twelve months a material impact on the Company’s and/or Group’s financial position or profitability.

Consolidated financial statements 2011

NOTE 16   SUBSEQUENT EVENTS

Bond placement in the USA

In January 2012, France Telecom placed a 900 million US dollar bond in the US in one tranche. The bond matures in 2042 and bears interest at the rate of 5.375%.

4G license en France

In January 2012, the ARCEP issed the authorization to use the 10MHz duplex frequency block in the 800MHz band; France Telecom paid 891 million euros for this award at the beginning of January 2012 (see Note 14).

Final settlement agreement between TPSA and DPTG

On January 12, 2012, TP S.A. (Telekomunikacja Polska S.A.), a 50.21%-owned subsidiary of France Telecom, and DPTG (Danish Polish Telecommunications Group) signed a settlement agreement ending the dispute between the two groups. Since that date, TP S.A. has paid 550 million euros to DPTG and DPTG has renounced all rights and withdrew all actions (see Note 14).

Disposal of Orange Austria

On February 2, 2012, France Telecom and its partner Mid Europa Partners (MEP), which respectively own 35% and 65% of Orange Austria, signed an agreement for the sale of their participation to Hutchison 3G Australia.

The closing of Orange Austria divestment remains subject to certain suspensive contractual conditions, including the approval of the Austrian Competition and Telecom Regulation Authorithies. This transaction will end France Telecom engagements on Orange Austria Group’s shares. In particular it will extinguished France Telecom’s call option on MEP’s investment in Orange Austria, exercable until June 21, 2013, at a price equal to the market value subject to a bottom price.

This transaction should result in France Telecom receiveing approximately 70 million euros in exchange for its share in Orange Austria.

Mobinil ECMS

France Telecom and Orascom Telecom Media and Technology Holding Company S.A.E. (OTMT) entered into discussions to amend their 2010 shareholders' agreement relating to their investments in ECMS and Mobinil. These discussions relate to the put and call options that the parties had granted to each other. FT and OTMT entered into a non-binding draft agreement relating to their investments in Mobinil and ECMS, whereby the parties are considering the following:

•

OTMT would sell most of its shares in Mobinil/ECMS to FT ahead of schedule, at the price of 202.5 Egyptian pounds (EGP) per ECMS share. FT would then launch a public tender offer for the remaining ECMS shares outstanding, in accordance with the applicable laws. This offer would be subject to approval by the Egyptian market authority (EFSA).

•

OTMT would retain a 5% interest in ECMS.

•

FT and OTMT would amend certain stipulations of the 2010 Mobinil shareholders' agreement so that the company's governance would be adjusted to accommodate the new shareholder base and to incorporate the customary minority shareholder protection mechanisms.

•

OTMT would retain its voting rights and would keep a representation at the board of directors, similar to those rights and representation it currently has.

Any such transaction would be subject to finalization of the agreements as well as to approval by the board of directors of both parties and by the regulatory authorities.

Disposal of Orange Suisse

The competent competition and regulatory authorities have approved in February 2012, the acquisition of Orange Suisse by investment funds advised by Apax Partners (see note 2).

No material events other than those described in this note occurred between the 2011 financial year-end and February 21, 2012, the reporting date of the financial statements for the year ended December 31, 2011.

Consolidated financial statements 2011

NOTE 17   SCOPE OF CONSOLIDATION AND ASSOCIATES

The main changes in scope of consolidation for the year ended December 31, 2011 are set out in Note 2. Special-purpose entities included within the scope of consolidation are mainly companies linked to securitization operations. The table below covers the principal legal holdings.

COMPANY		COUNTRY
France Telecom S.A.	Parent company	France

Consolidated companies
France Segment	% interest	Country
CAPS Très Haut Débit	100.00	France
Cityvox	100.00	France
Compagnie Européenne de Téléphonie	100.00	France
Compagnie Générale d'Imagerie Numérique	100.00	France
Corsica Haut Débit	100.00	France
FCT Valmy SCE	100.00	France
FCT Valmy SCP	100.00	France
Gironde Haut Débit	100.00	France
Générale de Téléphone	100.00	France
Languedoc Roussillon Haut Débit	100.00	France
Laval Haut Débit	100.00	France
Morbihan Haut Débit	100.00	France
Nordnet	100.00	France
Orange Assistance	100.00	France
Orange Caraïbes	100.00	France
Orange Distribution	100.00	France
Orange France SA	100.00	France
Orange Mayotte	100.00	France
Orange Promotions	100.00	France
Orange Réunion	100.00	France
SPM Telecom (Saint Pierre et Miquelon)	70.00	France
Somme Haut Débit	100.00	France
w-HA	100.00	France
Photo Service Luxembourg	100.00	Luxembourg

Spain Segment	% interest	Country
France Telecom España	100.00	Spain
Inversiones en Telecomunicaciones	66.67	Spain
Orange Catalunya Xaxet de Telecomunicacións S.A.	100.00	Spain
Telecom Espana Distribucion S.A.	100.00	Spain
Atlas Services Nederland (ASN)	100.00	Netherlands

Poland Segment	% interest	Country
TP SA Eurofinance France	50.21	France
Bilbo Sp.Zoo.	50.21	Poland
Contact Center Sp.Zoo.	50.21	Poland
Exploris	50.21	Poland
Fundacja Orange	50.21	Poland
Integrated Solutions Sp.Zoo.	50.21	Poland
OPCO Sp.Zoo.	50.21	Poland
ORE (Otwarty rynek Elektroniczny)	50.21	Poland
Orange Customer Service Sp.Zoo.	50.21	Poland
PTE TP SA	50.21	Poland
PTK Centertel	50.21	Poland
Paytel SA	50.21	Poland
Ramsat SA	50.21	Poland
TP Invest	50.21	Poland
TP SA	50.21	Poland
TP SA Eurofinance	50.21	Poland
TP SA Finance	50.21	Poland
TP Teltech	50.21	Poland
Telefon 2000	50.21	Poland
Telefony Podlaskie	44.83	Poland
Wirtualna Polska	50.21	Poland

Consolidated financial statements 2011

Rest of the World Segment	% interest	Country
Sofrecom Algérie	100.00	Algeria
Sofrecom Argentina	100.00	Argentina
Orange Armenia	100.00	Armenia
Lightspeed Communications (1)	26.01	Bahrain
Mobistar	52.91	Belgium
Mobistar Entreprise Services	52.91	Belgium
Orange Botswana Pty	73.68	Botswana
Fimocam	100.00	Cameroon
Orange Cameroon	94.40	Cameroon
Orange Cameroon Multimedia Services	94.40	Cameroon
Côte d'Ivoire Telecom (4)	45.90	Côte d'Ivoire
Côte d'Ivoire Multimédia (4)	45.90	Côte d'Ivoire
Orange Côte d'Ivoire	85.00	Côte d'Ivoire
ECMS (2)	36.36	Egypt
Link Egypt (2)	36.36	Egypt
LINKdotNET (2)	36.36	Egypt
Mobinil	71.25	Egypt
Mobinil Services Company (2)	36.33	Egypt
Mobinil for Importing S A E (2)	36.71	Egypt
FCR (France Câbles et Radios)	100.00	France
FCR Côte d'Ivoire (4)	90.00	France
Sofrecom	100.00	France
StarAfrica	100.00	France
Orange Bissau (3)	38.10	Guinea-Bissau
Orange Guinée (3)	37.83	Guinea
E-dimension	51.00	Jordan
JIT CO	100.00	Jordan
Jordan Telecom Cie	51.00	Jordan
Mobilecom	51.00	Jordan
Wanadoo Jordan	51.00	Jordan
Telkom Kenya Ltd (5)	40.03	Kenya
Orange Liechtenstein	100.00	Liechtenstein
Orange Communications Luxembourg	52.91	Luxembourg
Orange Madagascar	71.79	Madagascar
Orange Mali (3)	29.65	Mali
Sofrecom Maroc	100.00	Morocco
Sofrecom Services Maroc	100.00	Morocco
Rimcom	100.00	Mauritius
Orange Moldova	94.31	Moldavia
Groupement Orange Services	65.80	Côte d'Ivoire
Orange Niger	82.66	Niger
Orange Uganda Ltd	65.93	Uganda
Sofrecom Polska	100.00	Poland
Orange Romania	96.82	Romania
Universal 2002	100.00	Romania
Orange Centre Afrique	100.00	Central African Republic
Pan Communication Investments	100.00	Democratic Republic of the Congo
Congo Chine Telecom	100.00	Democratic Republic of the Congo
Orange Dominicana SA	100.00	Dominican Republic
Orange CorpSec	100.00	Slovakia
Orange Slovensko	100.00	Slovakia
Orange Communications (OCH)	100.00	Switzerland
Orange Network SA	100.00	Switzerland
Sonatel Business Solutions (3)	42.33	Senegal
Sonatel (3)	42.33	Senegal
Sonatel Multimedia (3)	42.33	Senegal
Sonatel Mobile (3)	42.33	Senegal
Sofrecom Thailand	100.00	Thailand
FCR Vietnam PTE Ltd	74.00	Vietnam

(1) France Telecom owns and controls 51% of Jordan Telecom, which owns and controls 51% of Lightspeed Communication; hence, France Telecom owns a 26% interest in Lightspeed Communications.
(2) Controlled through Mobinil, which owns 51% of the company.

(3) France Telecom controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders' agreement as supplemented by the Strategic Committee Charter dated July 13, 2005.

(4) France Telecom owns and controls 90% of FCR Côte d’Ivoire, which owns and controls 51% of Côte d’Ivoire Telecom, which in turn owns and controls 100% of Côte d’Ivoire Multimedia; hence, France Telecom owns 45.9% of Côte d’Ivoire Telecom and 45.9% of Côte d’Ivoire Multimedia, respectively.

(5) France Telecom owns and controls 78.5% of Orange East Africa, which in turn owns and controls 51% of Telkom Kenya Ltd; hence, France Telecom owns a 40.03% interest in Telkom Kenya Ltd.

Consolidated financial statements 2011

Enterprise Segment	% interest	Country
GlobeCast Africa Pty Ltd	100.00	South Africa
Globecast South Africa (Proprietary) Ltd	51.00	South Africa
Etrali (Germany)	100.00	Germany
Silicomp Belgium	100.00	Belgium
Silicomp Benelux	100.00	Belgium
Silicomp Canada Inc	100.00	Canada
Etrali Beijing	100.00	Chine
Data & Mobiles IB	100.00	Spain
Etrali SA (Spain)	100.00	Spain
Etrali North America LLC	100.00	USA
FT Corporate Solutions LLC	100.00	USA
GlobeCast America Incorporated	100.00	USA
Netia Inc	100.00	USA
Almerys	64.00	France
Assistance Logiciels et Systèmes	100.00	France
Data & Mobiles international	100.00	France
EGT	100.00	France
Etrali France	100.00	France
Etrali SA	100.00	France
FIME	100.00	France
GlobeCast France	100.00	France
GlobeCast Holding	100.00	France
GlobeCast Reportages	100.00	France
Groupe Diwan	99.92	France
IT&Labs	99.60	France
Multimedia Business Services	100.00	France
Neocles Corporate	100.00	France
Netia	100.00	France
Network Related Services	100.00	France
Obiane	99.99	France
Orange Consulting	100.00	France
SCI Groupe Silicomp	100.00	France
Telefact	69.53	France
Etrali Hong Kong Ltd	100.00	Hong Kong
Silicomp China Ltd	100.00	Hong Kong
Silicomp India	100.00	India
Etrali SpA Italie	100.00	Italy
GlobeCast Italie	100.00	Italy
Etrali KK	100.00	Japan
Silicomp (Malaysia) SDN BHD	100.00	Malaysia
France Telecom Servicios	100.00	Mexico
Newsforce Intern. Holdings	100.00	Netherlands
Equant BV	100.00	United Kingdom
Etrali UK Ltd	100.00	United Kingdom
GlobeCast UK	100.00	United Kingdom
GlobeCast Moskva	100.00	Russia
Etrali Singapore Pts	100.00	Singapore
GlobeCast Asie	100.00	Singapore
Silicomp Asia Pte Ltd	100.00	Singapore
Etrali	99.17	Switzerland
Telecom Systems	100.00	Switzerland
Feima Ltd	100.00	Taiwan
Silicomp Taiwan	100.00	Taiwan

Consolidated financial statements 2011

International Carriers & Shared Services Segment	% interest	Country
Atlas Congo Investments	100.00	Belgium
Atlas International Investments	100.00	Belgium
Atlas River Investments	100.00	Belgium
Atlas Services Belgium	100.00	Belgium
Orange Belgium	100.00	Belgium
Wirefree Services Belgium	100.00	Belgium
FT R&D Beijing Ltd Co	100.00	China
Orange Venture Capital Investment Company Ltd	100.00	China
Orange Venture Capital Investment Management Company Ltd	100.00	China
Wirefree Services Denmark	100.00	Denmark
Orange Advertising Services	100.00	Spain
Eresmas Interactiva Inc.	100.00	USA
FT Participations US Inc.	100.00	USA
FT R&D LLC San Francisco	100.00	USA
FT Long Distance USA	100.00	USA
FT Participations Holding Inc.	100.00	USA
FCT Titriobs	100.00	France
FCT Valmy SCR	100.00	France
FT Marine	100.00	France
FT Technologies Investissement	100.00	France
FT IMMO GL	100.00	France
FT IMMO Gestion	100.00	France
FT IMMO H	100.00	France
FTMI	100.00	France
France Telecom Lease	100.00	France
Francetel	100.00	France
Innovacom Gestion	67.94	France
Les Films du Cherche Midi	99.42	France
Orange Capital	100.00	France
Orange Capital Investment	99.84	France
Orange Capital Investment Management	100.00	France
Orange Capital Management	100.00	France
Orange Cinéma Series	100.00	France
Orange East Africa	78.50	France
Orange Participations	100.00	France
Orange Prestations TV	100.00	France
Orange Projets Publics	100.00	France
Orange SA	100.00	France
Orange Sports	100.00	France
Orange Vallée	100.00	France
RAPP 9	100.00	France
RAPPtel SAS	100.00	France
RAPP 26	100.00	France
Sofinergie 5	99.42	France
Sofinergie CAPAC	99.78	France
Soft At Home	70.58	France
Studio 37	100.00	France
Telincom Courtage	100.00	France
Viaccess	100.00	France
GOA Games Services Ltd	100.00	Ireland
Orca Interactive	100.00	Israel
Elettra s.p.a.	100.00	Italy
FT Japan	100.00	Japan
FTM Liban	67.00	Lebanon
Miaraka	100.00	Madagascar
Chamarel Marine Services	100.00	Mauritius
Telsea Mauritius	60.80	Mauritius
StarMedia Mexico	99.60	Mexico
MMT Bis	100.00	Moldavia
France Telecom R&D Ltd	100.00	United Kingdom
Freeserve Investments Ltd	100.00	United Kingdom
Orange 3G Ltd	100.00	United Kingdom
Orange Brand Services Ltd	100.00	United Kingdom
Orange Corporate Services Ltd	100.00	United Kingdom
Orange Digital Ltd	100.00	United Kingdom

Consolidated financial statements 2011

Orange Direct Ltd UK	100.00	United Kingdom
Orange Global Ltd	100.00	United Kingdom
Orange International Ltd	100.00	United Kingdom
Orange Telecommunications Group Ltd	100.00	United Kingdom
Unanimis Consulting Ltd	100.00	United Kingdom
Unanimis Holdings Ltd	100.00	United Kingdom
Orange Sverige	100.00	Sweden

Investment accounted for under the equity method
France Segment	% interest	Country
Buyster	28.25	France
Darty France Telecom	50.00	France
GIE Preventel	27.90	France

Spain Segment	% interest	Country
Safelayer	16.21	Spain

Poland Segment	% interest	Country
NetWorkS! Sp.Zoo.	25.11	Poland

Rest of the World Segment	% interest	Country
Irisnet	26.45	Belgium
Getesa	40.00	Equatorial Guinea
Korek Telekom	20.24	Iraq
Medi Telecom	40.00	Morocco
Call Services	40.00	Mauritius
Cellplus Mobile Communications	40.00	Mauritius
Mauritius Telecom	40.00	Mauritius
Telecom Plus	40.00	Mauritius
Teleservices	40.00	Mauritius
Orange Tunisie	49.00	Tunisia
Orange Tunisie Internet	49.00	Tunisia
Telecom Vanuatu (6)	70.00	Vanuatu

(6) The France Telecom Group does not control Telecom Vanuatu, as neither France Câbles et Radios, which owns 50.01% of that company, nor Mauritius Telecom, which owns 49.99%, have control  over Vanuatu Telecom .

Enterprise Segment	% interest	Country
GlobeCast Australia	50.00	Australia
Arkadin	19.93	France
CNTP Extelia	34.00	France

International Carriers & Shared Services Segment		Country
Cato Telekommunikationsdienste	50.00	Germany
Orange Austria subgroup	35.00	Austria
Buyin	50.00	Belgium
Cascadia (7)	35.21	France
Odyssey Music Group (Deezer)	11.00	France
Dailymotion	49.07	France
Nakama (8)	2.06	France
Procurement Services France	50.00	France
Sonaecom	20.00	Portugal
Everything Everywhere	50.00	United Kingdom

(7) Orange Participations owns 34.15% of Cascadia directly and 1.06% indirectly  via Nakama.

(8) As Orange Participations holds a seat on the Board of Directors of Nakama, it exerts significant influence over the company.

Consolidated financial statements 2011

NOTE 18   ACCOUNTING POLICIES

This note describes the accounting policies applied to prepare the consolidated financial statements as at December 31, 2011.

18.1

Principle for preparation of consolidated financial statements

Presentation

Income statement

Expenses are presented in the income statement based on their nature.

Operating income corresponds to net income before:

•

finance income;

•

finance costs;

•

income taxes (current and deferred taxes);

•

net income of discontinued operations or operations held for sale which represents a major line of business or geographical area of operations.

Statement of comprehensive income

This statement reconciles the consolidated net income to the comprehensive income for the period. Items presented in other comprehensive income are presented on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The statement of comprehensive income presents other items of income and expense before tax ("components of other comprehensive income") which are not recognized in consolidated net income for the period:

•

items that will not be reclassified to profit or loss

•

remeasurement of actuarial gains or losses on defined benefit plans;

•

other comprehensive income of the entities accounted for under equity method (post-tax);

•

items that may be reclassified subsequently to profit or loss

•

remeasurement of assets held for sale;

•

remeasurement of cash flow hedge instruments;

•

remeasurement of net investment hedge instruments;

•

currency translation adjustment;

•

total amount of tax relating to the above items;

•

other comprehensive income of the entities accounted for under equity method (post-tax).

Statement of financial position

Current and non-current items are presented separately in the statement of financial position: assets and liabilities with a term of no more than twelve months are classified as current whereas, assets and liabilities with a term of more than twelve months are classified as non-current.

Assets and liabilities held for sale are reported on a separate line under non-current items in the statement of financial position.

Statement of cash flows

The statement of cash flows is reported using the indirect method from the consolidated net income and is broken down into three categories:

•

cash flows arising from operating activities;

•

cash flows arising from investing activities;

•

cash flows arising from financing activities.

Finance interests and income taxes are included in cash flows arising from operating activities.

On the acquisition date, a finance lease has no effect on cash flows since the transaction is non-monetary. Lease payments over the financing period are separated between interest (cash flows from operating activities) and reimbursement of principal amount (cash flows arising from financing activities).

Consolidated financial statements 2011

Segment reporting

The operating segments are components of the Group that engage in business activities and whose operating results based on the internal reporting are reviewed by the Chief Executive Officer (the chief operating decision-maker) in order to determine the allocation of resources and to assess of the operating segments' performance.

The Group reports six operating segments: France, Poland, Spain, Rest of the World, Enterprise and International Carrier and Shared Services (IC & SS) to which is added the United Kingdom which is reported as discontinued operations until April 1, 2010 and, from this date onwards, Everything Everywhere, the joint venture with Deutsche Telekom in the United Kingdom. The reported segment Rest of the World comprises the other operating segments formed by the telecommunications operator activities in the other European countries, Africa and Middle East.

Each of the segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, and other shared competencies; this is the role of the IC & SS segment.

The use of shared resources is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user's EBITDA. The cost of shared resources may be affected by changes in contractual relationship or organization and may therefore impact the segment results disclosed from one year to another.

Unallocated assets and liabilities comprise mainly external net financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities as well as equity. Inter-segments operating assets and liabilities are reported in each operating segment. The items of internal financial debt and financial investments are not reported in the segments.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities and share of profits (losses) of associates) is one of the key measures of operating profitability used by the Group internally to i) manage and assess the results of its operating segments, ii) implement its investments and resource-allocation strategy, and iii) assess the performance of the Group Executive Management. The Group's management believes that EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, EBITDA is presented in the analysis by operating segment, in addition to operating income.

EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. EBITDA is provided as additional information only and should not be considered as a substitute for operating income or net cash provided by operating activities.

Acquisitions, disposals and changes in scope of consolidation

Subsidiaries that are controlled exclusively by the Group, directly or indirectly, are fully consolidated. Control is deemed to exist when the Group owns more than 50% of the voting rights of an entity, or has power:

•

over more than one half of the voting rights of the other entity by virtue of an agreement;

•

to govern the financial and operating policies of the other entity under a statute or agreement;

•

to appoint or remove the majority of the Members of the Board of Directors or equivalent governing body of the other entity; or

•

to cast the majority of votes at meetings of the Board of Directors or equivalent governing body of the other entity.

In accordance with SIC-12, special purpose entities (SPE) are consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. The SPE set up in connection with the Group's securitization programs are consolidated in accordance with the provisions of IAS 27 and the related interpretation SIC-12.

Companies that are controlled jointly by the Group and a limited number of other shareholders and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, account is taken of the existence and effect of any exercisable or convertible potential voting rights at the date of the end of the reporting period.

Material intragroup transactions and balances are eliminated in consolidation.

Takeovers (business combinations)

For agreements closed on or after January 1, 2010

Business combinations are accounted for applying the acquisition method:

•

the acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration. Subsequent changes in contingent consideration are accounted for either through profit or loss or through other comprehensive income in accordance with the applicable standards;

•

goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date and is recognized as an asset in the statement of financial position.

Consolidated financial statements 2011

For each business combination with ownership interest below 100%, non-controlling interests are measured:

•

either at fair value: in this case, goodwill relating to non-controlling interests is recognized; or

•

at the non-controlling interest's proportionate share of the acquiree's identifiable net assets: in this case, goodwill is only recognized for the share acquired.

Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is remeasured at fair value at the acquisition date through operating income. The attributable other comprehensive income, if any, is fully reclassified in operating income.

For agreements closed between January 1, 2004 and December 31, 2009

For business combinations over this period, the main accounting treatment differences compared with the above described accounting treatment are:

•

acquisition-related costs are accounted for as acquisition cost;

•

non-controlling interests are measured at the non-controlling interest's proportionate share of the acquiree's identifiable net assets, i.e. with no recognition of goodwill;

•

when a business is achieved in stages, the previously held equity interest is remeasured at fair value against equity;

•

contingent consideration, if any, is recognized against the acquisition cost at the acquisition date if the adjustment is probable and can be measured reliably. Subsequent changes in contingent consideration are accounted for against goodwill.

Loss of control with residual equity interest

For agreements closed on or after January 1, 2010

Loss of control while retaining a residual equity interest is analyzed as a swap of assets, i.e. a disposal of a controlling interest in exchange for an acquisition of a non-controlling interest. Hence, the follow occurs at the date when control is lost:

•

the recognition of a gain or loss on disposal which comprises:

•

a gain or loss resulting from the ownership interest disposed; and

•

a gain or loss resulting from the remeasurement at fair value of the ownership interest retained in the entity;

•

the reclassification in profit or loss of all related other comprehensive income balances.

For agreements closed before January 1, 2010

Loss of control while retaining a residual equity interest results in:

•

recognizing a gain or loss resulting only from the ownership interest actually disposed;

•

carrying at historical cost the previously held equity interest.

Change in ownership interest in a subsidiary

For agreements closed on or after January 1, 2010

Changes in the Group's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions, with no effect on profit or loss or on other comprehensive income.

For agreements closed before January 1, 2010

Accounting for the acquisition of non-controlling interests was not addressed by IFRSs until 2009. Therefore, the Group historically applied the French GAAP accounting treatment, which consists of recognizing as goodwill the difference between the acquisition cost of non-controlling interests and the minority interest share in the net equity, with no purchase price allocation.

A gain or loss on disposal relating to the equity interest actually disposed is recognized on transactions which do not result in a loss of control.

IFRSs do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

•

the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer's accounts;

•

the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Consolidated financial statements 2011

Foreign currencies

Determination of the functional currency and foreign operations

The functional currency of foreign operations located outside the euro area is usually the local currency unless the major financing flows are performed by reference to another currency (such as for example the entities Orange in Romania, Congo China Telecom in the Democratic Republic of the Congo).

Transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at the year-end exchange rate at the end of each reporting period and the resulting translation differences are recorded in the income statement:

•

in operating income for commercial transactions;

•

in finance income or finance costs for financial transactions.

Both for transactions qualifying for fair value hedge accounting and for economic hedges, the change in fair value currency derivatives that can be attributed to changes in exchange rate is accounted for in operating income when the underlying hedged item is a commercial transaction and in finance income when the underlying hedged item is a receivable or a financial debt.

As the hedged item is not recognized in the statement of financial position for a cash flow hedge of a highly probable forecast transaction, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income and reclassified in:

•

profit or loss in accordance with the precedent method with respect to financial assets and liabilities;

•

the initial cost of the hedged item with respect to the non-financial assets and liabilities.

Foreign exchange risk arising on net operating cash flows, less purchases of property, plant and equipment and intangible assets and proceeds from sales of property, plant and equipment and intangible assets of some entities, may be hedged by the Group. The impact of this hedge is recorded in the operating income.

Foreign operations' financial statements translation

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyperinflationary economy are translated into euros (the Group's presentation currency) as follows:

•

assets and liabilities are translated at the year-end rate;

•

items in the statement of income are translated at the average rate for the year;

•

the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

Recycling of exchange differences recognized in other comprehensive income

The exchange differences are reclassified to profit or loss when the entity dispose or partially dispose (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through sale, liquidation, repayment of share capital or abandonment of all, or part of, that entity. The write-down of the carrying amount of a foreign operation, either because of its own losses of because of an impairment recognized, does not lead to a reclassification to profit or loss.

Exchange differences, reclassified from equity to profit or loss, are classified in the income statement within:

•

net income of discontinued operations, when a major line of business or geographical area is disposed;

•

gain (losses) on disposal of businesses and assets, when other businesses are disposed;

•

reclassification of cumulative translation adjustment from liquidated entities, when liquidation or discontinued operations.

Consolidated financial statements 2011

18.2

Revenues

Revenues

Revenues from the Group's activities are recognized and presented as follows, in accordance with IAS 18:

Separable components of bundled offers

Numerous service offers on the Group's main markets include two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk plan).

For the sale of multiple products or services, the Group evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting. A delivered item is considered a separate unit of accounting if (i) it has value to the customer on a standalone basis and (ii) there is objective and reliable evidence of the fair value of the undelivered item(s). The total fixed or determinable amount of the arrangement is allocated to the separate units of accounting based on its relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non contingent amount. This case arises in the mobile business for sales of bundled offers including a handset and a telecommunications service contract. The handset is considered to have value on a standalone basis to the customer, and there is objective and reliable evidence of fair value for the telecommunications service to be delivered. As the amount allocable to the handset generally exceeds the amount received from the customer at the date the handset is delivered, revenue recognized for the handset sale is generally limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset.

For offers that cannot be separated into identifiable components, revenues are recognized in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When equipment -- associated to the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives a commission for signing up the customer, the related revenue is:

•

recognized when the equipment is sold to the end-customer;

•

assessed by the Group taking into account the best estimate of the retail price and any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

Service revenues

Revenues from telephone service and Internet access subscription fees as well as those from the wholesale of access are recognized in revenue on a straight-line basis over the subscription period.

Revenues from charges for incoming and outgoing telephone calls as well as those from the wholesale of traffic are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables as well as those from local loop unbundling are recognized on a straight-line basis over the life of the contract.

Revenues from Internet advertising are recognized over the period during which the advertisement appears.

Equipment rentals

Equipment for which a right of use is granted is analyzed in accordance with IFRIC 4 in order to determine whether IAS 17 is applicable.

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

Content sales

The accounting for revenue sharing arrangements and supply of content depends on the analysis of the facts and circumstances surrounding these transactions. Thus, an analysis is performed using the following criteria in order to determine if the revenue must be recognized on:

•

a gross basis when the Group:

•

is the primary obligor in the transaction with respect to the end-customer; for instance, it has discretion in supplier selection, it is involved in the determination of content specifications (service or product);

•

bears inventory risk;

•

has reasonable latitude in setting the price invoiced to the end-customer;

•

bears the credit risk.

•

a net basis when:

•

the service provider is responsible for the service and for setting the price to be paid by the subscriber;

•

the content provider is responsible for supplying the content to the end-customer and for setting the price.

Consolidated financial statements 2011

These principles are applied, among others, for revenue-sharing arrangements (Audiotel, premium rate number, special numbers, etc.) and for revenues from the sale or supply of content (audio, video, games, etc.) via the Group's various communications systems (mobile, PC, TV, fixed line, etc.).

Customized contracts

The Group offers customized solutions, in particular to its business customers. The related contracts are analyzed as multiple-element transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts, if certain conditions are fulfilled, are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by the Group under these contracts are recognized in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

Promotional offers

Revenues are stated net of discounts. For certain commercial offers, where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract may be spread over the fixed, non-cancelable period.

Loyalty programs

Points awarded to customers are treated as a separable component to be delivered in the transaction that triggered the acquisition of points. Part of the invoiced revenue is allocated to these points based on their fair value taking into account an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. Fair value is defined as the excess price over the sales incentive that would be granted to any new customer. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contractual renewal obligation.

Penalties

The Group's commercial contracts contain service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments given by the Group on the order process, the delivery process, and after sales services. If the Group fails to comply with one of these commitments, it pays compensation to the end-customer, usually in the form of a price reduction which is deducted from revenues. Such penalties are recorded when it becomes probable that they will become due based on the non-achievement of contractual terms.

Trade receivables

The trade receivables are mainly short-term with no stated interest rate and are measured at original invoice amount.

Impairment of trade receivables is based on two methods:

•

a statistical method: it is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over a homogenous group of receivables with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices).

•

a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (domestic and international), local, regional and national authorities and for large accounts of Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivables. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical database and individually impaired.

18.3

Purchases

External purchases, other operating expense

Subscriber acquisition and retention costs

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense in the period in which they are incurred, that is to say on acquisition or renewal. In some cases, contractual clauses with retailers provide for a profit-sharing based on the recognized and paid revenue: the profit-sharing amount is expensed when the revenue is recognized.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred.

Consolidated financial statements 2011

Taxes

The Group has analyzed the characteristics of the Territorial Economic Contribution (CET) paid in France and concluded that the CET is a tax and not an income tax.

In accordance with the IAS 20 criteria, the Research Tax Credit (CIR) represents a research and development government grant, hence it is accounted for against operating income rather than a decrease in income taxes.

Broadcasting rights and equipment inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

Trade payables

Interest-free payables are booked at their nominal value.

18.4

Employee benefits

Post-employment benefits and other long-term benefits

Depending on the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits, among others:

•

civil servant's pension plans in France: civil servants employed by France Telecom are covered by the government-sponsored civil and military pension plans, France Telecom's obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, France Telecom has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

•

retirement bonuses and other similar benefits: under the laws of some countries, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end-of-career salary.

•

benefits other than pensions: the Group offers retired employees certain benefits such as free telephone lines or access to corporate catering.

These employee benefits are granted through:

•

mainly defined contribution plans: the contributions, paid to independent institutions which are in charge of their administrative and financial management, are expensed when service is rendered; or

•

defined benefit plans: obligations under these plans are measured using the projected unit credit method:

•

their calculation is based on demographics (staff turnover, mortality, etc.) and financial assumptions (salary increase, inflation rate, etc.) defined at the level of each entity concerned and is discounted;

•

the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists);

•

actuarial gains and losses on defined benefit plans are fully recorded in other comprehensive income;

•

the Group's defined benefit plans are generally not financed. In the rare cases where they are, hedging assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subjected to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies and is generally carried out by fund managers selected by the committees and depends on the market opportunities. Assets are measured at fair value, determined by reference to quoted price, since they are mostly invested in listed securities (shares, bonds, mutual funds) and the use of other asset categories is limited.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time senior plan (TPS).  The calculation of the related commitments is based on actuarial assumptions including demographic, financial and discounting assumptions similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

Termination benefits

The Group set up an early retirement plan for civil servants and contract-based employees in France from 1996 to 2006. These employees receive 70% of their salary between the age of 55 and 60. This benefit is accounted for in the same way as lump-sum benefits payable on termination of service: a provision is recognized for this commitment, which will be fully settled in 2012.

Any other termination benefits are also covered by provisions. For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

Consolidated financial statements 2011

Share-based compensation

Special employee shareholding plan

Following the sale by the French State of a portion of France Telecom's capital, preferred subscription rights must be awarded to the Group's current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

Compensation cost is estimated based on fair value at grant date of the shares awarded. As no vesting period applies, the amount is expensed directly against equity.

If applicable, a non-transferability discount is estimated by valuing the cost of a hedging strategy combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings, using a valuation model based on market data.

Other share-based payments

The fair value of stock-options and bonus shares is generally determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option's life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions.

The amount so determined is recognized in labor expenses on a straight-line basis over the vesting period against:

•

employee benefit liabilities for cash-settled plans, remeasured against profit or loss at each year-end; and

•

equity for equity-settled plans.

18.5

Impairment losses and goodwill

Goodwill recognized as an asset in the statement of financial position comprises:

•

for business combinations before January 1, 2010

•

goodwill as the excess of the cost of the business combination over the acquirer's interest in the acquiree's identifiable net assets measured at fair value at the acquisition-date; and

•

goodwill relating to any additional purchase of non-controlling interests with no purchase price allocation;

•

for business combinations on or after January 1, 2010 with an acquired ownership interest below 100%, goodwill is computed:

•

either on the equity interest acquired, with no subsequent changes if there are any additional purchases of non-controlling interests; or

•

on a 100% basis leading to the recognition of goodwill relating to the non-controlling interest share.

Goodwill is not amortized but tested for impairment at least once a year or more frequently when there is an indication that it may be impaired. Therefore, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

IAS 36 requires these tests to be performed at the level of each Cash Generating Unit (CGU) or groups of CGUs likely to benefit from acquisition-related synergies, within an operating segment. A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. This allocation is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined, on November 30, on the basis of available market information including: (i) the discounted present value of future cash flows over a five-year period, plus a terminal value, (ii) revenue and EBITDA multiples for comparable companies adjusted for a control premium, and (iii) revenue and EBITDA for comparable transactions.

Consolidated financial statements 2011

Value in use is the present value of the future cash flows expected to be derived from the CGUs or groups of CGUs. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by the Group's management, as follows:

•

cash flow projections are based on three to five-year business plans;

•

cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate over the next two years (for some CGUs), followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

•

the cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

Carrying values of CGUs and groups of CGUs tested include goodwill, intangible assets with indefinite useful life arising from business combinations (except for the Orange trademark which is tested separately) and assets with finite useful life (property, plant and equipment, intangible assets and net working capital). Net book values are disclosed at the level of the CGUs and groups of CGUs, i.e. including accounting items related to transactions with other CGUs and groups of CGUs.

For a CGU partially owned by the Group, when it includes a portion relating to non-controlling interests, the impairment loss is allocated between the owners of the parent and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded in operating income as a deduction from operating income and is never reversed subsequently.

18.6

Intangible assets, property, plant and equipment and income on disposal of assets

Intangible assets

Intangible assets consist mainly of trademarks, subscriber bases, licenses, content rights, indefeasible rights of use, patents, development costs and software.

Intangible assets are initially recognized at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally generated trademarks and subscriber bases are not recognized as assets.

Library features and distribution rights are recognized at their acquisition cost as intangible assets when the content has been accepted technically and the rights have become valid. Film co-production rights are accounted for based on the stage of completion of the film.

Indefeasible Rights of Use (IRUs) acquired by the Group correspond to the right to use cable or capacity transmission cable (mainly submarine cables) granted for a fixed period. IRUs are recognized as an asset when the Group has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset's economic life.

The Group's research and development projects mainly relate to: the upgrade of the network architecture or functionality, and the development of service platforms aimed at offering new services to the Group's customers. These projects generally give rise to the development of software that does not form an integral part of the network's tangible assets within the meaning of IAS 38. Development costs are expensed as incurred except those recognized as intangible assets when the following conditions are met:

•

the intention to complete the intangible asset and use or sell it and the ability of adequate technical and financial resources for this purpose;

•

the probability for the intangible asset to generate future economic benefits for the Group; and

•

the reliable measurement of the expenditure attributable to the intangible asset during its development.

Property, plant and equipment

Property, plant and equipment mainly comprise network equipment.

The gross value of tangible assets corresponds to their acquisition or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by the Group.

The cost of networks includes design and construction costs, as well as capacity improvement costs. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset's productivity or prolong its useful life.

When tangible assets are acquired in a business combination, their cost is determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using generally accepted valuation methods.

The total cost of an asset is allocated among its different components and each component is accounted for separately when the components have different useful lives, or when the pattern in which their future economic benefits are expected to be consumed by the entity varies.

Contracts relating to satellite capacity have been reviewed in light of the criteria set out in IFRIC 4. As no specific assets have been identified, these contracts are considered to be service contracts, which costs expensed when the service is rendered.  Firm purchase commitments relating satellite capacity are unrecognized contractual commitments.

Consolidated financial statements 2011

Finance leases

Assets acquired under leases that transfer the risks and rewards of ownership to the Group are recorded as assets, with an obligation of the same amount recorded in liabilities. The risks and rewards of ownership are considered as having been transferred to the Group notably when:

•

the lease transfers ownership of the asset to the lessee by the end of the lease term;

•

the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable; therefore for the Group to be reasonably certain, at the inception of the lease, that the option will be exercised;

•

the lease term is for the major part of the estimated economic life of the leased asset;

•

at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Most of these agreements relate to network buildings.

Assets leased by the Group as the lessor, under leases that transfer the risks and rewards of ownership to the lessee, are treated as having been sold.

Government grants

The Group may receive non-repayable government grants in the form of direct or indirect funding for capital projects, mainly provided by local and regional authorities. These grants are deducted from the cost of the related assets and are recognized in the income statement, based on the pattern in which the related asset's expected future economic benefits are consumed.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset which requires a substantial period of time to get ready for its intended use or sale. In the Group's assessment, the network deployment mode does not generally require a substantial period of time.

As a consequence, the Group usually does not capitalize interest expense incurred during the period of construction and acquisition of property, plant and equipment and intangible assets.

Depreciation

Trademarks

Trademarks having an indefinite useful life, such as the Orange trademark, are not amortized but tested for impairment at least annually. Finite-lived trademarks are amortized over their expected useful lives.

Subscriber bases

Subscriber bases are amortized over the expected life of the commercial relationship, estimated at between 3 and 7 years.

Licenses

Licenses to operate mobile telephone networks are amortized on a straight-line basis over the license period from the date when the network is technically ready and the service can be marketed. The right to operate a mobile network is recorded in an amount corresponding to the fixed portion of the royalties due when the license was granted. The variable user fee (in France corresponding to 1% of qualifying revenues generated by the second and third generation network) is expensed as incurred.

Content rights

Content rights are amortized using the film forecast method (i.e. based upon the proportion of the film's revenues recognized for the period to the film's total estimated revenues).

Firm purchase commitments relating to content rights are unrecognized contractual commitments, less any prepayments made, which are recognized as prepaid expenses.

Indefeasible Rights of Use of submarine and terrestrial cables

IRUs are depreciated over the shorter of the expected period of use and the life of the contract.

Consolidated financial statements 2011

Patents

Patents are amortized on a straight-line basis over the expected period of use, not to exceed 20 years.

Software and research and development costs

Software is amortized on a straight-line basis over its expected useful life which does not exceed 5 years.

Capitalized development costs are amortized on a straight-line basis over their expected useful lives generally not exceeding 3 years.

Others

Property, plant and equipment are depreciated to expense their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. Therefore, the straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission and other network equipment	5 to 10 years
Cables and civil works	15 to 30 years
Computer hardware	3 to 5 years
Other	3 to 14 years

These useful lives are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively.

Impairment of non-current assets other than goodwill and trademarks

Given the nature of its assets and activities, most of the Group's individual assets do not generate cash flows that are independent of those from CGUs. The recoverable amount is therefore determined at the level of the CGU to which the asset belongs.

18.7

Provisions

In addition to the provisions relating to employee benefits, the Group's provisions mainly relate to litigation and restructuring, and to dismantling and restoring sites.

Provisions are recognized when the Group has a present obligation towards a third-party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group's actions where, by an established pattern of past practice, published policies, the Group creates a valid expectation on the part of other parties that the Group will discharge certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure likely to be incurred by the Group to settle its obligation.

Contingent liabilities are disclosed in the notes to the financial statements. They correspond to:

•

probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group's control; or

•

present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions.

The costs may result from these proceedings are only accrued when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

Consolidated financial statements 2011

Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan prior to the end of the reporting period.

Provisions for dismantling and restoring sites

The Group is required to dismantle equipment and restore sites.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by the Group to meet its environmental commitments and annual estimated asset dismantling and site restorations. The provision is assessed on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of the commitment settlement. It is discounted at a risk-free rate. This estimate is revised annually and adjusted where appropriate against the asset to which it relates.

18.8

Interests in associates

The carrying amount of investment in associates corresponds to the initial cost increased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. In case of losses and after the carrying amount of investment is reduced to zero, the Group ceases to recognize the additional share of losses since it is not committed beyond its investment.

An impairment test is performed when there is objective evidence of impairment, for instance a decrease in quoted price when the investee is listed, significant financial difficulty of the investee, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect over the investee.

An impairment loss is recorded when the recoverable amount becomes lower than the carrying amount, recoverable amount being the higher of value in use and fair value less costs to sell (see Note 18.5). Impairment losses can be reversed when the recoverable amount exceeds the carrying amount again.

18.9

Financial assets and liabilities, net finance costs

Financial assets and liabilities are recognized initially at fair value. They are subsequently measured either at fair value or amortized cost using the effective interest method, in accordance with the IAS 39 category they belong to.

The effective interest rate is the rate that discounts estimated future cash flows through the expected contractual term, or the most probable expected term of the financial instrument, to the net carrying amount of the financial asset or liability. This calculation includes all fees and points paid or received between parties to the contract.

Recognition and measurement of financial assets

The Group does not hold any financial assets qualifying as held-to-maturity assets.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies, marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets, and certain assets related to in-substance defeasance transactions and cross-border leases (Qualified Technological Equipment (QTE) leases). They are recognized and subsequently measured at fair value. Fair value corresponds to quoted price for listed securities or, for non-listed securities, a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, discounted present value of future cash flows).

Temporary changes in value are recorded as "Gains (losses) on financial assets available-for-sale" within other comprehensive income.

When there is an objective evidence of impairment for available-for-sale assets such as a significant or prolonged decline in their fair value, cumulative impairment loss included in other comprehensive is reclassified from equity to income.

Loans and receivables

This category mainly includes trade receivables, cash, some cash collateral, as well as other loans and receivables. These instruments are recognized at fair value upon origination and are subsequently measured at amortized cost by the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each the reporting period. An impairment is recognized in the income statement when the financial asset carrying amount is higher than its recoverable amount.

Consolidated financial statements 2011

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are:

•

assets held for trading that the Group acquired principally for the purpose of selling them in the near term;

•

assets that form a part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking;

•

derivative assets not qualifying for hedge accounting;

•

assets voluntarily classified at inception in this category because:

•

this classification allows to eliminate or to significantly reduce a measurement or recognition inconsistency regarding recognition of assets or liabilities linked together, that would otherwise be assessed differently (for instance, a financial asset measured at fair value, linked to a financial liability measured at amortized cost);

•

a group of financial assets, financial liabilities or both is managed and its performance is valued on a fair value basis, in accordance with a documented risk management or investment strategy, and information about this group of financial instruments is provided internally on that basis to the Group's key management personnel;

•

the Group decides not to separate from the host contract a separable embedded derivative. It should then assess the entire hybrid instrument at its fair value.

The Group can designate at fair value at inception cash and cash equivalents with high liquidity and low volatility investments such as negotiable debt securities, deposits and mutual funds (OPCVM).

The Group classifies as cash equivalents in the statement of financial position and in the statement of cash flows the investments which meet the conditions required by IAS 7 (assets easily convertible into a determined cash amount and subject to a remote risk of change in value).

Recognition and measurement of financial liabilities

Financial liabilities at amortized cost

With the exception of financial liabilities at fair value, borrowings and other financial liabilities are recognized upon origination at fair value of the sums paid or received in exchange for the liability, and subsequently measured at amortized cost using the effective interest method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability's carrying value. The costs are subsequently amortized over the life of the debt, by the effective interest method.

Within the Group, some financial liabilities at amortized cost, including borrowings, are subject to hedge accounting. This relates mostly to fix rate borrowings hedged against changes in interest rate and currency value (fair value hedge) and to foreign currency borrowings in order to hedge to future cash flows against changes in currency value (cash flow hedges).

Compound instruments

Certain financial instruments comprise both a liability component and an equity component. For the Group, they comprise perpetual bonds redeemable for shares (TDIRA) and bonds convertible into or exchangeable for new or existing shares (OCEANE). On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The equity component is assigned to the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The equity component determined at initial recognition is not subsequently remeasured.

Financial liabilities at fair value through profit or loss

The abovementioned policies relating to financial assets at fair value through profit or loss are applicable to the financial liabilities of identical nature.

Recognition and measurement of derivative instruments

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, whether or not they qualify for hedge accounting under IAS 39.

Derivatives are classified as financial assets or liabilities through profit or loss or as a separate line item in the statement of financial position when they qualify for hedge accounting.

Consolidated financial statements 2011

Hedge accounting is applicable when:

•

at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

•

at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125%).

Hedge accounting can be done in three different ways:

•

the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and could affect profit or loss.

•

The hedged portion of these items is remeasured at fair value. Change in this fair value is booked in profit or loss and balanced by the symmetrical changes in the hedging financial instruments fair value to the limit of the hedge effectiveness.

•

the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

•

As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income and is reclassified in:

•

profit or loss when the hedged item affects the profit or loss with respect to financial assets and liabilities;

•

the initial cost of the hedged item with respect to the non-financial assets and liabilities.

•

the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation.

•

The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss on the disposal of the net investment.

Hedge accounting can be terminated when the hedged item is no longer recognized, when the Group voluntarily revokes the designation of the hedging relationship, or when the hedging instrument is terminated or exercised. The accounting consequences are for:

•

fair value hedge: at the hedge accounting termination date, the adjustment of the debt fair value is based on a recalculated effective interest rate at the date amortization begins;

•

cash flow hedge: amounts booked in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized or, in all other cases, when the hedged item affects profit or loss.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

18.10

Income taxes

Current tax is measured by the Group at the amount expected to be paid or recovered from the taxation authorities of each country, based on its interpretation with regard to the application of tax legislation.

Deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

•

the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

•

it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by these companies.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carryforwards.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

•

entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to forecast horizons and uncertainties as to the economic environment;

•

entities have not yet begun to use the tax loss carryforwards;

•

entities do not expect to use the losses within the timeframe allowed by tax regulations;

•

tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

In accordance with these principles, the Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Consolidated financial statements 2011

18.11

Equity

Share issuance costs

External costs directly related to share issues are deducted from the related premium (net of any tax savings). Other costs are expensed as incurred.

Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity, net of tax.

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations.

•

basic earnings per share are calculated by dividing net income for the year attributable to the equity holders outstanding during the year;

•

diluted earnings per share are calculated based on earnings per share attributable to the equity holders of France Telecom S.A., adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period.

When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

Non-controlling interests

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase non-controlling interests, the carrying amount of non-controlling interests within equity is reclassified in financial debt.

Where the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in shareholders' equity attributable to the owners of the parent. Financial debt is remeasured at fair value at the end of each reporting period and, in the absence of any guidance provided by IFRSs, against finance income or expense.

The accounting treatment of put options granted to non-controlling shareholders is currently being analyzed by IASB.

Negative non-controlling interests

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. In accordance with IAS 27R, this could result in the non-controlling interests having a deficit balance.

Transactions between shareholders

Each agreement with minority shareholders of a subsidiary, when it does lead to loss of control, is accounted for as an equity transaction with no effect on total comprehensive income.

18.12

Disclosure on related-party transactions

Related-party transactions cover the main transactions carried out in the ordinary course of business with associates and companies in which the Chairman of France Telecom's Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee (see Notes 9.2 and 19).

Telecommunications services provided to French governmental authorities which are one of the Group's largest customers, as well as those to its various local and regional authorities, are rendered on an arm's length basis.

Consolidated financial statements 2011

NOTE 19   EXECUTIVE COMPENSATION

The following table shows the compensation disbursed by France Telecom S.A. and its controlled companies to persons who were members of France Telecom's Board of Directors or Executive Committee at any time during the year or at the end of the year. The Executive Committee, which consisted of 13 members as of December 31, 2011 (15 members as of December 31, 2010), replaced the former 9-member Group Management Committee on April 6, 2010.

(in euros)	December 31, 2011	December 31, 2010	December 31, 2009
Short-term benefits excluding employer social security contributions (1)	10,501,528	11,390,724	8,032,316
Short-term benefits: employer's social security contributions	3,036,939	2,825,306	2,059,607
Post-employment benefits (2)	1,444,722	1,418,738	1,177,067
Other long-term benefits			-
Termination benefits	1,733,390		-
Share-based compensation (3)	1,261	45,872	518,985

(1) Includes all compensation recognized (gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive schemes and profit-sharing) over the period.
(2) Service cost.
(3) Expense recorded in the income statement in respect of the free share award plan, stock option plans and employee shareholding plans.

The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements at December 31, 2011 in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 14,616,527 euros (14,613,939 euros in 2010 and 7,298,411 euros in 2009).

Executive Committee members' contracts include a clause providing a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit).

Consolidated financial statements 2011

NOTE 20   FEES PAID TO STATUTORY AUDITORS

As required by Decree No. 2008-1487 of December 30, 2008 supplementing article R.233-14 §17 of the Code de Commerce, the following table shows the amount of auditors' fees included in the Group's consolidated income statement for the year, broken down into audit and certification fees for the consolidated financial statements and fees for advisory and other services rendered for procedures that are directly linked to the statutory audit of the consolidated financial statements. The fees shown for the subsidiaries apply to fully consolidated subsidiaries and, in 2009, to fully consolidated subsidiaries and proportionately consolidated companies.

	Deloitte						Ernst & Young
	Amount			%			Amount			%
(in millions of euros)	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Audit
Statutory audit fees, certification, auditing of the accounts	13.8	14.0	13.8	92%	94%	96%	16.0	16.7	16.9	98%	93%	95%
issuer	6.9	6.9	6.8	46%	46%	47%	7.0	7.5	7.4	43%	42%	42%
subsidiaries	6.9	7.1	7.0	46%	48%	49%	9.0	9.2	9.5	55%	51%	53%
Ancillary assignments and services directly linked to the statutory auditors' mission	1.2	0.8	0.6	8%	5%	4%	0.7	1.1	0.7	2%	6%	4%
issuer	0.4	0.5	0.3	3%	3%	2%	0.1	0.4	0.3	1%	2%	2%
subsidiaries	0.8	0.3	0.3	5%	2%	2%	0.6	0.7	0.4	1%	4%	2%
Sub-total	15.0	14.8	14.4	100%	99%	100%	16.7	17.8	17.6	100%	99%	99%
Other services rendered by auditors' networks to fully-consolidated subsidiaries
- Tax	-	-	-	-	-	-	0.1	0.1	0.2	0%	1%	1%
- Legal and personnel-related	-	0.1	-	-	1%	-	-	-	-	-	-	-
- Other	-	-	-	-	-	-	-	-	-	-	-	-
Sub-total	-	0.1		-	1%	-	0.1	0.1	0.2	0%	1%	1%
TOTAL	15.0	14.9	14.4	100%	100%	100%	16.8	17.9	17.8	100%	100%	100%

Rules for approving auditors' fees

France Telecom's Audit Committee defines and oversees the procedures for selecting statutory auditors and makes a recommendation to the Board of Directors on their appointment and the terms of their compensation. The Audit Committee also reviews the policies and rules designed to safeguard the independence of the statutory auditors. It studies their engagement plan and the scope of their assignment.

With a view to safeguarding the auditors' independence and objectivity and in accordance with the applicable European and US regulations, France Telecom has instituted a policy for pre-approving audit and other services provided by the auditors. In December 2003, the Audit Committee adopted Group-wide internal rules in this area. These rules stipulate that all permitted audit or other services are subject to prior approval by the Audit Committee. Approval is granted either on a general basis covering a list of specific services, or on a case-by-case basis for all other services. Other services (including those directly related to the audit assignment) which may be subject to prior approval on a general basis are limited to a percentage of audit fees. Services provided above and beyond these limits are subject to specific prior approval. Lastly, the internal rules provide a list of non-audit related services which are prohibited because they could interfere with the auditors' independence.

All services provided by the statutory auditors in 2009, 2010 and 2011 were approved, in accordance with these rules, and the Audit Committee was regularly informed of the services provided and fees due.

Consolidated financial statements 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 23, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations